Form 10-K, Exhibit 13
period 1994-01-30
HANCOCK FABRICS INC
filed 1994-04-27
CIK 812906

                             HANCOCK FABRICS, INC.
                              1993 ANNUAL REPORT                      EXHIBIT 13



QUARTERLY FINANCIAL DATA (UNAUDITED)
- -------------------------------------------------------------------------------------
YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993
  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                       PER COMMON SHARE
                                                             ------------------------
                                      GROSS       NET            NET           CASH
                           SALES      MARGIN    EARNINGS     EARNINGS (1)    DIVIDEND
- -------------------------------------------------------------------------------------
1993
  First Quarter          $ 92,814   $ 39,978    $   809        $0.04          $0.08
  Second Quarter           83,577     37,487        104         0.00           0.08
  Third Quarter            99,038     44,214      3,291         0.16           0.08
  Fourth Quarter           92,316     39,812      1,234         0.06           0.08
- -------------------------------------------------------------------------------------
                         $367,745   $161,491    $ 5,438        $0.26          $0.32
=====================================================================================
1992
  First Quarter          $ 95,793   $ 44,375    $ 3,396        $0.15          $0.08
  Second Quarter           87,198     41,106      2,149         0.10           0.08
  Third Quarter           101,232     45,560      4,030         0.19           0.08
  Fourth Quarter           96,152     42,034      2,543         0.12           0.08
- -------------------------------------------------------------------------------------
                         $380,375   $173,075    $12,118        $0.57          $0.32
=====================================================================================

(1)  Per share amounts are based on average shares outstanding during each quarter and may not add to the total for the year.


FIVE-YEAR SUMMARY OF SIGNIFICANT FINANCIAL INFORMATION


- ------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER
  SHARE AMOUNTS AND NUMBER OF STORES)            1993        1992        1991       1990 (3)    1989
- ------------------------------------------------------------------------------------------------------
Sales                                          $367,745    $380,375    $388,001    $386,882   $345,819
Earnings before income taxes and
  cumulative effect of changes in
  accounting methods (1)                          8,665      19,105      36,590      44,520     41,349
Earnings before cumulative effect of
  changes in accounting methods                   5,438      12,118      22,964      28,105     25,957
Net earnings                                      5,438      12,118      17,307      28,105     25,957
Earnings per common share (2)
  Before cumulative effect of
    changes in accounting methods                  0.26        0.57        1.03        1.23       1.05
  Net earnings                                     0.26        0.57        0.78        1.23       1.05
Total assets                                    208,548     214,227     215,225     196,183    175,585
Capital expenditures                              2,786       4,240       6,260       4,930      5,029
Long- and short-term indebtedness                45,000      58,000      50,000      35,000     35,000
Common shareholders' equity                      93,542      94,501      97,229      93,459     85,676
- ------------------------------------------------------------------------------------------------------
Common shares outstanding, net (2)               21,397      21,306      22,038      22,347     23,116
Stores in operation                                 500         482         459         437        402

(1)      Including decrease from effect of LIFO as follows (in thousands): 1993, $(6,600); 1992, $(6,998); 1991, $(4,280); 1990,
         $(5,598); and 1989, $(3,820).
(2)      Retroactively restated for a two-for-one stock split effected in the form of a 100% stock dividend on April 1, 1991.
(3)      Results for 1990 include 53 weeks.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents the percentage of sales for the periods indicated and percentage changes from period to period of certain items included in the Consolidated Statement of Earnings:

                                                                         PERCENT CHANGE
                                       PERCENT OF NET SALES              FROM PRIOR YEAR
                                 -------------------------------       -------------------
                                  1993        1992         1991        1993           1992
                                 ------      ------       ------      ------         ------
Sales                            100.0%      100.0%       100.0%      (3.3%)         (2.0%)
Comparable store sales                                                (5.6%)         (4.9%)
Gross margin                      43.9%       45.5%        47.4%
Selling, general and
  administrative expenses         39.8%       38.7%        36.5%
Earnings before cumulative
  effect of changes in
  accounting methods               1.5%        3.2%         5.9%     (55.1%)        (47.2%)

Hancock's sales growth slowed in the second half of 1991 and declined during 1992 and 1993. Sales for 1993 decreased by $12.6 million from 1992 after a decline of $7.6 million in 1992 from 1991. A decline in comparable store sales was responsible for the reduction in sales for the 1993 and 1992 fiscal years. Sales have benefitted from the addition of 18, 23 and 22 net new stores in 1993, 1992 and 1991, respectively.

Several factors had an adverse effect on sales results in 1993. Excess store capacity in the retail fabric industry was the primary cause of Hancock's results for the last three years. The struggle for market share put pressure on sales, as well as gross margins, and the piece goods industry was forced to begin the process of reducing excess capacity. Weakening demand for apparel fabrics also contributed to the decline in same store sales as growth in alternate product lines was insufficient to offset the apparel category which constituted the largest segment of the sales mix.

Hancock's gross margin in 1993, before the effect of LIFO, declined from 1992 levels due to the promotional environment which existed during the year. Reported gross margins were reduced by LIFO charges of $6.6 million, $7.0 million and $4.3 million for 1993, 1992 and 1991, respectively. Hancock's ability to maintain gross margins by adjusting prices for inflationary increases in merchandise cost was hindered in 1993 by the deep discounting within the industry. Management believes such discounting will continue to hinder gross margin recovery in the near term.

Selling, general and administrative expenses increased as a percentage of sales in 1993 due to lower sales volume. However, actual expense dollars were less than the prior year despite an increase in stores. The accounting change in 1991 reflecting Hancock's adoption of SFAS No. 106 (Post-retirement Benefits Other than Pensions) resulted in additional pretax expense of $1.9 million, $1.8 million and $1.6 million in 1993, 1992 and 1991, respectively. This change is expected to continue to adversely impact expenses in subsequent years.

Earnings before the cumulative effect of changes in accounting methods decreased $6.7 million in 1993 from 1992 following a $10.8 million decrease in 1992 from 1991. Decreases in same store sales and gross margins were the primary factors affecting net earnings in 1993 and 1992.

In the first quarter of 1991, Hancock adopted SFASNo. 109 (Accounting for Income Taxes). Other than the cumulative effect (which increased earnings $869,000), the change did not impact 1991 net earnings. The realization of Hancock's deferred tax asset of $6.5 million is dependent primarily upon generation of future taxable income sufficient to offset these deductions. Management believes based upon historical earnings and anticipated future earnings that normal operations will continue to generate future taxable income sufficient to offset these deductions. As a result of the increase in Federal income tax rates in 1993, Hancock's future earnings could be negatively impacted.

Hancock plans a net increase of approximately 15 retail fabric stores in 1994. Hancock's management believes that opportunities exist for infilling in selected markets as well as for expansion into new markets, and that sales and earnings in the longer term will be favorably affected by the addition of new stores. Management also believes that the maturation of stores opened in prior years will benefit future earnings.

FINANCIAL POSITION

Hancock traditionally maintains a strong financial position as evidenced by the following information as of the end of fiscal years 1993, 1992 and 1991 (dollars in thousands):

                                 1993        1992         1991
                               --------    --------     --------
Cash and cash equivalents      $  4,327    $  8,971     $  4,110
Net cash flows provided by
  operating activities         $ 18,275    $ 16,542     $    860
Working capital                $127,054    $137,520     $130,731
Long-term indebtedness to
  total capitalization             32.5%       38.0%        34.0%

During 1993, cash provided by operations was adversely affected by reduced earnings while the inventory growth was offset by the increase in accounts payable. The other major sources of operating funds were expenses not requiring cash and the increase in postretirement benefit liability, which was comparable with the prior year. These funds were used to retire debt, pay dividends and finance the addition of 18 net stores. Historically, Hancock has financed the expansion of its operations with internally generated cash flow. In 1992, cash provided by operations was affected by a decrease in earnings and accounts payable. These funds, which were supplemented with borrowings, were used to repurchase treasury stock, pay dividends and expand the store base.

Hancock purchased treasury stock of $800 thousand, $9.1 million and $8.7 million in 1993, 1992 and 1991, respectively. Hancock plans to use future excess cash for the retirement of debt and the purchase of treasury stock as market and financial conditions dictate.

Current assets decreased primarily due to a reduction in cash and cash equivalents. In 1993, inventory levels increased slightly after a $6.6 million LIFO charge offset the inventory growth associated with the 18 net new stores. Current liabilities increased due to an increase in accounts payable from the prior year. The prior year accounts payable balance was uncharacteristically low due to a reduction in purchases during the latter part of the year.

CAPITAL REQUIREMENTS

Hancock's principal capital requirements are for the financing of inventories and, to a lesser extent, for capital expenditures relating to store locations and its distribution facility. Funds for such purposes are generated from Hancock's operations and, if necessary, supplemented by borrowings from commercial lenders.

Capital expenditures amounted to $2.8 million in 1993, $4.2 million in 1992 and $6.3 million in 1991. Inventories at current cost increased by $7.6 million in 1993, $700 thousand in 1992 and $26.2 million in 1991. These expenditures reflect, in part, the capital requirements relating to a net increase of 18, 23 and 22 retail fabric stores in 1993, 1992 and 1991, respectively.

Hancock estimates that the capital requirements for financing inventories and capital expenditures relating to the planned net increase of approximately 15 retail fabric stores in 1994 will approximate $10.0 million and that internally generated funds will be sufficient to finance these activities.

EFFECT OF INFLATION

The impact of inflation on labor and occupancy costs can significantly affect Hancock's operations. Many of Hancock's employees are paid hourly rates related to the Federal minimum wage; accordingly, any increases will affect Hancock. In addition, payroll taxes, employee benefits and other employee related costs continue to increase. Costs of leases for new store locations remained stable, but the renewal costs of older leases continue to increase. Taxes, maintenance and insurance costs have also risen. Hancock believes the practice of maintaining adequate operating margins through a combination of price adjustments and cost controls, careful evaluation of occupancy needs and efficient purchasing practices is the most effective tool for coping with increasing costs and expenses.

SEASONALITY

Hancock's business is slightly seasonal. Peak sales periods occur during the fall and pre-Easter weeks, while the lowest sales periods occur during pre-Christmas and mid-summer.


CONSOLIDATED STATEMENT OF EARNINGS
- ----------------------------------------------------------------------------------
YEARS ENDED JANUARY 30, 1994, JANUARY 31, 1993 AND FEBRUARY 2, 1992
  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)          1993         1992       1991
- ----------------------------------------------------------------------------------
Sales                                             $367,745     $380,375   $388,001
Cost of goods sold                                 206,254      207,300    203,897
- ----------------------------------------------------------------------------------
  Gross margin                                     161,491      173,075    184,104
- ----------------------------------------------------------------------------------
Expenses (income)
  Selling, general and administrative              146,509      147,323    141,488
  Depreciation and amortization                      4,241        4,280      3,948
  Interest expense                                   2,314        2,644      2,793
  Interest income                                     (238)        (277)      (715)
- -----------------------------------------------------------------------------------
Total operating and interest expenses              152,826      153,970    147,514
- ----------------------------------------------------------------------------------
Earnings before taxes and cumulative
  effect of changes in accounting methods            8,665       19,105     36,590
Income taxes                                         3,227        6,987     13,626
- ----------------------------------------------------------------------------------
Earnings before cumulative effect of
  changes in accounting methods                      5,438       12,118     22,964
- ----------------------------------------------------------------------------------
Cumulative effect on prior years of
  changes in accounting methods
    Postretirement benefits other than
      pensions, net of income tax of $3,360                                 (6,526)
    Income taxes                                                               869
- ----------------------------------------------------------------------------------
Net earnings                                      $  5,438    $  12,118  $  17,307
==================================================================================
Earnings per share:
  Before cumulative effect of
    changes in accounting methods                 $   0.26    $    0.57  $    1.03
  Cumulative effect of changes in
    accounting methods
      Postretirement benefits
        other than pensions                                                  (0.29)
      Income taxes                                                            0.04
- ----------------------------------------------------------------------------------
  Net                                             $   0.26    $    0.57  $    0.78
==================================================================================
Weighted average number of common shares and
  common equivalent shares outstanding              21,161       21,414     22,308
==================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED BALANCE SHEET
- ---------------------------------------------------------------------------------
AT JANUARY 30, 1994 AND JANUARY 31, 1993
  (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)     1993         1992
- ---------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                 $  4,327     $  8,971
  Receivables, less allowance for doubtful
    accounts of $145 in 1993 and 1992                          1,309        1,683
  Inventories                                                173,297      172,302
  Deferred tax asset                                             330
  Prepaid expenses                                             1,068        1,973
- ---------------------------------------------------------------------------------
  Total current assets                                       180,331      184,929
Property and equipment, at depreciated cost                   21,911       23,636
Deferred tax asset                                             6,190        5,400
Other assets                                                     116          262
- ---------------------------------------------------------------------------------
  Total assets                                              $208,548     $214,227
=================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                          $ 37,032     $ 30,080
  Accrued liabilities                                         14,100       14,951
  Income taxes                                                 2,145        1,665
  Deferred income taxes                                                       713
- ---------------------------------------------------------------------------------
  Total current liabilities                                   53,277       47,409
Long-term debt obligations                                    45,000       58,000
Postretirement benefit liability other than pensions          15,267       13,328
Other deferred liabilities                                     1,462          989
- ---------------------------------------------------------------------------------
  Total liabilities                                          115,006      119,726
- ---------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity:
  Common stock, $.01 par value;  80,000,000
    shares authorized; 26,684,410 issued and
    outstanding (26,507,087 in 1992)                             267          265
  Paid-in capital                                             15,524       13,586
  Retained earnings                                          160,063      161,471
  Less - Treasury stock, at cost, 5,287,026
    shares held (5,201,151 in 1992)                          (77,930)     (77,089)
  Less - Deferred compensation on
    restricted stock incentive plan                           (4,382)      (3,732)
- ---------------------------------------------------------------------------------
  Total shareholders' equity                                  93,542       94,501
- ---------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                $208,548     $214,227
=================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF CASH FLOWS
- ----------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 30, 1994, JANUARY 31, 1993 AND FEBRUARY 2, 1992
  (IN THOUSANDS)                                                1993         1992         1991
- ----------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                              $  5,438      $12,118      $17,307
  Adjustments to reconcile net earnings to
    cash provided by operating activities
      Depreciation and amortization                            4,241        4,280        3,948
      LIFO charge                                              6,600        6,998        4,280
      Deferred income taxes                                   (1,833)        (728)      (8,202)
      Amortization of deferred compensation on
        restricted stock incentive plan                          876          799          738
      (Increase) decrease in assets
        Receivables and prepaid expenses                       1,279          (52)       1,551
        Inventory growth at current cost                      (7,595)        (723)     (26,171)
        Other noncurrent assets                                  146          102          482
      Increase (decrease) in liabilities
        Accounts payable                                       6,952       (8,359)      (3,295)
        Accrued liabilities                                     (851)         540         (535)
        Current income tax obligations                           610         (314)        (738)
        Postretirement benefit liability
          other than pensions                                  1,939        1,839       11,489
        Other deferred liabilities                               473           42            6
- ----------------------------------------------------------------------------------------------
        Net cash provided by operating activities             18,275       16,542          860
- ----------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property and equipment                         (2,786)      (4,240)      (6,260)
  Disposition of property and equipment                          270          408          244
- ----------------------------------------------------------------------------------------------
    Net cash used in investing activities                     (2,516)      (3,832)      (6,016)
- ----------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Long-term borrowings (repayments)                          (13,000)       8,000       15,000
  Purchase of treasury stock                                    (841)      (9,124)      (8,679)
  Proceeds from exercise of stock options                        209          159        1,219
  Issuance of shares under directors' stock plan                  75
  Cash dividends paid                                         (6,846)      (6,884)      (7,117)
- ----------------------------------------------------------------------------------------------
    Net cash provided by (used in)
      financing activities                                   (20,403)      (7,849)         423
- ----------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents              (4,644)       4,861       (4,733)
Beginning of year cash and cash equivalents                    8,971        4,110        8,843
- ----------------------------------------------------------------------------------------------
End of year cash and cash equivalents                       $  4,327      $ 8,971      $ 4,110
==============================================================================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                $  2,283      $ 2,291      $ 2,773
    Income taxes                                            $  4,721      $ 8,004      $16,412
==============================================================================================

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
- ------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 30, 1994, JANUARY 31, 1993 AND FEBRUARY 2, 1992
  (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
                                                      ADDITIONAL                                                    TOTAL
                                                       PAID-IN       RETAINED                          DEFERRED   SHAREHOLDERS'
                                      COMMON STOCK     CAPITAL       EARNINGS     TREASURY  STOCK    COMPENSATION    EQUITY
- ------------------------------------------------------------------------------------------------------------------------------
                                     SHARES    AMOUNT                             SHARES    AMOUNT
Balance February 3, 1991           26,290,422   $263    $ 9,657     $146,047   (3,943,260) $(59,286)   $(3,222)     $93,459
Net earnings                                                          17,307                                         17,307
Cash dividends                                                        (7,117)                                        (7,117)
Exercise of stock options              79,965      1      1,218                                                       1,219
Issuance of restricted stock           38,000               869                                           (869)
Amortization and vesting of
  deferred compensation on
  restricted stock incentive plan                           302                                            738        1,040
Purchase of treasury stock                                                       (427,126)   (8,679)                 (8,679)
- ---------------------------------------------------------------------------------------------------------------------------
Balance February 2, 1992           26,408,387    264     12,046      156,237   (4,370,386)  (67,965)    (3,353)      97,229
Net earnings                                                          12,118                                         12,118
Cash dividends                                                        (6,884)                                        (6,884)
Exercise of stock options              22,700               221                                                         221
Issuance of restricted stock           76,000      1      1,177                                         (1,178)
Amortization and vesting of
  deferred compensation on
  restricted stock incentive plan                           142                                            799          941
Purchase of treasury stock                                                       (830,765)   (9,124)                 (9,124)
- ---------------------------------------------------------------------------------------------------------------------------
Balance January 31, 1993           26,507,087    265     13,586      161,471   (5,201,151)  (77,089)    (3,732)      94,501
Net earnings                                                           5,438                                          5,438
Cash dividends                                                        (6,846)                                        (6,846)
Exercise of stock options              32,275               249                                                         249
Issuance of restricted stock          146,100      2      1,620                                         (1,622)
Cancellation of restricted stock       (7,800)              (96)                                            96
Amortization and vesting of
  deferred compensation on
  restricted stock incentive plan                            90                                            876          966
Issuance of shares under directors'
  stock plan                            6,748                75                                                          75
Purchase of treasury stock                                                        (85,875)     (841)                   (841)
- ---------------------------------------------------------------------------------------------------------------------------
Balance January 30, 1994           26,684,410   $267    $15,524     $160,063   (5,287,026) $(77,930)   $(4,382)     $93,542
===========================================================================================================================

See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Description of Business

Hancock Fabrics, Inc. ("Hancock") is a retail and wholesale merchant of fabrics, crafts and related home sewing accessories. Hancock operates 500 stores in 33 states under the tradenames "Hancock Fabrics," "Minnesota Fabrics," "Fabric Warehouse" and "Fabric Market" and supplies almost 200 independent wholesale customers.

SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Hancock and its wholly-owned subsidiary. All significant intercompany accounts and transactions are eliminated. Hancock maintains its financial records on a 52-53 week fiscal year ending on the Sunday closest to January 31.

CASH AND CASH EQUIVALENTS include cash on hand, amounts due from banks and repurchase agreements having maturities of three months or less and are reflected as such for purposes of reporting cash flows.

INVENTORIES consist of fabrics, sewing notions and crafts held for resale and are valued at the lower-of-cost or market; cost is determined by the last-in, first-out (LIFO) method. The current cost of inventories exceeded the LIFO cost by $38.6 million, $32.0 million and $25.0 million at January 30, 1994, January 31, 1993 and February 2, 1992, respectively.

DEPRECIATION is computed by use of the straight-line method over the estimated useful lives of buildings, fixtures and equipment. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. Average depreciable lives are: building and improvements 15-20 years; fixtures and equipment 3-10 years; and transportation equipment 3-5 years.

MAINTENANCE AND REPAIRS are charged to expense as incurred and major improvements are capitalized.

ADVERTISING, including production costs, is charged to expense on the first date of the advertising period.

PREOPENING COSTS of new stores are charged to expense in the year that the store opens. These costs primarily include labor to stock the store, preopening advertising, store supplies and other expendable items.

EARNINGS PER SHARE are based on the weighted average number of common shares and common equivalent shares outstanding. Common equivalent shares represent dilutive stock options and restricted stock shares, reduced by the number of shares which could be repurchased at the average fair market value during the year with the proceeds of the options and the income tax savings available from recognizing compensation expense as a tax deduction.

CHANGES IN ACCOUNTING METHODS

In 1991, Hancock adopted Statement of Financial Accounting Standards ("SFAS") No. 106 - "Employers' Accounting for Postretirement Benefits Other than Pensions" which requires the accrual method of accounting for postemployment benefits offered to employees. The cumulative effect on prior years, net of income tax effect, decreased net earnings by $6.5 million.

In 1991, Hancock also adopted SFAS No. 109 - "Accounting for Income Taxes." This standard requires the use of the liability method of computing deferred taxes using current enacted rates. This standard also simplifies certain deferred tax calculations while providing less restrictive guidelines for recognition of deferred tax benefits. Other than the cumulative effect on prior years (which increased net earnings $869,000), this change did not impact 1991 net earnings.


PROPERTY AND EQUIPMENT
                                       1993                     1992
                                      -------  (IN THOUSANDS)  -------
Buildings and improvements            $10,636                  $10,604
Leasehold improvements                  9,032                   10,803
Fixtures and equipment                 34,065                   32,641
Transportation equipment                1,312                    1,286
Assets under capital leases               428                    1,071
                                      -------                  -------
                                       55,473                   56,405
Less accumulated depreciation
  and amortization                     34,648                   33,855
                                      -------                  -------
                                       20,825                   22,550
Land                                    1,086                    1,086
                                      -------                  -------
                                      $21,911                  $23,636
                                      =======                  =======


ACCRUED LIABILITIES


                                       1993                   1992
                                      ------- (IN THOUSANDS) -------
Payroll and benefits                  $ 5,459                $ 6,061
Property taxes                          3,099                  2,882
Sales taxes                             1,476                  1,532
Other                                   4,066                  4,476
                                      -------                -------
                                      $14,100                $14,951
                                      =======                =======

LONG-TERM DEBT OBLIGATIONS
                                        1993                   1992
                                      ------- (IN THOUSANDS) -------
Revolving credit agreement            $20,000
Notes payable to banks                                       $33,000
Note payable to insurance company      25,000                 25,000
                                      -------                -------
                                      $45,000                $58,000
                                      =======                =======

In 1993, Hancock entered into a $60 million revolving credit agreement with NationsBank of Georgia as agent. This agreement replaced a previous $50 million revolving credit agreement with Morgan Guaranty Trust Co. as agent. The 1993 agreement provides for a maturity date of September 20, 1996 on any outstanding borrowings and an annual commitment fee of 1/8 of 1%. The agreement has two one-year extension options. Borrowings under the revolving credit agreement bear interest at a negotiated rate, a floating rate (the higher of federal funds rate plus 1/2% or the prime rate), a rate derived from the Certificate of Deposit Rate or a rate derived from the London Interbank Offered Rate.

Additionally, Hancock has other credit arrangements with various lending institutions aggregating $55 million. A total of $25 million with an insurance company was outstanding at January 30, 1994 and January 31, 1993 and provides for repayment on November 5, 1995. At January 31, 1993, an additional $33 million was outstanding under certain of the remaining facilities. These notes payable are classified as long-term obligations due to Hancock's ability and intent to refinance these arrangements under the revolving credit agreement.

During 1992, a lending institution repurchased an interest rate swap agreement with Hancock for $1.6 million. This gain was deferred and is being amortized over the three-year life of the related debt.

At January 30, 1994, the effective interest rates on all outstanding borrowings ranged from 3.28% to 5.04% with a weighted average of 4.26%. Under the most restrictive covenants of these agreements, Hancock is required to maintain a specified consolidated tangible net worth and an interest coverage ratio.

Based on the current borrowing rates available to Hancock for bank loans with similar terms and average maturities, the fair value of long-term debt obligations is $45 million and $57.5 million at January 30, 1994 and January 31, 1993, respectively.

LONG-TERM LEASES

Hancock leases its retail fabric store locations under noncancelable operating leases expiring at various dates through 2014. Certain of the leases for store locations provide for additional rent based on sales volume.

Rent expense consists of (in thousands):

                                                     1993     1992     1991
                                                   -------  -------  -------
Minimum rent under operating leases                $27,070  $25,804  $23,893
Additional rent based on sales under all leases        164      280      362
                                                   -------  -------  -------
                                                   $27,234  $26,084  $24,255
                                                   =======  =======  =======

Minimum rental payments under all operating leases as of January 30, 1994 are as follows (in thousands):

  1994                                                     $ 24,509
  1995                                                       22,834
  1996                                                       20,941
  1997                                                       18,065
  1998                                                       15,854
    Thereafter                                               69,937
                                                           --------
Total minimum lease payments                               $172,140
                                                           ========

INCOME TAXES

The components of income tax expense are as follows (in thousands):

                                                     1993     1992      1991
                                                    ------   ------    -------
Currently payable
  Federal                                           $4,475   $6,782    $15,879
  State                                                585      933      1,720
                                                    ------   ------    -------
                                                     5,060    7,715     17,599
                                                    ------   ------    -------
Deferred
  Current                                           (1,043)     186     (1,321)
  Noncurrent                                          (790)    (914)    (6,881)
                                                    ------   ------     ------
                                                    (1,833)    (728)    (8,202)

Adjustment for cumulative effect of
  changes in accounting methods                                          4,229
                                                    ------   ------    -------
                                                    (1,833)    (728)    (3,973)
                                                    ------   ------    -------
                                                    $3,227   $6,987    $13,626
                                                    ======   ======    =======

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

The net current deferred tax asset (liability) is comprised of the following:

                                                                 1993                     1992
                                                               --------  (IN THOUSANDS) --------
Current deferred tax liabilities
  Inventory valuation methods                                  $   (256)                $(1,201)
  Other items                                                       (55)                    (54)
                                                               --------                 -------
Gross current deferred tax liabilities                             (311)                 (1,255)
                                                               --------                 -------
Current deferred tax assets
  Accrual for medical insurance                                     281                     289
  Other items                                                       360                     253
                                                               --------                 -------
Gross current deferred tax assets                                   641                     542
                                                               --------                 -------
                                                               $    330                 $  (713)
                                                               ========                 =======

The net noncurrent deferred tax asset is comprised of the following:

                                                             1993                     1992
                                                            ------  (IN THOUSANDS)  -------
Noncurrent deferred tax liabilities
   Depreciation                                             $(1,720)                $(1,569)
                                                            -------                 -------
Noncurrent deferred tax assets
   Postretirement benefits other than pensions                5,452                   4,584
   Accrual for pension liability                              1,047                     978
   Deferred gain on swap repurchase                             358                     549
   Difference in recognition of restricted stock expense        216                     308
   Deferred compensation liability                              362                     297
   Other deferred deduction items                               475                     253
                                                            -------                 -------
Gross deferred tax assets                                     7,910                   6,969
                                                            -------                 -------
                                                            $ 6,190                 $ 5,400
                                                            =======                 =======

The ultimate realization of a significant portion of this asset is dependent upon the generation of future taxable income sufficient to offset the related deductions on future tax periods in which they reverse. A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

                                                            1993                     1992                   1991
                                                           ------                   ------                 ------
   Statutory Federal income tax rate                       35.0%                     34.0%                  34.0%
   State income taxes, net of
      Federal income tax effect                             2.9                       2.9                    3.2
   Other                                                   (0.7)                     (0.3)
                                                           ----                      ----
   Effective tax rate                                      37.2%                     36.6%                  37.2%
                                                           ====                      ====                   ====

SHAREHOLDERS' INTEREST

AUTHORIZED CAPITAL
Hancock's authorized capital includes five million shares of $0.01 par value preferred stock, none of which have been issued.

On April 1, 1991, Hancock effected, in the form of a 100% stock dividend, a two-for-one stock split. All share and per share information has been retroactively restated to reflect this stock split.

COMMON STOCK PURCHASE RIGHTS
Hancock has entered into a Common Stock Purchase Rights Agreement, as amended (the "Rights Agreement"), with Continental Stock Transfer & Trust Company as Rights Agent. The Rights Agreement in certain circumstances would permit shareholders to purchase common stock at prices which would be substantially below market value.

STOCK REPURCHASE PLAN
On March 2, 1989, Hancock's Board of Directors approved the repurchase from time to time of up to two million shares of common stock through open market purchases or privately negotiated transactions. Through February 3, 1991, the Company had repurchased 1,971,630 shares (before restatement for the effect of the two-for-one stock split on April 1, 1991) of the authorized amount. On December 6, 1990 and on June 11, 1992, Hancock's Board of Directors approved additional repurchases aggregating in total up to two million shares of common stock. During 1993, 1992 and 1991, 85,875, 830,765 and 427,126 shares, respectively, have been repurchased under these authorizations which were not adjusted by the Board for the stock split.

EMPLOYEE BENEFIT PLANS

STOCK OPTIONS
In 1987, Hancock adopted a stock option plan which, as amended, authorized the granting of options to employees for up to two million shares of common stock, at an exercise price of no less than 50% of fair market value on the date the options are granted. On March 19, 1992, Hancock's Board of Directors increased the authorized option shares by one million.

At January 30, 1994, options for a total of 2,462,000 shares of common stock had been granted under the plan, including 449,170 shares for which options have been subsequently exercised and 305,160 shares for which options have terminated unexercised. Options outstanding at January 30, 1994 expire in 1997 through 2003.

A summary of activity in the plan for the years ended January 30, 1994, January 31, 1993 and February 2, 1992 follows:

                                                              1993                     1992                     1991
                                                           ---------                 ---------               ---------
Outstanding at beginning of year                           1,264,245                 1,093,505                 900,470
                                                           ---------                 ---------               ---------
Options granted
  $10.00 share                                               567,800
  $10.75 share                                                                        254,000
  $22.88 share                                                                                                 311,200
                                                           ---------                 ---------               ---------
     Total granted                                           567,800                   254,000                 311,200
                                                           ---------                 ---------               ---------
Options exercised
  $19.57 share                                                                                                  (2,000)
  $13.63 share                                                                            (400)                (36,325)
  $  8.44 share                                               (3,200)                   (6,800)                (15,290)
  $  6.25 share                                               (6,075)                   (7,700)                (21,350)
  $  5.00 share                                              (23,000)                   (7,800)                 (5,000)
                                                           ---------                 ---------               ---------
     Total exercised                                         (32,275)                  (22,700)                (79,965)
                                                           ---------                 ---------               ---------
Options canceled                                             (92,100)                  (60,560)                (38,200)
                                                           ---------                 ---------               ---------
Outstanding at end of year                                 1,707,670                 1,264,245               1,093,505
                                                           ---------                 ---------               ---------
Exercisable at end of year                                 1,059,670                   886,845                 708,405
                                                           =========                 =========               =========

The options exercisable at January 30, 1994 are exercisable at prices ranging from $3.13 to $22.88 per share.

RESTRICTED STOCK
Hancock adopted the 1989 Restricted Stock Plan under which as many as one million shares of common stock, as adjusted, may be issued to key employees at no cost to the employees. During 1993, 1992 and 1991, 146,100, 76,000 and 38,000 restricted shares, respectively, were issued under the plan to officers and key employees. Compensation expense related to the shares issued is recognized over the period for which restrictions apply.

RETIREMENT PLANS
Substantially all full-time employees are covered by a trusteed, noncontributory retirement plan maintained by Hancock. The retirement benefits provided by this plan are primarily based on years of service and employee compensation. Pension costs are funded by quarterly contributions to the trust.

Net periodic pension costs for the years ended January 30, 1994, January 31, 1993 and February 2, 1992, included the following benefit and cost components based on an actuarial valuation for the years ended December 31, 1993, 1992 and 1991, respectively (in thousands):

                                                               1993                     1992                     1991
                                                              ------                  -------                   ------
Service costs                                                 $1,374                   $1,345                   $1,241
Interest costs                                                 1,540                    1,401                    1,244
Return of plan assets                                         (2,422)                  (1,605)                  (3,509)
Amortization of unrecognized net transition asset               (254)                    (254)                    (254)
Deferral of investment gains (losses) in
  excess of (less than) expected returns                         588                     (165)                   2,091
Amortization of unrecognized prior service costs                  56                       56                       56
                                                             -------                  -------                  -------
Net periodic pension costs                                   $   882                   $  778                  $   869
                                                             =======                  ========                 =======

The funded status and the amounts recognized in Hancock's consolidated balance sheet for defined benefit plans based on an actuarial valuation as of the measurement dates of December 31, 1993 and 1992 are as follows:

                                                                                        1993                    1992
                                                                                       ------- (IN THOUSANDS)  -------
Accumulated benefit obligation
   Vested                                                                              $20,266                 $15,958
   Nonvested                                                                             2,337                   1,779
                                                                                       -------                 -------
                                                                                       $22,603                 $17,737
                                                                                       =======                 =======

Plan assets at market value                                                            $22,619                 $20,739
Actuarial present value of projected benefit obligation                                (24,022)                (19,365)
                                                                                       -------                 -------
Funded status                                                                           (1,403)                  1,374
Unrecognized net transition asset                                                       (1,780)                 (2,034)
Unrecognized net (gain)                                                                 (1,024)                 (2,662)
Unrecognized prior service costs                                                         1,443                     540
                                                                                      --------                --------
Accrued pension costs                                                                 $ (2,764)               $ (2,782)
                                                                                      ========                ========

Plan assets include commingled funds, corporate and government debt securities, common stock and real estate. The unrecognized net transition asset is being amortized over 15 years beginning in 1986.

Actuarial assumptions used in the period end valuations were as follows:

                                                           1993                     1992                     1991
                                                           ----                     ----                     ----
Discount rate                                              7.50%                    8.25%                    8.25%
Rate of increase in compensation levels                    4.50%                    5.50%                    5.50%
Expected long-term rate of return on assets                9.00%                    9.00%                    9.00%

INCENTIVE COMPENSATION PLANS
Hancock's store management and key management personnel participate in incentive compensation plans. Approximately 600 employees are covered under the plans. Provision for payments to be made under the plans is based primarily on pretax earnings in excess of a specified return on capital employed in the operations. The amounts expensed under the plans were $2.0 million, $2.3 million and $3.9 million in 1993, 1992 and 1991, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Certain health care benefits are provided by Hancock to substantially all retired employees with more than 15 years of credited service. As discussed previously, in 1991, Hancock changed its method of accounting for such benefits. At December 31, 1993 and 1992, Hancock's accumulated postretirement benefit obligation is as follows:

                                                                                       1993                     1992
                                                                                      -------  (IN THOUSANDS)  ------
Retiree benefit obligation                                                            $ 2,737                  $ 2,889
Fully eligible active benefit obligation                                                  840                      592
Other active benefit obligation                                                         9,321                    8,897
                                                                                      -------                  -------
                                                                                       12,898                   12,378
Unrecognized net gain                                                                   2,369                      950
                                                                                      -------                  -------
                                                                                      $15,267                  $13,328
                                                                                      =======                  =======

The medical care cost trend rates used in determining this obligation for employees before age 65 is 12% decreasing by .75% annually before leveling at 5.5%. For individuals 65 and over, the rate is 9.5% decreasing by .75% annually before leveling at 5%. This trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the combined health care cost trend by 1% would increase the accumulated postretirement benefit obligation by $2.6 million.

The discount and the salary scale rates used in calculating the obligations were 7.5% and 4.5%, respectively at December 31, 1993 and 8.25% and 5.5%, respectively at December 31, 1992.

Net periodic postretirement benefit costs included the following (in thousands):

                                                                            1993                1992              1991
                                                                           ------              ------           --------
Service cost (benefit attributable to current year service)                $1,148              $1,072            $  966
Interest cost                                                                 975                 871               806
Amortization of unrecognized gain                                             (11)
                                                                           ------              ------            ------
                                                                           $2,112              $1,943            $1,772
                                                                           ======              ======            ======

Hancock's policy is to fund claims as incurred. Claims paid in 1993, 1992 and 1991 totaled $173,000, $132,000 and $169,000, respectively.

COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF RISK
Financial instruments which potentially subject the Company to concentrations of risk are primarily cash and cash equivalents. The Company places its cash and cash equivalents in insured depository institutions and limits the amount of exposure to any one institution.

LITIGATION
Hancock is a party to several pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, Hancock's management is of the opinion that it is unlikely that these proceedings and claims will have a material effect on the financial condition or operating results of Hancock.

OTHER FINANCIAL INFORMATION

The following items were charged to cost and expenses (in thousands):

                                                                        1993                 1992               1991
                                                                       -------             --------           --------
Maintenance and repairs                                                $  1,362            $  1,259           $  1,371
Advertising costs                                                        15,250              16,911             16,072
Taxes, other than payroll and income taxes:
  Real estate and personal property                                       5,326               5,072              3,995
  Other                                                                     432                 722                553

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
  Shareholders of Hancock Fabrics, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hancock Fabrics, Inc. and its subsidiary at January 30, 1994 and January 31, 1993, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in the Summary of Accounting Policies to the consolidated financial statements, the Company adopted two new accounting standards that changed its method of accounting for certain postretirement benefits and income taxes in 1991.



/s/ PRICE WATERHOUSE
- --------------------
Memphis, Tennessee
March 4, 1994