Form 10-K405, Exhibit 13
period 1995-01-29
HANCOCK FABRICS INC
filed 1995-04-25
CIK 812906

                                                                      EXHIBIT 13

FIVE-YEAR SUMMARY OF SIGNIFICANT FINANCIAL INFORMATION


- - --------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER
   SHARE AND NUMBER OF STORES)                             1994       1993        1992       1991      1990(3)
- - --------------------------------------------------------------------------------------------------------------
Sales                                                    $366,816   $367,745    $380,375   $388,001   $386,882
Earnings before income taxes and
   cumulative effect of changes in
   accounting methods (1)                                  16,826      8,665      19,105     36,590     44,520
Earnings before cumulative effect
   of changes in accounting methods                        10,139      5,438      12,118     22,964     28,105
Net earnings                                               10,139      5,438      12,118     17,307     28,105
Earnings per common share (2)
   Before cumulative effect of changes
       in accounting methods                                 0.48       0.26        0.57       1.03       1.23
   Net earnings                                              0.48       0.26        0.57        .78       1.23
Total assets                                              208,622    208,548     214,227    215,225    196,183
Capital expenditures                                        4,043      2,786       4,240      6,260      4,930
Long- and short-term indebtedness                          37,000     45,000      58,000     50,000     35,000
Common shareholders' equity                                97,089     93,542      94,501     97,229     93,459
- - --------------------------------------------------------------------------------------------------------------
Common shares outstanding, net (2)                         21,380     21,397      21,306     22,038     22,347
Stores in operation                                           500        500         482        459        437


(1)  Including decrease from effect of LIFO as follows (in thousands):
     1994, $(500); 1993, $(6,600); 1992, $(6,998); 1991, $(4,280); and
     1990, $(5,598).
(2) Retroactively restated for a two-for-one stock split effected in the form of a 100% stock dividend on April 1, 1991.
(3)  Results for 1990 include 53 weeks.



QUARTERLY FINANCIAL DATA (UNAUDITED)


- - --------------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 29, 1995 AND JANUARY 30, 1994
   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                               PER COMMON SHARE
                                                                                     -------------------------
                                                    GROSS             NET                NET            CASH
                                  SALES             MARGIN         EARNINGS          EARNINGS(1)      DIVIDEND
- - --------------------------------------------------------------------------------------------------------------
1994
   First Quarter                 $ 92,894          $ 40,165          $ 1,024             $0.05          $0.08
   Second Quarter                  81,813            39,167              868              0.04           0.08
   Third Quarter                   96,505            46,041            3,913              0.18           0.08
   Fourth Quarter                  95,604            46,014            4,334              0.21           0.08
- - --------------------------------------------------------------------------------------------------------------
                                 $366,816          $171,387          $10,139             $0.48          $0.32
==============================================================================================================
1993
   First Quarter                 $ 92,814          $ 39,978            $ 809             $0.04          $0.08
   Second Quarter                  83,577            37,487              104              0.00           0.08
   Third Quarter                   99,038            44,214            3,291              0.16           0.08
   Fourth Quarter                  92,316            39,812            1,234              0.06           0.08
- - --------------------------------------------------------------------------------------------------------------
                                 $367,745          $161,491          $ 5,438             $0.26          $0.32
==============================================================================================================

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

The following table presents the percentage of sales for the periods indicated and percentage changes from period to period of certain items included in the Consolidated Statement of Earnings:

                                                                                            PERCENT CHANGE
                                                   PERCENT OF NET SALES                     FROM PRIOR YEAR
                                           ------------------------------------           -------------------
                                            1994            1993          1992             1994         1993
                                           ------          ------        ------           ------       ------
Sales                                      100.0%          100.0%        100.0%            (.3%)        (3.3%)
Comparable store sales                                                                     (.7%)        (5.6%)
Gross margin                                46.7%           43.9%         45.5%
Selling, general and
   administrative expenses                  40.4%           39.8%         38.7%            1.1%          (.6%)
Pre-tax earnings                             4.6%            2.4%          5.0%           94.2%        (54.6%)
Net earnings                                 2.8%            1.5%          3.2%           86.4%        (55.1%)


Hancock's sales declined in 1993 and 1994. Sales for 1994 decreased by $929 thousand from 1993 after a decline of $12.6 million in 1993 from 1992. A decline in comparable store sales was responsible for the reduction in sales for the 1994 and 1993 fiscal years. Hancock did not increase its store base in 1994, but sales benefitted from the addition of 18 net new stores in 1993.

Several factors adversely affected sales results in 1994. Excess store capacity in the retail fabric industry was a primary cause of Hancock's sales results for the last three years. Hancock's sales and gross margins came under pressure as a result of the aggressive promotional activity, which escalated in 1993. The struggle for market share put pressure on sales and gross margins, forcing the piece goods industry to begin the process of reducing excess capacity. During 1994, Hancock's sales were hindered by inventory liquidations as competitors' stores closed due to consolidations or worsening financial conditions. Continuing weakness in demand for apparel fabrics also contributed to the decline in same store sales. Growth in alternate product lines was insufficient to offset the apparel category, which constituted the largest segment of the sales mix. Management believes that competitor's inventory liquidations could continue to place pressure on sales results in the near term.

Hancock's gross margin in 1994, before the effect of LIFO, improved from 1993 levels despite the promotional environment and the liquidation of competitors' inventories. The improvement resulted primarily from changes in the product mix to less promotional lines of merchandise. Reported gross margins were reduced by LIFO changes of $500 thousand, $6.6 million and $7.0 million for 1994, 1993 and 1992, respectively.

Selling, general and administrative expenses increased as a percentage of sales in 1994 due to an increase of about 1% in actual expenses. Occupancy and compensation costs contributed primarily to the increased selling, general and administrative expense dollars. Management anticipates that expenses will remain at or near the 1994 dollar level until net store growth resumes.

Hancock plans to open approximately 20 retail fabric stores in 1995 and close or relocate a similar number resulting in no net increase in retail fabric stores. Hancock's management believes that redeploying inventories and other assets from less productive locations to new openings will be a more effective utilization of assets during this period of industry consolidation.

FINANCIAL POSITION

Hancock traditionally maintains a strong financial position as evidenced by the following information as of the end of fiscal years 1994, 1993 and 1992 (dollars in thousands):

                                                           1994          1993            1992
                                                         --------      --------        --------
Cash and cash equivalents                                $  3,855      $  4,327        $  8,971
Net cash flows provided by
   operating activities                                  $ 19,211      $ 18,275        $ 16,542
Working capital                                          $123,795      $127,054        $137,520
Long-term indebtedness to
   total capitalization                                      27.6%         32.5%           38.0%


During 1994, cash provided by operations was favorably impacted by increased earnings and a reduction of inventory, which was partially offset by a decrease in accounts payable. These funds were used to purchase property and equipment, retire debt and pay dividends. Historically, Hancock has financed the expansion of its operations with internally generated cash flow. In 1993, cash provided by operations was adversely affected by reduced earnings while inventory growth offset an increase in accounts payable. These funds were used to retire debt, pay dividends and expand the store base.

Hancock purchased treasury stock of $1.0 million, $800 thousand and $9.1 million in 1994, 1993 and 1992, respectively. Hancock plans to use future excess cash for the retirement of debt and the purchase of treasury stock as market and financial conditions dictate.

Current assets decreased primarily due to a reduction in inventories which offset the increases in deferred taxes and prepaid expenses. In 1994, inventories were reduced at the retail stores and distribution facility in addition to the reduction associated with the $500 thousand increase in the LIFO reserve. Current liabilities were higher due to an increase in income taxes payable and accrued liabilities which offset a decrease in accounts payable.


CAPITAL REQUIREMENTS

Hancock's primary capital requirements are for the financing of inventories and, to a lesser extent, for capital expenditures relating to store locations and its distributing facility. Funds for such purposes are generated from Hancock's operations and, if necessary, supplemented by borrowings from commercial lenders.

Capital expenditures amounted to $4.0 million in 1994, $2.8 million in 1993 and $4.2 million in 1992. These expenditures reflect, in part, the capital required for the acquisition of certain properties in 1994, and a net increase of 18 and 23 retail fabric stores in 1993 and 1992, respectively.

Hancock estimates that capital expenditures for 1995 will approximate $4.0 million. Expenditures include the costs for 20 planned replacement stores and maintenance on the existing retail stores and distribution center. Internally generated funds will be sufficient to finance these capital requirements.


EFFECT OF INFLATION

The impact of inflation on labor and occupancy costs can significantly affect Hancock's operations. Many of Hancock's employees are paid hourly rates related to the Federal minimum wage; according, any increases will affect Hancock. Proposed Federal minimum wage hikes would have an adverse effect on earnings although the impact cannot be readily quantified. In addition, payroll taxes, employee benefits and other employee related costs continue to increase. Costs of leases for new store locations remained stable, but the renewal costs of older leases continue to increase. Taxes, maintenance and insurance costs have also risen. Hancock believes the practice of maintaining adequate operating margins through a combination of price adjustments and cost controls, careful evaluation of occupancy needs and efficient purchasing practices are the most effective tools for coping with increased costs and expenses.


SEASONALITY

Hancock's business is slightly seasonal. Peak sales periods occur during the fall and pre-Easter weeks, while the lowest sales periods occur during pre-Christmas and midsummer.

CONSOLIDATED STATEMENT OF EARNINGS


- - ----------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 29, 1995, JANUARY 30, 1994 AND JANUARY 31, 1993
    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     1994             1993             1992
- - ----------------------------------------------------------------------------------------------------------
Sales                                                          $366,816         $367,745         $380,375
Cost of goods sold                                              195,429          206,254          207,300
- - ----------------------------------------------------------------------------------------------------------
   Gross margin                                                 171,387          161,491          173,075
- - ----------------------------------------------------------------------------------------------------------
Expenses (income)
   Selling, general and administrative                          148,149          146,509          147,323
   Depreciation and amortization                                  4,182            4,241            4,280
   Interest expense                                               2,442            2,314            2,644
   Interest income                                                 (212)            (238)            (277)
- - ----------------------------------------------------------------------------------------------------------
   Total operating and interest expenses                        154,561          152,826          153,970
- - ----------------------------------------------------------------------------------------------------------
Earnings before taxes                                            16,826            8,665           19,105
Income taxes                                                      6,687            3,227            6,987
- - ----------------------------------------------------------------------------------------------------------
Net earnings                                                   $ 10,139         $  5,438         $ 12,118
==========================================================================================================
Earnings per share                                             $   0.48         $   0.26         $   0.57
==========================================================================================================
Weighted average number of common shares and
   common equivalent shares outstanding                          21,118           21,161           21,414
==========================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET


- - ----------------------------------------------------------------------------------------------------------
JANUARY 29, 1995 AND JANUARY 30, 1994
   (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)                         1994             1993
- - ----------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                     $  3,855         $  4,327
  Receivables, less allowance for doubtful
     accounts of $145 in 1994 and 1993                                             1,842            1,309
  Inventories                                                                    169,128          173,297
  Deferred tax asset                                                               2,629              330
  Prepaid expenses                                                                 2,382            1,068
- - ----------------------------------------------------------------------------------------------------------
  Total current assets                                                           179,836          180,331
Property and equipment, at depreciated cost                                       21,673           21,911
Deferred tax asset                                                                 6,753            6,190
Other assets                                                                         360              116
- - ----------------------------------------------------------------------------------------------------------
  Total assets                                                                  $208,622         $208,548
==========================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                              $ 35,305         $ 37,032
  Accrued liabilities                                                             15,935           14,100
  Income taxes                                                                     4,801            2,145
- - ----------------------------------------------------------------------------------------------------------
  Total current liabilities                                                       56,041           53,277
Long-term debt obligations                                                        37,000           45,000
Postretirement benefit liability other than pensions                              16,572           15,267
Other deferred liabilities                                                         1,920            1,462
- - ----------------------------------------------------------------------------------------------------------
  Total liabilities                                                              111,533          115,006
- - ----------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 6 and 11)
- - ----------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Common stock, $.01 par value; 80,000,000 shares authorized;
     26,794,064 issued and outstanding; (26,684,410 in 1993)                         268              267
  Paid-in capital                                                                 16,425           15,524
  Retained earnings                                                              163,339          160,063
  Less - Treasury stock, at cost, 5,413,941
     shares held (5,287,026 in 1993)                                             (78,883)         (77,930)
  Less - Deferred compensation on restricted
     stock incentive plan                                                         (4,060)          (4,382)
- - ----------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                      97,089           93,542
- - ----------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                    $208,622         $208,548
==========================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


- - ----------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 29, 1995, JANUARY 30, 1994 AND JANUARY 31, 1993
   (IN THOUSANDS)                                               1994              1993             1992
- - ----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                                 $10,139           $ 5,438          $12,118
  Adjustments to reconcile net earnings to
     cash provided by operating activities
       Depreciation and amortization                             4,182             4,241            4,280
       LIFO charge                                                 500             6,600            6,998
       Deferred income taxes                                    (2,862)           (1,833)            (728)
       Amortization of deferred compensation on
         restricted stock incentive plan                         1,154               876              799
       (Increase) decrease in assets
         Receivables and prepaid expenses                       (1,847)            1,279              (52)
         Inventory reduction (growth) at current cost            3,669            (7,595)            (723)
         Other noncurrent assets                                  (244)              146              102
       Increase (decrease) in liabilities
         Accounts payable                                       (1,727)            6,952           (8,359)
         Accrued liabilities                                     1,835              (851)             540
         Current income tax obligations                          2,649               610             (314)
         Postretirement benefit liability
           other than pensions                                   1,305             1,939            1,839
         Other deferred liabilities                                458               473               42
- - ----------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities              19,211            18,275           16,542
- - ----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property and equipment                           (4,043)           (2,786)          (4,240)
  Disposition of property and equipment                             99               270              408
- - ----------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                  (3,944)           (2,516)          (3,832)
- - ----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Long-term borrowings (repayments)                             (8,000)          (13,000)           8,000
  Purchase of treasury stock                                      (953)             (841)          (9,124)
  Proceeds from exercise of stock options                            4               209              159
  Issuance of shares under directors' stock plan                    73                75
  Cash dividends paid                                           (6,863)           (6,846)          (6,884)
- - ----------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                 (15,739)          (20,403)          (7,849)
- - ----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                  (472)           (4,644)          (7,849)
Beginning of year cash and cash equivalents                      4,327             8,971            4,110
- - ----------------------------------------------------------------------------------------------------------
End of year cash and cash equivalents                          $ 3,855           $ 4,327          $ 8,971
==========================================================================================================
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
     Interest                                                  $ 2,980           $ 2,283          $ 2,291
     Income taxes                                              $ 6,901           $ 4,419          $ 8,004
==========================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


- - -----------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 29, 1995, JANUARY 30, 1994 AND JANUARY 31, 1993
   (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
                                                           ADDITIONAL                                                     TOTAL
                                                            PAID-IN    RETAINED                            DEFERRED   SHAREHOLDERS'
                                           COMMON STOCK     CAPITAL    EARNINGS        TREASURY STOCK    COMPENSATION    EQUITY
- - -----------------------------------------------------------------------------------------------------------------------------------
                                        SHARES     AMOUNT                           SHARES       AMOUNT
Balance February 2, 1992              26,408,387    $264     $12,046   $156,237  (4,370,386)    $(67,965)   $(3,353)     $97,229
Net earnings                                                             12,118                                           12,118
Cash dividends                                                           (6,884)                                          (6,884)
Exercise of stock options                 22,700                 221                                                         221
Issuance of restricted stock              76,000       1       1,177                                         (1,178)
Amortization and vesting of
  deferred compensation on
  restricted stock incentive plan                                142                                            799          941
Purchase of treasury stock                                                         (830,765)      (9,124)                 (9,124)
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance January 31, 1993              26,507,087     265      13,586    161,471  (5,201,151)     (77,089)    (3,732)      94,501
Net earnings                                                              5,438                                            5,438
Cash dividends                                                           (6,846)                                          (6,846)
Exercise of stock options                 32,275                 249                                                         249
Issuance of restricted stock             146,100       2       1,620                                         (1,622)
Cancellation of restricted stock          (7,800)                (96)                                            96
Amortization and vesting of
  deferred compensation on
  restricted stock incentive plan                                 90                                            876          966
Issuance of shares under directors'
  stock plan                               6,748                  75                                                          75
Purchase of treasury stock                                                          (85,875)        (841)                   (841)
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance January 30, 1994              26,684,410     267      15,524    160,063  (5,287,026)     (77,930)    (4,382)      93,542
Net earnings                                                             10,139                                           10,139
Cash dividends                                                           (6,863)                                          (6,863)
Exercise of stock options                    600                   5                                                           5
Issuance of restricted stock             107,300       1         884                                           (885)
Cancellation of restricted stock          (6,400)                (53)                                            53
Amortization and vesting of
  deferred compensation on
  restricted stock incentive plan                                 (8)                                         1,154        1,146
Issuance of shares under directors'
  stock plan                               8,154                  73                                                          73
Purchase of treasury stock                                                         (126,915)        (953)                   (953)
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance January 29, 1995              26,794,064    $268     $16,425   $163,339  (5,413,941)    $(78,883)   $(4,060)     $97,089
===================================================================================================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

Hancock Fabrics, Inc. ("Hancock") is a retail and wholesale merchant of fabrics, crafts and related home sewing accessories. Hancock operates 500 stores in 33 states under the following trade names: "Hancock Fabrics," "Minnesota Fabrics," "Fabric Warehouse" and "Fabric Market" and supplies almost 200 independent wholesale customers.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Hancock and its wholly owned subsidiary. All significant intercompany accounts and transactions are eliminated. Hancock maintains its financial records on a 52-53 week fiscal year ending on the Sunday closest to January 31.

CASH AND CASH EQUIVALENTS include cash on hand, amounts due from banks and repurchase agreements having original maturities of three months or less and are reflected as such for purposes of reporting cash flows.

INVENTORIES consist of fabrics, sewing notions and crafts held for resale and are valued at the lower of cost or market; cost is determined by the last-in, first-out (LIFO) method. The current cost of inventories exceeded the LIFO cost by $39.1 million, $38.6 million and $32.0 million at January 29, 1995, January 30, 1994 and January 31, 1993, respectively.

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

ADVERTISING, including production costs, is charged to expense the first date of the advertising period.

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

NOTE 3 - PROPERTY AND EQUIPMENT (in thousands)

                                                                                       1994        1993
                                                                                     -------     -------
Buildings and improvements                                                           $11,041     $10,636
Leasehold improvements                                                                 8,822       9,032
Fixtures and equipment                                                                35,457      34,065
Transportation equipment                                                               1,376       1,312
Assets under capital leases                                                              218         428
                                                                                     -------     -------
                                                                                      56,914      55,473
Less accumulated depreciation and amortization                                        37,624      34,648
                                                                                     -------     -------
                                                                                      19,290      20,825
Land                                                                                   2,383       1,086
                                                                                     -------     -------
                                                                                     $21,673     $21,911
                                                                                     =======     =======

Note 4 - ACCRUED LIABILITIES (in thousands)

                                                                                       1994        1993
                                                                                     -------     -------
Payroll and benefits                                                                 $ 6,557     $ 5,459
Property taxes                                                                         3,194       3,099
Sales taxes                                                                            1,685       1,476
Other                                                                                  4,499       4,066
                                                                                     -------     -------
                                                                                     $15,935     $14,100
                                                                                     =======     =======

NOTE 5 - LONG-TERM DEBT OBLIGATIONS (in thousands)

                                                                                      1994        1993
                                                                                    --------    --------
Revolving credit agreement                                                           $10,000     $20,000
Notes payable to banks                                                                 2,000
Note payable to insurance company                                                     25,000      25,000
                                                                                     -------     -------
                                                                                     $37,000     $45,000
                                                                                     =======     =======

In 1993, Hancock entered into a $60 million revolving credit agreement with NationsBank of Georgia as agent. The agreement provides for a maturity date of September 20, 1997 on any outstanding borrowings and an annual facility fee of 1/8 of 1%. The agreement has a one-year extension option. Borrowings under the revolving credit agreement bear interest at a negotiated rate, a floating rate (the higher of federal funds rate plus 1/2% or the prime rate), a rate derived from the Certificate of Deposit Rate or a rate derived from the London Interbank Offered Rate.

Additionally, Hancock has other credit arrangements with various lending institutions aggregating $55 million. A total of $25 million with an insurance company was outstanding at January 29, 1995 and January 30, 1994 and provides for repayment on November 5, 1995. At January 29, 1995, an additional $2 million was outstanding under certain of the remaining facilities. These notes payable are classified as long-term obligations due to Hancock's ability and intent to refinance these arrangements under the revolving credit agreement.

During 1992, a lending institution repurchased an interest rate swap agreement from Hancock for $1.6 million. The gain was deferred and is being amortized over the three-year life of the related debt.

At January 29, 1995, the effective interest rates on all outstanding borrowings ranged from 5.04% to 6.24% with a weighted average of 5.42%. Under the most restrictive covenants of these agreements, Hancock is required to maintain a specified consolidated tangible net worth and an interest coverage ratio.

NOTE 6 - LONG-TERM LEASES

Hancock leases its retail fabric store locations under noncancelable operating leases expiring at various dates through 2014. Certain of the leases for store locations provide for additional rent based on sales volume.

Rent expense consists of the following (in thousands):

                                                                           1994        1993        1992
                                                                          ------      ------      ------
Minimum rent under operating leases                                      $27,789     $27,070     $25,804
Additional rent based on sales under all leases                              163         164         280
                                                                         -------     -------     -------
                                                                         $27,952     $27,234     $26,084
                                                                         =======     =======     =======

Minimum rental payments under all operating leases as of January 29, 1995 are as follows (in thousands):

1995                                                                                $ 24,688
1996                                                                                  22,819
1997                                                                                  19,986
1998                                                                                  17,858
1999                                                                                  15,885
  Thereafter                                                                          62,578
                                                                                    --------
Total minimum lease payments                                                        $163,814
                                                                                    ========

NOTE 7 - INCOME TAXES

The components of income tax expense are as follows (in thousands):

                                                                           1994        1993        1992
                                                                          ------      ------      ------
Currently payable
   Federal                                                               $ 7,967     $ 4,475     $ 6,782
   State                                                                   1,582         585         933
                                                                         -------     -------     -------
                                                                           9,549       5,060       7,715
                                                                         -------     -------     -------

Deferred
   Current                                                                (2,299)     (1,043)        186
   Noncurrent                                                               (563)       (790)       (914)
                                                                         -------     -------     -------
                                                                          (2,862)     (1,833)       (728)
                                                                         -------     -------     -------
                                                                         $ 6,687     $ 3,227     $ 6,987
                                                                         =======     =======     =======

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

The net current deferred tax asset (liability) is comprised of the following (in thousands):

                                                                            1994       1993
                                                                           ------     ------
Current deferred tax liabilities
   Inventory valuation methods                                                        $ (256)
   Other items                                                            $  (56)        (55)
                                                                          ------      ------
Gross current deferred tax liabilities                                       (56)       (311)
                                                                          ------      ------

Current deferred tax assets
   Inventory valuation methods                                             1,570
   Accrual for medical insurance                                             593         281
   Accrual for workers compensation                                          233
   Other items                                                               289         360
                                                                          ------      ------
Gross current deferred tax assets                                          2,685         641
                                                                          ------      ------
                                                                          $2,629      $  330
                                                                          ======      ======

The net noncurrent deferred tax asset is comprised of the following (in thousands):

                                                                          1994        1993
                                                                         -------     -------
Noncurrent deferred tax liabilities
   Depreciation                                                          $(1,687)    $(1,720)
                                                                         -------     -------

Noncurrent deferred tax assets
   Postretirement benefits other than pensions                             5,963       5,452
   Accrual for pension liability                                             943       1,047
   Deferred gain on swap repurchase                                          154         358
   Difference in recognition of restricted stock expense                     356         216
   Deferred compensation liability                                           431         362
   Other deferred deduction items                                            593         475
                                                                         -------     -------
Gross deferred tax assets                                                  8,440       7,910
                                                                         -------     -------
                                                                         $ 6,753     $ 6,190
                                                                         =======     =======

The ultimate realization of a significant portion of this asset is dependent upon the generation of future taxable income sufficient to offset the related deductions on future tax periods in which they reverse.

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

                                                                            1994        1993        1992
                                                                           ------      ------      ------
Statutory Federal income tax rate                                           35.0%       35.0%       34.0%
State income taxes, net of Federal income tax effect                         3.9         2.9         2.9
Other                                                                         .8         (.7)        (.3)
                                                                            ----        ----        ----
Effective tax rate                                                          39.7%       37.2%       36.6%
                                                                            ====        ====        ====

NOTE 8 - SHAREHOLDERS' INTEREST

AUTHORIZED CAPITAL

Hancock's authorized capital includes five million shares of $.01 par value preferred stock, none of which have been issued.

COMMON STOCK PURCHASE RIGHTS

Hancock has entered into a Common Stock Purchase Rights Agreement, as amended, (the "Rights Agreement"), with Continental Stock Transfer & Trust Company, as Rights Agent. The Rights Agreement in certain circumstances would permit shareholders to purchase common stock at prices which would be substantially below market value.

STOCK REPURCHASE PLAN

On March 2, 1989, Hancock's Board of Directors approved the repurchase from time to time of up to two million shares of common stock through open market purchases or privately negotiated transactions. Through February 3, 1991, Hancock had repurchased 1,971,630 shares (before restatement for the effect of the two-for-one stock split on April 1, 1991) of the authorized amount.

On December 6, 1990 and on June 11, 1992, Hancock's Board of Directors approved additional repurchases aggregating in total up to two million shares of common stock. During 1994, 1993 and 1992, 126,915, 85,875 and 830,765
shares, respectively, have been repurchased under these authorizations which were not adjusted by the Board for the stock split.

NOTE 9 - EMPLOYEE BENEFIT PLANS

STOCK OPTIONS

In 1987, Hancock adopted a stock option plan which, as amended, authorized the granting of options to employees for up to two million shares of common stock, at an exercise price of no less than 50% of fair market value on the date the options are granted. With the exception of the initial options granted, the exercise price has equaled the fair market value on the date all options are granted. On March 19, 1992, Hancock's Board of Directors increased the authorized option shares by one million.

At January 29, 1995, options for a total of 2,736,400 shares of common stock had been granted under the plan, including 449,770 shares for which options have been subsequently exercised and 428,360 shares for which options have terminated unexercised. Options outstanding at January 29, 1995 expire in 1997 through 2004.

A summary of activity in the plan for the years ended January 29, 1995, January 30, 1994 and January 31, 1993 follows:



                                                                         1994         1993        1992
                                                                       ---------   ---------   ---------
Outstanding at beginning of year                                       1,707,670   1,264,245   1,093,505

Options granted
   $8.25 share                                                           274,400
   $10.00 share                                                                      567,800
   $10.75 share                                                                                  254,000
                                                                       ---------   ---------   ---------
      Total granted                                                      274,400     567,800     254,000

Options exercised
   $13.63 share                                                                                     (400)
   $ 8.44 share                                                                       (3,200)     (6,800)
   $ 6.25 share                                                             (600)     (6,075)     (7,700)
   $ 5.00 share                                                                      (23,000)     (7,800)
                                                                       ---------   ---------   ---------
      Total exercised                                                       (600)    (32,275)    (22,700)
                                                                       ---------   ---------   ---------
Options canceled                                                        (123,200)    (92,100)    (60,560)
                                                                       ---------   ---------   ---------
Outstanding at end of year                                             1,858,270   1,707,670   1,264,245
                                                                       =========   =========   =========
Exercisable at end of year                                             1,359,470   1,059,670     886,845
                                                                       =========   =========   =========

The options exercisable at January 29, 1995 are exercisable at prices ranging from $3.13 to $22.88 per share.

RESTRICTED STOCK

Hancock adopted the 1989 Restricted Stock Plan under which as many as one million shares of common stock, as adjusted, may be issued to key employees at no cost to the employees. During 1994, 1993 and 1992, 107,300, 146,100 and 76,000 restricted shares, respectively, were issued under the plan to officers and key employees. Compensation expense related to the shares issued is recognized over the period for which restrictions apply.

RETIREMENT PLANS

Substantially all full-time employees are covered by a trusteed, noncontributory retirement plan maintained by Hancock. The retirement benefits provided by this plan are primarily based on years of service and employee compensation. Pension costs are funded by quarterly contributions to the trust.

Net periodic pension costs for the years ended January 29, 1995, January 30, 1994 and January 31, 1993, included the following benefit and cost components based on an actuarial valuation for the years ended December 31, 1994, 1993 and 1992, respectively (in thousands):

                                                                           1994        1993        1992
                                                                          ------      ------      ------
Service costs                                                            $ 1,575     $ 1,374     $ 1,345
Interest costs                                                             1,735       1,540       1,401
Return of plan assets                                                        508      (2,422)     (1,605)
Amortization of unrecognized net transition asset                           (254)       (254)       (254)
Deferral of investment gains (losses) in
   excess of (less than) expected returns                                 (2,558)        588        (165)
Amortization of unrecognized prior service costs                             115          56          56
                                                                         -------     -------     -------
Net periodic pension costs                                               $ 1,121     $   882     $   778
                                                                         =======     =======     =======

The funded status and the amounts recognized in Hancock's consolidated balance sheet for defined benefit plans based on an actuarial valuation as the measurement dates of December 31, 1994 and 1993 are as follows (in thousands):

                                                                                      1994         1993
                                                                                    --------     --------
Accumulated benefit obligation
   Vested                                                                           $ 21,289    $ 20,266
   Nonvested                                                                           1,957       2,337
                                                                                    --------    --------
                                                                                    $ 23,246    $ 22,603
                                                                                    ========    ========
Plan assets at market value                                                         $ 22,127    $ 22,619
Actuarial present value of projected benefit obligation                              (24,573)    (24,022)
                                                                                    --------    --------
Funded status                                                                         (2,446)     (1,403)
Unrecognized net transition asset                                                     (1,526)     (1,780)
Unrecognized net (gain)                                                                 (501)     (1,024)
Unrecognized prior service costs                                                       1,197       1,443
                                                                                    --------    --------
Accrued pension costs                                                               $ (3,276)   $ (2,764)
                                                                                    ========    ========


Plan assets include commingled funds, corporate and government debt securities, common stock and real estate. The unrecognized net transition asset is being amortized over 15 years beginning in 1986.

Actuarial assumptions used in the period end valuations were as follows:

                                                                           1994        1993        1992
                                                                           ----        ----        ----
Discount rate                                                              8.00%       7.50%       8.25%
Rate of increase in compensation levels                                    5.00%       4.50%       5.50%
Expected long-term rate of return on assets                                9.00%       9.00%       9.00%

INCENTIVE COMPENSATION PLANS

Hancock's store management and key management personnel participate in incentive compensation plans. Approximately 600 employees are covered under the plans. Provision for payments to be made under the plans is based primarily on pretax earnings in excess of a specified return on capital employed in the operations. The amounts expensed under the plans were $2.6 million, $2.0 million and $2.3 million in 1994, 1993 and 1992, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Certain health care benefits are provided by Hancock to substantially all retired employees with more than 15 years of credited service. At December 31, 1994 and 1993, Hancock's accumulated postretirement benefit obligation is as follows (in thousands):


                                                                                       1994        1993
                                                                                     --------    --------
Retiree benefit obligation                                                           $ 2,516     $ 2,737
Fully eligible active benefit obligation                                                 432         840
Other active benefit obligation                                                        8,815       9,321
                                                                                     -------     -------
                                                                                      11,763      12,898
Unrecognized net gain                                                                  4,809       2,369
                                                                                     -------     -------
                                                                                     $16,572     $15,267
                                                                                     =======     =======

The medical care cost trend rates used in determining this obligation for employees before age 65 is 11.25% decreasing by .75% annually before leveling at 5.5%. For individuals 65 and over, the rate is 8.75% decreasing by .75% annually before leveling at 5%. This trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the combined health care cost trend by 1% would increase the accumulated postretirement benefit obligation by $2.2 million.

The discount and the salary scale rates used in calculating the obligations were 8.0% and 5.0%, respectively at December 31, 1994 and 7.5% and 4.5%, respectively at December 31, 1993.

Net periodic postretirement benefit costs included the following (in thousands):

                                                                           1994        1993        1992
                                                                          ------      ------      ------
Service cost (benefit attributable to current year service)               $1,002      $1,148      $1,072
Interest cost                                                                840         975         871
Amortization of unrecognized gain                                           (174)        (11)
                                                                          ------      ------      ------
                                                                          $1,668      $2,112      $1,943
                                                                          ======      ======      ======

Hancock's policy is to fund claims as incurred. Claims paid in 1994, 1993 and 1992 totaled $364,000, $173,000 and $132,000, respectively.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

At January 29, 1995, Hancock did not have any outstanding financial derivative instruments. The following table presents the carrying amounts and estimated fair values of Hancock's financial instruments at January 29, 1995 and January 30, 1994 pursuant to Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments" (in thousands).


                                                                     1994                    1993
                                                             --------------------    --------------------
                                                             Carrying      Fair      Carrying      Fair
                                                              Amount      Value       Amount       Value
                                                             --------   ---------    --------     -------
Financial assets
   Cash and cash equivalents                                 $ 3,855     $ 3,855     $ 4,327     $ 4,327
   Receivables                                                 1,842       1,842       1,309       1,309
Financial liabilities
   Long-term debt                                             37,000      36,500      45,000      45,000

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and receivables: The carrying amounts approximate fair value because of the short maturity of those instruments.

Long-term debt: The fair value of Hancock's long-term debt is estimated based on the current borrowing rates available to Hancock for bank loans with similar terms and average maturities.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject Hancock to concentrations of risk are primarily cash and cash equivalents. Hancock places its cash and cash equivalents in insured depository institutions and limits the amount of credit exposure to any one institution.

LITIGATION

Hancock is a party to several pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, Hancock's management is of the opinion that it is unlikely that these proceedings and claims will have a material effect on the financial condition or operating results of Hancock.

NOTE 12 - OTHER FINANCIAL INFORMATION

The following items were charged to cost and expenses (in thousands):

                                                                           1994        1993        1992
                                                                         -------     -------     -------
Maintenance and repairs                                                  $ 1,398     $ 1,362     $ 1,259
Advertising costs                                                         14,773      15,250      16,911
Taxes, other than payroll and income taxes:
   Real estate and personal property                                       5,574       5,326       5,072
   Other                                                                     753         432         722

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
   Shareholders of Hancock Fabrics, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hancock Fabrics, Inc. and its subsidiary at January 29, 1995 and January
30, 1994, and the results of their operations and their cash flows for each of three years in the period ended January 29, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE, LLP
- - -------------------------
Memphis, Tennessee
March 3, 1995