Form 10-K, Exhibit 13
period 1996-01-28
HANCOCK FABRICS INC
filed 1996-04-23
CIK 812906

                                                                      EXHIBIT 13

FIVE-YEAR SUMMARY OF SIGNIFICANT FINANCIAL INFORMATION


- ----------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER
 SHARE AND STORE AMOUNTS)                     1995             1994             1993             1992          1991
- ----------------------------------------------------------------------------------------------------------------------------------
Sales                                       $364,192         $366,816         $367,745         $380,375      $388,001
Earnings before income taxes and
  cumulative effect of changes in
  accounting methods (1)                      14,721           16,826            8,665           19,105        36,590
Earnings before cumulative effect
  of changes in accounting methods             8,951           10,139            5,438           12,118        22,964
Net earnings                                   8,951           10,139            5,438           12,118        17,307
Earnings per common share
  Before cumulative effect of changes
     in accounting methods                      0.42             0.48             0.26             0.57          1.03
  Net earnings                                  0.42             0.48             0.26             0.57          0.78
Total assets                                 201,835          208,622          208,548          214,227       215,225
Capital expenditures                           1,890            4,043            2,786            4,240         6,260
Long- and short-term indebtedness             30,000           37,000           45,000           58,000        50,000
Common shareholders' equity                  100,421           97,089           93,542           94,501        97,229

- ----------------------------------------------------------------------------------------------------------------------------------

Common shares outstanding, net                21,508           21,380           21,397           21,306        22,038
Stores in operation                              498              500              500              482           459


(1) Including decrease from effect of LIFO as follows (in thousands): 1995, $(3,016); 1994, $(500); 1993, $(6,600); 1992, $(6,998); and 1991, $(4,280).

QUARTERLY FINANCIAL DATA (UNAUDITED)


- ---------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 28, 1996 AND JANUARY 29, 1995
       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                                          PER COMMON SHARE
                                                                                                  -------------------------------
                                                      GROSS                  NET                      NET               CASH
                                SALES                 MARGIN               EARNINGS               EARNINGS(1)          DIVIDEND
- ---------------------------------------------------------------------------------------------------------------------------------
1995
   First Quarter               $ 90,067              $ 40,958              $  1,298                  $0.06               $0.08
   Second Quarter                81,549                39,259                   843                   0.04                0.08
   Third Quarter                 95,891                46,061                 3,352                   0.16                0.08
   Fourth Quarter                96,685                45,891                 3,458                   0.16                0.08
- ---------------------------------------------------------------------------------------------------------------------------------
                               $364,192              $172,169              $  8,951                  $0.42               $0.32
=================================================================================================================================
1994
   First Quarter               $ 92,894              $ 40,165              $  1,024                  $0.05               $0.08
   Second Quarter                81,813                39,167                   868                   0.04                0.08
   Third Quarter                 96,505                46,041                 3,913                   0.18                0.08
   Fourth Quarter                95,604                46,014                 4,334                   0.21                0.08
- ---------------------------------------------------------------------------------------------------------------------------------
                               $366,816              $171,387              $ 10,139                  $0.48               $0.32
=================================================================================================================================

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents the percentage of sales for the periods indicated and percentage changes from period to period of certain items included in the Consolidated Statement of Earnings:

                                                                         PERCENT CHANGE
                                  PERCENT OF NET SALES                   FROM PRIOR YEAR
                               ---------------------------        --------------------------
                               1995       1994        1993        1995        1994      1993
                               ----       ----        ----        ----        ----      ----
Sales                         100.0%     100.0%      100.0%         (0.7%)    (0.3%)    (3.3%)
Comparable store sales                                               0.3%     (0.7%)    (5.6%)
Gross Margin                   47.3%      46.7%       43.9%
Selling, general and
    administrative expenses    41.6%      40.4%       39.8%          2.3%       1.1%    (0.6%)
Pretax earnings                 4.0%       4.6%        2.4%        (12.5%)     94.2%   (54.6%)
Net earnings                    2.5%       2.8%        1.5%        (11.7%)     86.4%   (55.1%)

1995 VERSUS 1994

Sales for 1995 decreased by $2.6 million from 1994, despite an increase in comparable store sales of 0.3%. This comparable store sales gain partially offset a $3.6 million net loss of sales from store opening and closing activity, and wholesale sales declines. Hancock reduced its store base by a net of 2 stores in 1995.

Several factors adversely affected sales results in 1995. Excess store capacity in the retail fabric industry continues to have an impact on Hancock's sales results. Hancock's sales and gross margins continue to be adversely affected by the industry's aggressive promotional activity, which escalated in 1993. The struggle for market share put significant pressure on sales and gross margins as the piece goods industry reduced excess capacity. During 1995, Hancock's sales were further hindered by inventory liquidations as competitors changed their merchandise mix to include items unrelated to the fabric industry and as large numbers of stores closed due to consolidations or worsening financial conditions. A continuing weakness in demand for apparel fabrics also contributed to the pressure on same store sales although a more productive merchandise mix was sufficient to offset the decline in the apparel category. This more productive mix did not result in significant changes in Hancock's broad product categories but reflected more subtle changes in its product offerings designed to keep pace with consumer desires. Management believes that competitors' inventory liquidations could continue to place pressure on sales results in the near term.

Hancock's gross margin in 1995, before the effect of LIFO, continued to improve despite the difficult sales environment. This improvement resulted primarily from changes in the product mix to less promotional lines of merchandise. Reported gross margins were reduced by LIFO charges of $3.0 million in 1995 as compared to $500 thousand in 1994, due to higher indexes utilized in the LIFO calculations.

Selling, general and administrative expenses increased as a percentage of sales in 1995 due to an increase of about 2% (or $3.4 million) in actual expenses and a 0.7% decrease in sales. Occupancy and compensation costs contributed primarily to the increased selling, general and administrative expense dollars. Interest expense decreased $142 thousand in 1995 due to a lower level of average outstanding borrowings which offset higher interest rates.

Hancock plans to open approximately 20 retail fabric stores in 1996 and close or relocate approximately 35 stores resulting in a net decrease of 15 retail fabric stores. Hancock's management believes that redeploying inventories and other assets from underperforming stores to new openings or existing stores is a more effective utilization of assets during this period of industry consolidation. Hancock is closely tracking and assessing the contribution of each store and the effect on total company returns on sales and assets. The extent of store closings and the related costs will be determined by the assessment of current and anticipated productivity, current lease terms of the respective stores and the rent commissions or sublease prospects for such properties.

Income tax expense decreased by $917 thousand due primarily to the reductions in pretax income. The effective tax rate was 39.2% in 1995 versus 39.7% in 1994.

1994 VERSUS 1993

Several factors adversely affected sales results in 1994, which decreased $900 thousand from 1993. Beginning in 1993, the excess capacity in fabric retailing began to take its toll on the sales of industry participants. In an effort to retain market share, some of the players adopted more promotional pricing, deep discounting and the like. Certainly, the more intense discounting by competitors influenced Hancock's pricing to some extent. In addition, Hancock made a concerted effort to shift its merchandise mix toward less exposure in the weak apparel category in favor of better performing groups such as home decorating, quilting and occasional wear. As a result, gross margins in 1993 were somewhat lower than normal due to the reduction of the apparel goods category. The struggle for market share put pressure on sales and margins forcing the piece goods industry to begin the process of reducing excess capacity. During 1994, inventory liquidations of competitors contributed to Hancock's same store sales decline.

Hancock's gross margin in 1994, before the effect of LIFO, improved from 1993 levels despite the promotional environment and the liquidation of competitors' inventories. The improvement resulted primarily from changes in the product mix to less promotional lines of merchandise. Reported gross margins were reduced by LIFO charges of $500 thousand for 1994 compared to $6.6 million for 1993.

Selling, general and administrative expenses increased as a percentage of sales in 1994 due to an increase of about 1% (or $1.6 million) in actual expenses and a 0.3% decrease in sales. Occupancy and compensation costs contributed primarily to the increased selling, general and administrative expense dollars.

Income tax expense increased by $3.5 million due primarily to the increase in pretax income combined with an increase in the surtax rate that applies to this level of taxable income in 1994.

FINANCIAL POSITION

Hancock traditionally maintains a strong financial position as evidenced by the following information as of the end of fiscal years 1995, 1994 and 1993

(dollars in thousands):

                                                                   1995                   1994                  1993
                                                                ---------             ----------            ----------
Cash and cash equivalents                                      $    5,026             $    3,855            $    4,327
Net cash flows provided:
   Operating activities                                        $   17,068             $   19,211            $   18,275
   Investing activities                                        $   (1,737)            $   (3,944)           $   (2,516)
   Financing activities                                        $  (14,160)            $  (15,739)           $  (20,403)
Working Capital                                                $  122,904             $  123,795            $  127,054
Long-term indebtedness to total capitalization                       23.0%                  27.6%                 32.5%

During 1995, cash provided by operations was negatively impacted by decreased earnings partially offset by the reduction of inventory. These funds were used to purchase property and equipment, retire debt and pay dividends. Historically, Hancock has financed the expansion of its operations with internally generated cash flow. During 1994, cash provided by operations was favorably impacted by increased earnings and the reduction of inventory, which was partially offset by the decrease in accounts payable.

Hancock purchased treasury stock of $431 thousand, $1.0 million and $800 thousand in 1995, 1994 and 1993, respectively. Hancock plans to use future cash in excess of expansion needs for the retirement of debt and the purchase of treasury stock as market and financial conditions dictate.

Current assets decreased primarily due to a reduction in inventories which offset the increases in deferred taxes and cash. In 1995, inventories were reduced at the retail stores and distribution facility in addition to the reduction associated with the $3.0 million increase in the LIFO reserve. Current liabilities were lower due to the decrease in accounts payable, accrued liabilities and income taxes payable.

CAPITAL REQUIREMENTS

Hancock's primary capital requirements are for the financing of inventories and, to a lesser extent, for capital expenditures relating to store locations and its distribution facility. Funds for such purposes are generated from Hancock's operations and, if necessary, supplemented by borrowings from commercial lenders.

Capital expenditures amounted to $1.9 million in 1995, $4.0 million in 1994 and $2.8 million in 1993. New stores and maintenance on existing retail stores and the distribution center accounted for the majority of these capital expenditures. These expenditures reflect, in part, the capital required for the acquisition of certain properties in 1994, and a net increase of 18 retail fabric stores in 1993.

Hancock estimates that the capital expenditures for 1996 will approximate $4.0 million. Expenditures include the costs for 20 planned new stores and maintenance on the existing retail stores and distribution center. Internally generated funds will be sufficient to finance these capital requirements.

In addition to operating cash flows, Hancock has credit arrangements of which $50 million was available as of January 28, 1996. Hancock's $60 million revolving credit facility provides for a maturity date of September 20, 1998 and is believed to be adequate for Hancock's needs in the near term. Hancock also has arrangements with various other lending institutions for $20 million of uncommitted credit.

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


SEASONALITY

Hancock's business is slightly seasonal. Peak sales periods occur during the fall and pre-Easter weeks, while the lowest sales periods occur during preChristmas and midsummer.

CONSOLIDATED STATEMENT OF EARNINGS


- ------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 28, 1996, JANUARY 29, 1995 AND JANUARY 30, 1994
   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                         1995                  1994                  1993
- ------------------------------------------------------------------------------------------------------------------------------------
Sales                                                            $364,192               $366,816              $367,745
Cost of goods sold                                                192,023                195,429               206,254
- ------------------------------------------------------------------------------------------------------------------------------------
   Gross margin                                                   172,169                171,387               161,491
- ------------------------------------------------------------------------------------------------------------------------------------
Expenses (income)
   Selling, general and administrative                            151,563                148,149               146,509
   Depreciation and amortization                                    3,948                  4,182                 4,241
   Interest expense                                                 2,300                  2,442                 2,314
   Interest income                                                   (363)                  (212)                 (238)
- ------------------------------------------------------------------------------------------------------------------------------------
   Total operating and interest expenses                          157,448                154,561               152,826
- ------------------------------------------------------------------------------------------------------------------------------------
Earnings before taxes                                              14,721                 16,826                 8,665
Income taxes                                                        5,770                  6,687                 3,227
- ------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                     $  8,951               $ 10,139              $  5,438
====================================================================================================================================
Earnings per share                                               $   0.42               $   0.48              $   0.26
====================================================================================================================================
Weighted average number of common shares and
   common equivalent shares outstanding                            21,294                 21,118                21,161
====================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET


- ------------------------------------------------------------------------------------------------------------------------------------
JANUARY 28, 1996 AND JANUARY 29, 1995
   (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)                                1995                   1994
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                          $  5,026                $  3,855
   Receivables, less allowance for doubtful
      accounts of $126 and $145, respectively                                            1,025                   1,842
   Inventories                                                                         162,915                 169,128
   Deferred tax asset                                                                    3,114                   2,629
   Prepaid expenses                                                                      2,306                   2,382
- ------------------------------------------------------------------------------------------------------------------------------------
   Total current assets                                                                174,386                 179,836
Property and equipment, at depreciated cost                                             19,462                  21,673
Deferred tax asset                                                                       7,393                   6,753
Other assets                                                                               594                     360
- ------------------------------------------------------------------------------------------------------------------------------------
   Total assets                                                                       $201,835                $208,622
====================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                   $ 32,573                $ 35,305
   Accrued liabilities                                                                  14,717                  15,935
   Income taxes                                                                          4,192                   4,801
- ------------------------------------------------------------------------------------------------------------------------------------
   Total current liabilities                                                            51,482                  56,041
Long-term debt obligations                                                              30,000                  37,000
Postretirement benefit liability other than pensions                                    17,784                  16,572
Other liabilities                                                                        2,148                   1,920
- ------------------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                   101,414                 111,533
- ------------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 6 and 11)
- ------------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
   Common stock, $.01 par value; 80,000,000 shares authorized;
      26,962,115 and 26,794,064 issued and outstanding, respectively                       270                     268
   Paid-in capital                                                                      18,238                  16,425
   Retained earnings                                                                   165,404                 163,339
   Less - Treasury stock, at cost, 5,454,097 and 5,413,941
      shares held, respectively                                                        (79,314)                (78,883)
   Less - Deferred compensation on restricted
      stock incentive plan                                                              (4,177)                 (4,060)
- ------------------------------------------------------------------------------------------------------------------------------------
   Total shareholders' equity                                                          100,421                  97,089
- ------------------------------------------------------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                                         $201,835                $208,622
====================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS


- -----------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 28, 1996, JANUARY 29, 1995 AND JANUARY 30, 1994
   (IN THOUSANDS)                                                    1995                  1994                   1993
- -----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                  $  8,951               $ 10,139              $  5,438
   Adjustments to reconcile net earnings to
      cash provided by operating activities
         Depreciation and amortization                              3,948                  4,182                 4,241
         LIFO charge                                                3,016                    500                 6,600
         Deferred income taxes                                     (1,125)                (2,862)               (1,833)
         Amortization of deferred compensation on
          restricted stock incentive plan                           1,516                 1,154                    876
         (Increase) decrease in assets
          Receivables and prepaid expenses                            893                 (1,847)                1,279
          Inventory reduction (growth) at current cost              3,197                  3,669                (7,595)
          Other noncurrent assets                                    (234)                  (244)                  146
         Increase (decrease) in liabilities
          Accounts payable                                         (2,732)                (1,727)                6,952
          Accrued liabilities                                      (1,218)                 1,835                  (851)
          Current income tax obligations                             (584)                 2,649                   610
          Postretirement benefit liability
             other than pensions                                    1,212                  1,305                 1,939
          Other liabilities                                           228                    458                   473
- -----------------------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                17,068                 19,211                18,275
- -----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Additions to property and equipment                             (1,890)                (4,043)               (2,786)
   Disposition of property and equipment                              153                     99                   270
- -----------------------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                    (1,737)                (3,944)               (2,516)
- -----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Long-term borrowings (repayments)                               (7,000)                (8,000)              (13,000)
   Purchase of treasury stock                                        (431)                  (953)                 (841)
   Proceeds from exercise of stock options                             85                      4                   209
   Issuance of shares under directors' stock plan                      72                     73                    75
   Cash dividends paid                                             (6,886)                (6,863)               (6,846)
- -----------------------------------------------------------------------------------------------------------------------------------
          Net cash used in financing activities                   (14,160)               (15,739)              (20,403)
- -----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                    1,171                   (472)               (4,644)
Beginning of year cash and cash equivalents                         3,855                  4,327                 8,971
- -----------------------------------------------------------------------------------------------------------------------------------
End of year cash and cash equivalents                            $  5,026               $  3,855              $  4,327
===================================================================================================================================
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest                                                   $  3,117               $  2,980              $  2,283
      Income taxes                                               $  7,479               $  6,901              $  4,419
===================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


- -----------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 28, 1996, JANUARY 29, 1995 AND JANUARY 30, 1994
   (IN THOUSANDS, EXCEPT NUMBER OF SHARES)
- -----------------------------------------------------------------------------------------------------------------------------------
                                                        ADDITIONAL                                                        TOTAL
                                                          PAID-IN     RETAINED                              DEFERRED   SHAREHOLDERS'
                                         COMMON STOCK     CAPITAL     EARNINGS          TREASURY STOCK    COMPENSATION    EQUITY
- -----------------------------------------------------------------------------------------------------------------------------------
                                       SHARES     AMOUNT                             SHARES      AMOUNT
Balance January 31, 1993             26,507,087    $265   $13,586     $161,471     (5,201,151)  $(77,089)    $(3,732)    $ 94,501
Net earnings                                                             5,438                                              5,438
Cash dividends ($0.32 per share)                                        (6,846)                                            (6,846)
Exercise of stock options                32,275               249                                                             249
Issuance of restricted stock            146,100       2     1,620                                             (1,622)
Cancellation of restricted stock         (7,800)              (96)                                                96
Amortization and vesting of
   deferred compensation on
   restricted stock incentive plan                             90                                                876          966
Issuance of shares under
   directors' stock plan                  6,748                75                                                              75
Purchase of treasury stock                                                            (85,875)      (841)                    (841)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance January 30, 1994             26,684,410     267    15,524      160,063     (5,287,026)   (77,930)     (4,382)      93,542
Net earnings                                                            10,139                                             10,139
Cash dividends ($0.32 per share)                                        (6,863)                                            (6,863)
Exercise of stock options                   600                 5                                                               5
Issuance of restricted stock            107,300       1       884                                               (885)
Cancellation of restricted stock         (6,400)              (53)                                                53
Amortization and vesting of
   deferred compensation on
   restricted stock incentive plan                             (8)                                             1,154        1,146
Issuance of shares under
   directors' stock plan                  8,154                73                                                              73
Purchase of treasury stock                                                           (126,915)      (953)                    (953)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance January 29, 1995             26,794,064     268    16,425      163,339     (5,413,941)   (78,883)     (4,060)      97,089
Net earnings                                                             8,951                                              8,951
Cash dividends ($0.32 per share)                                        (6,886)                                            (6,886)
Exercise of stock options                13,200               103                                                             103
Issuance of restricted stock            148,800       2     1,654
Cancellation of restricted stock         (2,200)              (23)                                    23
Amortization and vesting of
   deferred compensation on
   restricted stock incentive plan                              7                                              1,516        1,523
Issuance of shares under
    directors' stock plan                 8,251                72                                                              72
Purchase of treasury stock                                                            (40,156)      (431)                    (431)
- ------------------------------------------------------------------------------------------------------------------------------------
Balance January 28, 1996             26,962,115    $270   $18,238     $165,404     (5,454,097)  $(79,314)    $(4,177)    $100,421
====================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

Hancock Fabrics, Inc. ("Hancock") is a retail and wholesale merchant of fabrics, crafts and related home sewing accessories. Hancock operates 498 stores in 33 states under the following trade names: "Hancock Fabrics," "Minnesota Fabrics," "Fabric Warehouse" and "Fabric Market" and supplies over 100 independent wholesale customers.

Note 2 - Summary of Accounting Policies

Consolidated financial statements include the accounts of Hancock and its wholly owned subsidiary. All significant intercompany accounts and transactions are eliminated. Hancock maintains its financial records on a 52-53 week fiscal year ending on the Sunday closest to January 31. Fiscal years 1995, 1994 and 1993, as used herein, refer to the years ended January 28, 1996, January 29, 1995 and January 30, 1994, respectively.

USE OF ESTIMATES AND ASSUMPTIONS that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period is required by management in the preparation of the financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents include cash on hand, amounts due from banks and repurchase agreements having original maturities of three months or less and are reflected as such for purposes of reporting cash flows.

Inventories consist of fabrics, sewing notions and crafts held for resale and are valued at the lower of cost or market; cost is determined by the last-in, first-out (LIFO) method. The current cost of inventories exceeded the LIFO cost by $42.1 million and $39.1 million at January 28, 1996 and January 29, 1995, respectively.

Depreciation is computed by use of the straight-line method over the estimated useful lives of buildings, fixtures and equipment. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. Average depreciable lives are as follows: building and improvements 15-20 years; fixtures and equipment 3-10 years; and transportation equipment 3-5 years.

Maintenance and repairs are charged to expense as incurred and major improvements are capitalized.

Advertising, including production costs, is charged to expense the first day of the advertising period. Advertising expense for 1995, 1994 and 1993 was $15.3 million, $14.8 million and $15.3 million, respectively.

Preopening costs of new stores are charged to expense in the year that the store opens. These costs primarily include labor to stock the store, store supplies and other expendable items.

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

NOTE 3 - PROPERTY AND EQUIPMENT (IN THOUSANDS)

                                                                                        1995                    1994
                                                                                       -------                --------
Buildings and improvements                                                             $10,949                 $11,041
Leasehold improvements                                                                   8,660                   8,822
Fixtures and equipment                                                                  36,284                  35,457
Transportation equipment                                                                 1,478                   1,376
Assets under capital leases                                                                168                     218
                                                                                       -------                 -------
                                                                                        57,539                  56,914
Less accumulated depreciation and amortization                                          40,416                  37,624
                                                                                       -------                 -------
                                                                                        17,123                  19,290
Land                                                                                     2,339                   2,383
                                                                                       -------                 -------
                                                                                       $19,462                 $21,673
                                                                                       =======                 =======
NOTE 4 - ACCRUED LIABILITIES (IN THOUSANDS)
                                                                                         1995                   1994
                                                                                       -------                 -------
Payroll and benefits                                                                   $ 5,902                 $ 6,557
Property taxes                                                                           3,152                   3,194
Sales taxes                                                                              1,622                   1,685
Other                                                                                    4,041                   4,499
                                                                                       -------                 -------
                                                                                       $14,717                 $15,935
                                                                                       =======                 =======

NOTE 5 - LONG-TERM DEBT OBLIGATIONS (IN THOUSANDS)

                                                                                         1995                   1994
                                                                                       -------                 -------
Revolving credit agreement                                                             $20,000                 $10,000
Notes payable to banks                                                                  10,000                   2,000
Note payable to insurance company                                                                               25,000
                                                                                       -------                 -------
                                                                                       $30,000                 $37,000
                                                                                       =======                 =======

In 1993, Hancock entered into a $60 million revolving credit agreement with NationsBank of Georgia as agent. This agreement provides for a maturity date of September 20, 1998 on any outstanding borrowings and an annual facility fee of 1/8 of 1%. Borrowings under the revolving credit agreement bear interest at a negotiated rate, a floating rate (the higher of federal funds rate plus 1/2% or the prime rate), a rate derived from the Certificate of Deposit Rate or a rate derived from the London Interbank Offered Rate.

Additionally, Hancock has other credit arrangements with various lending institutions aggregating $20 million. At January 28, 1996, $10 million was outstanding under certain of these arrangements. These notes payable are classified as long-term obligations due to Hancock's ability and intent to re-finance these arrangements under the revolving credit agreement. A total of $25 million with an insurance company was outstanding at January 29, 1995 which was repaid on November 5, 1995.

During 1992, a lending institution repurchased an interest rate swap agreement with Hancock for $1.6 million. This gain was deferred and amortized over the three-year life of the related debt that matured on November 5, 1995.

At January 28, 1996, the effective interest rates on all outstanding borrowings ranged from 5.77% to 5.85% with a weighted average of 5.81%. Under the most restrictive covenants of these agreements, Hancock is required to maintain a specified consolidated tangible net worth, a debt to cash flow ratio and an interest coverage ratio.

NOTE 6 - LONG-TERM LEASES

Hancock leases its retail fabric store locations under noncancelable operating leases expiring at various dates through 2014. Certain of the leases for store locations provide for additional rent based on sales volume.

Rent expense consists of the following (in thousands):

                                                                    1995                  1994                   1993
                                                                  -------                -------               -------
Minimum rent under operating leases                               $28,204                $27,789               $27,070
Additional rent based on sales under all leases                       125                    163                   164
                                                                  -------                -------               -------
                                                                  $28,329                $27,952               $27,234
                                                                  =======                =======               =======


Minimum rental payments under all operating leases as of January 28, 1996 are as follows (in thousands):


Fiscal Year
   1996                                                                                 $ 24,537
   1997                                                                                   21,571
   1998                                                                                   19,444
   1999                                                                                   17,474
   2000                                                                                   14,825
   Thereafter                                                                             52,826
                                                                                        --------
Total minimum lease payments                                                            $150,677
                                                                                        ========

NOTE 7 - INCOME TAXES

The components of income tax expense are as follows (in thousands):

                                                                    1995                   1994                  1993
                                                                   ------                 ------                ------
Currently payable
   Federal                                                        $ 5,804                $ 7,967               $ 4,475
   State                                                            1,091                  1,582                   585
                                                                  -------                -------               -------
                                                                    6,895                  9,549                 5,060
                                                                  -------                -------               -------

Deferred
   Current                                                           (485)                (2,299)               (1,043)
   Noncurrent                                                        (640)                  (563)                 (790)
                                                                  -------                -------               -------
                                                                   (1,125)                (2,862)               (1,833)
                                                                  -------                -------               -------
                                                                  $ 5,770                $ 6,687               $ 3,227
                                                                  =======                =======               =======

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

The net current deferred tax asset is comprised of the following (in thousands):

                                                                                         1995                    1994
                                                                                        ------                  -------
Current deferred tax assets
   Inventory valuation methods                                                          $1,867                  $1,570
   Accrual for medical insurance                                                           639                     593
   Accrual for workers' compensation                                                       295                     233
   Other items                                                                             313                     289
                                                                                        ------                  ------
Gross current deferred tax assets                                                        3,114                   2,685
                                                                                        ------                  ------

Current deferred tax liabilities - other
                                                                                                                   (56)
                                                                                        ------                  ------
                                                                                        $3,114                  $2,629
                                                                                        ======                  ======

The net noncurrent deferred tax asset is comprised of the following (in thousands):

                                                                                         1995                    1994
                                                                                        ------                  ------
Noncurrent deferred tax assets
   Postretirement benefits other than pensions                                         $ 6,424                 $ 5,963
   Accrual for pension liability                                                           865                     943
   Deferred gain on swap repurchase                                                                                154
   Difference in recognition of restricted stock expense                                   376                     356
   Deferred compensation liability                                                         499                     431
   Other deferred deduction items                                                          601                     593
                                                                                       -------                 -------
Gross deferred tax assets                                                                8,765                   8,440

Noncurrent deferred tax liabilities - depreciation                                      (1,372)                 (1,687)
                                                                                       -------                 -------
                                                                                       $ 7,393                 $ 6,753
                                                                                       =======                 =======

The ultimate realization of a significant portion of this asset is dependent upon the generation of future taxable income sufficient to offset the related deductions on future tax periods in which they reverse.

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

                                                                      1995                 1994                    1993
                                                                      -----                -----                   -----
Statutory Federal income tax rate                                     35.0%                35.0%                   35.0%
State income taxes, net of Federal income tax effect                   3.9                  3.9                     2.9
Other                                                                   .3                   .8                     (.7)
                                                                      ----                 ----                    ----
Effective tax rate                                                    39.2%                39.7%                   37.2%
                                                                      ====                 ====                    ====

NOTE 8 - SHAREHOLDERS' INTEREST

AUTHORIZED CAPITAL

Hancock's authorized capital includes five million shares of $.01 par value preferred stock, none of which have been issued.

COMMON STOCK PURCHASE RIGHTS

Hancock has entered into a Common Stock Purchase Rights Agreement, as amended, (the "Rights Agreement"), with Continental Stock Transfer & Trust Company, as Rights Agent. The Rights Agreement, in certain circumstances, would permit shareholders to purchase common stock at prices which would be substantially below market value. These circumstances include the earlier of (i) the tenth day after an announcement that a person or group has acquired beneficial ownership of 20% or more of the Hancock shares, with certain exceptions such as a tender offer that is approved by a majority of Hancock's Board of Directors, or (ii) the tenth day, or such later date as set by Hancock's Board of Directors, after a person or group commences, or announces its intention to commence, a tender or exchange offer, the consummation of which would result in beneficial ownership of 30% or more of the Hancock shares.

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

On December 6, 1990 and on June 11, 1992, Hancock's Board of Directors approved additional repurchases aggregating in total up to two million shares of common stock. During 1995, 1994 and 1993, 40,156, 126,915 and 85,875 shares, respectively, have been repurchased under these authorizations which were not adjusted by the Board for the stock split.

NOTE 9 - EMPLOYEE BENEFIT PLANS

STOCK OPTIONS

In 1987, Hancock adopted a stock option plan which, as amended, authorized the granting of options to employees for up to two million shares of common stock, at an exercise price of no less than 50% of fair market value on the date the options are granted. With the exception of the initial options granted, the exercise price has equaled the fair market value on the date all options are granted. On March 19, 1992, Hancock's Board of Directors increased the authorized option shares by one million. The plan provides that shares as to which options granted under the plan are canceled become available for further option grant.

At January 28, 1996, options for a total of 4,603,675 shares of common stock had been granted under the plan, including 462,970 shares for which options have been subsequently exercised and 2,050,733 shares for which options have terminated unexercised. Options outstanding at January 28, 1996 expire in 1997 through 2005.

On June 7, 1995, Hancock's Board of Directors approved a plan to cancel those outstanding options with option prices higher than the fair market value of Hancock's common stock price on June 6, 1995 ($8.13) and grant options (designated collectively as "substitute options") for shares equal to the number of shares as to which options were canceled. The aggregate number of substitute options granted was 1,523,075, and they become exercisable on June 8, 1996.

A summary of activity in the plan for the years ended January 28, 1996, January 29, 1995 and January 30, 1994 follows:

                                                                  1995                   1994                   1993
                                                               ---------              ---------              ---------
Outstanding at beginning of year                               1,858,270              1,707,670              1,264,245

Options granted
   $ 8.13 share                                                1,867,275
   $ 8.25 share                                                                         274,400
   $10.00 share                                                                                                567,800
                                                              ----------              ---------              ---------
      Total granted                                            1,867,275                274,400                567,800

Options exercised
   $8.13 share                                                    (1,600)
   $8.44 share                                                                                                 (3,200)
   $6.25 share                                                    (1,600)                  (600)                (6,075)
   $5.00 share                                                   (10,000)                                      (23,000)
                                                              ----------              ---------              ---------
      Total exercised                                            (13,200)                  (600)               (32,275)
                                                              ----------              ---------              ---------
Options canceled                                              (1,622,375)              (123,200)               (92,100)
                                                              ----------              ---------              ---------
Outstanding at end of year                                     2,089,970              1,858,270              1,707,670
                                                              ==========              =========              =========
Exercisable at end of year                                       290,195              1,359,470              1,059,670
                                                              ==========              =========              =========

The options exercisable at January 28, 1996 are exercisable at prices ranging from $3.13 to $8.13 per share.

RESTRICTED STOCK

Hancock adopted the 1989 Restricted Stock Plan under which as many as one million shares of common stock, as adjusted, may be issued to key employees at no cost to the employees. During 1995, 1994 and 1993, 148,800, 107,300 and 146,100 restricted shares, respectively, were issued under the plan to officers and key employees. Compensation expense related to the shares issued is recognized over the period for which restrictions apply.

RETIREMENT PLANS

Substantially all full-time employees are covered by a trusteed, noncontributory retirement plan maintained by Hancock. The retirement benefits provided by this plan are primarily based on years of service and employee compensation. Pension costs are funded by quarterly contributions to the trust.

Net periodic pension costs for the years ended January 28, 1996, January 29, 1995 and January 30, 1994, included the following benefit and cost components based on an actuarial valuation for the years ended December 31, 1995, 1994 and 1993, respectively (in thousands):


                                                                    1995                   1994                  1993
                                                                   ------                 ------                ------
Service costs                                                     $ 1,496                $ 1,575               $ 1,375
Interest costs                                                      1,911                  1,735                 1,540
Return of plan assets                                              (5,280)                   508                (2,422)
Amortization of unrecognized net transition asset                    (254)                  (254)                 (254)
Deferral of investment gains (losses) in
   excess of (less than) expected returns                           3,303                 (2,558)                  588
Amortization of unrecognized prior service costs                      115                    115                    56
                                                                  -------                -------               -------
Net periodic pension costs                                        $ 1,291                $ 1,121               $   882
                                                                  =======                =======               =======

The funded status and the amounts recognized in Hancock's consolidated balance sheet for defined benefit plans based on an actuarial valuation as of the measurement dates of December 31, 1995 and 1994 are as follows (in thousands):

                                                                                         1995                    1994
                                                                                       -------                 --------
Accumulated benefit obligation
   Vested                                                                              $25,660                 $21,289
   Nonvested                                                                             2,102                   1,957
                                                                                       -------                 -------
                                                                                       $27,762                 $23,246
                                                                                       =======                 =======
Plan assets at market value                                                            $27,996                 $22,127
Actuarial present value of projected benefit obligation                                (29,072)                (24,573)
                                                                                       -------                 -------
Funded status                                                                           (1,076)                 (2,446)
Unrecognized net transition asset                                                       (1,271)                 (1,526)
Unrecognized net (gain)                                                                 (1,565)                   (501)
Unrecognized prior service costs                                                         1,082                   1,197
                                                                                       -------                 -------
Accrued pension costs                                                                  $(2,830)                $(3,276)
                                                                                       =======                 =======

Plan assets include fixed income and equity funds, comprising of corporate and government debt securities and common stock, and real estate. The unrecognized net transition asset is being amortized over 15 years beginning in 1986.

Actuarial assumptions used in the period-end valuations were as follows:

                                                                    1995                    1994                  1993
                                                                   -----                   -----                 -----
Discount rate                                                      7.25%                   8.00%                 7.50%
Rate of increase in compensation levels                            4.00%                   5.00%                 4.50%
Expected long-term rate of return on assets                        9.00%                   9.00%                 9.00%

INCENTIVE COMPENSATION PLANS

Hancock's store management and key management personnel participate in incentive compensation plans. Approximately 600 employees are covered under the plans. Provision for payments to be made under the plans is based primarily on pretax earnings in excess of a specified return on capital employed in the operations. The amounts expensed under the plans were $2.2 million, $2.6 million and $2.0 million in 1995, 1994 and 1993, respectively.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Certain health care benefits are provided by Hancock to substantially all retired employees with more than 15 years of credited service. At December 31, 1995 and 1994, Hancock's accumulated postretirement benefit obligation is as follows (in thousands):

                                                                                       1995                     1994
                                                                                      -------                  -------
Retiree benefit obligation                                                            $ 2,695                  $ 2,516
Fully eligible active benefit obligation                                                  526                      432
Other active benefit obligation                                                         9,735                    8,815
                                                                                      -------                  -------
                                                                                       12,956                   11,763
Unrecognized net gain                                                                   4,828                    4,809
                                                                                      -------                  -------
                                                                                      $17,784                  $16,572
                                                                                      =======                  =======

The medical care cost trend rates used in determining this obligation for employees before age 65 is 10.50% decreasing by .75% annually before leveling at 4.75%. For individuals 65 and over, the rate is 8.00% decreasing by .75% annually before leveling at 4.25%. This trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the combined health care cost trend by 1% would increase the accumulated postretirement benefit obligation by $2.5 million.

The discount and the salary scale rates used in calculating the obligations were 7.25% and 4.0%, respectively at December 31, 1995 and 8.0% and 5.0%, respectively at December 31, 1994.

Net periodic postretirement benefit costs included the following (in thousands):

                                                                    1995                   1994                  1993
                                                                   ------                 ------                ------
Service cost (benefit attributable to current year service)        $  885                 $1,002                $1,148
Interest cost                                                         893                    840                   975
Amortization of unrecognized gain                                    (299)                  (174)                  (11)
                                                                   ------                 ------                ------
                                                                   $1,479                 $1,668                $2,112
                                                                   ======                 ======                ======

Hancock's policy is to fund claims as incurred. Claims paid in 1995, 1994 and 1993 totaled $267,000, $364,000 and $173,000, respectively.

NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

At January 28, 1996, Hancock did not have any outstanding financial derivative instruments. The following table presents the carrying amounts and estimated fair values of Hancock's financial instruments at January 28, 1996 and January 29, 1995 pursuant to Financial Accounting Standards Board Statement No. 107, "Disclosures about Fair Value of Financial Instruments" (in thousands).


                                                            1995                                      1994
                                              ---------------------------------         -------------------------------
                                               CARRYING                 FAIR              CARRYING               FAIR
                                                AMOUNT                  VALUE             AMOUNT                VALUE
                                              ----------             ----------          -----------         -----------
Financial Assets
   Cash and cash equivalents                   $  5,026              $  5,026             $  3,855            $  3,855
   Receivables                                    1,025                 1,025                1,842               1,842
Financial Liabilities
   Long-term debt                                30,000                30,000               37,000              36,500

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


REPORT OF INDEPENDENT ACCOUNTANTS                                     [LOGO]

To the Board of Directors and
   Shareholders of Hancock Fabrics, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hancock Fabrics, Inc. and its subsidiary at January 28, 1996 and January 29, 1995, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP

Memphis, Tennessee
March 8, 1996