Form 10-K, Exhibit 13
period 1998-02-01
HANCOCK FABRICS INC
filed 1998-04-27
CIK 812906

                                                                      Exhibit 13

FIVE-YEAR SUMMARY OF SIGNIFICANT FINANCIAL INFORMATION

--------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER
 SHARE AND STORE AMOUNTS)                1997         1996        1995        1994          1993
--------------------------------------------------------------------------------------------------
Sales                                 $381,910     $378,218     $364,192     $366,816     $367,745
Earnings before income taxes (1)        24,842       20,282       14,721       16,826        8,665
Net earnings                            15,324       12,481        8,951       10,139        5,438
Earnings per common share
    Basic                                 0.74         0.59         0.43         0.48         0.26
    Diluted                               0.72         0.58         0.42         0.48         0.26
Total assets                           195,558      187,843      201,835      208,622      208,548
Capital expenditures                     2,712        2,314        1,890        4,043        2,786
Long- and short-term indebtedness       10,000        3,000       30,000       37,000       45,000
Common shareholders' equity            106,691      105,273      100,421       97,089       93,542

--------------------------------------------------------------------------------------------------

Common shares outstanding, net          21,114       21,315       21,508       21,380       21,397
Stores in operation                        481          462          498          500          500

(1) Including increase (decrease) from effect of LIFO as follows (in thousands): 1997, $700; 1996, $(2,505); 1995, $(3,016); 1994, $(500); and
    1993, $(6,600).








QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

YEARS ENDED FEBRUARY 1, 1998 AND FEBRUARY 2, 1997
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                               PER COMMON SHARE
                                                               -------------------------------
                                                                  NET EARNINGS
                                      GROSS        NET         ------------------       CASH
                          SALES       PROFIT     EARNINGS      BASIC      DILUTED     DIVIDEND
----------------------------------------------------------------------------------------------

1997
    First Quarter      $ 92,000     $ 43,450     $  2,339      $0.11      $  0.11     $   0.08
    Second Quarter       79,954       40,073        1,689       0.08         0.08         0.08
    Third Quarter        96,459       47,973        4,924       0.24         0.23         0.10
    Fourth Quarter      113,497       55,268        6,372       0.31         0.30         0.10
----------------------------------------------------------------------------------------------
                       $381,910     $186,764     $ 15,324      $0.74      $  0.72     $   0.36
==============================================================================================

1996
    First Quarter      $ 91,629     $ 42,203     $  1,636      $0.08      $  0.08     $   0.08
    Second Quarter       82,780       40,833        1,312       0.06         0.06         0.08
    Third Quarter        94,369       46,928        3,878       0.18         0.18         0.08
    Fourth Quarter      109,440       53,361        5,655       0.27         0.26         0.08
----------------------------------------------------------------------------------------------
                       $378,218     $183,325     $ 12,481      $0.59      $  0.58     $   0.32
==============================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents the percentage of sales for the periods indicated and percentage changes from period to period of certain items included in the Consolidated Statement of Earnings:

                                                                           PERCENT CHANGE
                                   PERCENT OF NET SALES                    FROM PRIOR YEAR
                                --------------------------            -------------------------
                                1997       1996       1995            1997      1996       1995
                                ----       ----       ----            ----      ----       ----

Sales                          100.0%     100.0%     100.0%            1.0%      3.9%     (0.7%)
Comparable store sales                                                 4.6%      4.9%      0.3%
Gross margin                    48.9%      48.5%      47.3%
Selling, general and
 administrative expenses        41.5%      41.9%      41.6%            0.1%      4.5%      2.3%
Pretax earnings                  6.5%       5.4%       4.0%           22.5%     37.8%    (12.5%)
Net earnings                     4.0%       3.3%       2.5%           22.8%     39.4%    (11.7%)


1997 VS. 1996

Sales for 1997 increased $3.7 million from 1996, benefiting by $15.5 million from an increase in comparable store sales of 4.6%. The comparable store sales increase was partially offset by a $6.3 million reduction in sales resulting from 1997 having one less week than 1996 and a $5.5 million decrease from closed stores, net of new and acquired stores. Including the acquisition of 48 Northwest Fabrics and Crafts stores at the beginning of the fourth quarter, Hancock added 19 net stores in 1997 for a total of 481 stores at year end.

Several factors influenced the positive comparable store sales results in 1997. New product offerings such as sewing machines and cut-to-order programs in drapery and upholstery, strong demand for home decorating goods, store level incentives, more productive advertising and improvement in the quality of merchandise contributed to higher comparable sales.

Hancock's gross margin declined slightly on a FIFO (first-in, first-out) basis in 1997 due to the conversion of inventories from 43 closed stores. Reported gross margins were higher due to a reduction in the LIFO (last-in, first-out) reserve of $700 thousand compared with a $2.5 million increase in the LIFO reserve in 1996.

Selling, general and administrative expenses decreased as a percentage of sales in 1997 as a result of expense leverage attained in 1997 from higher comparable store sales. In addition, expenses included $1.7 million of nonrecurring retirement related charges in 1996. These factors were more than enough to offset higher payroll costs associated with minimum wage increases mandated in both 1996 and 1997. Interest expense decreased by $800 thousand in 1997 due to a lower level of average outstanding borrowings.

Hancock plans to open approximately 40 retail fabric stores in 1998 and close 25 stores. Management closely tracks and assesses the contribution of each store and the effect on total company returns on sales and assets. Store closing decisions are based on a store's current and anticipated productivity, existing lease terms and the rent commissions or sublease prospects.

Income tax expense increased by $1.7 million due to the increase in pretax earnings. The effective tax rate was 38.3% in 1997 and 38.5% in 1996.

1996 VS. 1995

Sales for 1996 increased by $14.0 million from 1995, benefiting by $17.0 million from a 4.9% increase in comparable sales and $6.3 million from an extra week in 1996. The sales gain was partially offset by a $9.3 million net loss of sales from store opening and closing activity, and wholesale sales declines. Hancock reduced its store base by a net of 36 stores in 1996.

Several factors influenced the positive comparable store sales results in 1996. Improving demand for apparel fabric combined with more productive advertising, store-level sales incentives, new products, strong demand for home decorating goods, better seasonal goods and improvements in overall merchandise quality contributed to higher comparable sales, as well as higher gross margins.

Hancock's gross margin in 1996 continued to improve despite the conversion of inventories from closed stores. Reported gross margins were reduced by increases in the LIFO reserve of $2.5 million for 1996 compared with $3.0 million in 1995.

Selling, general and administrative expenses increased as a percentage of sales in 1996 due to a 4.5% increase ($6.8 million) in actual expenses. Compensation costs, including mandatory and elective wage adjustments, together with nonrecurring retirement related charges of $1.7 million, contributed to the increased selling, general and administrative expenses. Interest expense decreased $1.1 million in 1996 due to a lower level of average outstanding borrowings and lower rates.

Income tax expense increased by $2.0 million due to the increase in pretax earnings. The effective tax rate was 38.5% in 1996 and 39.2% in 1995.

FINANCIAL POSITION

Hancock traditionally maintains a strong financial position as evidenced by the following information as of the end of fiscal years 1997, 1996 and 1995 (dollars in thousands):

                                                     1997           1996           1995
                                                   --------       --------       --------
Cash and cash equivalents                          $  7,057       $  6,870       $  5,026
Net cash flows provided (used):
    Operating activities                           $ 17,357       $ 41,257       $ 17,068
    Investing activities                           $ (7,436)      $ (2,115)      $ (1,737)
    Financing activities                           $ (9,734)      $(37,298)      $(14,160)
Working capital                                    $108,848       $102,958       $122,904
Long-term indebtedness to total capitalization          8.6%           2.8%          23.0%


During 1997, cash provided by operations was positively impacted by increased earnings and more productive inventory management. Cash flows from operations, supplemented by $7 million in borrowings, were used to acquire Northwest Fabrics and Crafts, purchase property and equipment, pay dividends and repurchase treasury stock. Historically, Hancock has financed the expansion of its operations with internally generated cash flow. During 1996, cash provided by operations was positively impacted by increased earnings, extended accounts payable and the reduction of inventory.

Hancock purchased treasury stock of $14.2 million, $5.5 million, and $431 thousand in 1997, 1996 and 1995, respectively. Hancock plans to use future cash in excess of expansion needs for the retirement of debt and the purchase of treasury stock as market and financial conditions dictate.

Current assets increased in 1997 due to the increase in inventories related to the acquisition of the Northwest stores, partially offset by the conversion of inventory from closed stores and a 2% reduction in comparable store inventories. Current liabilities were lower due to the timing of income tax payments made for the respective fiscal years.

CAPITAL REQUIREMENTS

Hancock's primary capital requirements are for the financing of inventories and, to a lesser extent, for capital expenditures relating to store locations and its distribution facility. Funds for such purposes are generated from Hancock's operations and, if necessary, supplemented by borrowings from commercial lenders.

Capital expenditures amounted to $2.7 million in 1997, $2.3 million in 1996 and $1.9 million in 1995. New stores and capital maintenance on existing retail stores and the distribution center accounted for the majority of these expenditures.

Hancock estimates that the capital expenditures for 1998 will approximate $11 million. Anticipated expenditures include the costs for 40 planned new stores, remodeling of 140-150 stores, conversion of all Minnesota Fabrics, Fabric Warehouse, and Northwest Fabrics and Crafts store signage to the Hancock Fabrics name and increased capital maintenance in the existing retail stores and distribution center. Internally generated funds are expected to be sufficient to finance these capital requirements.

In addition to operating cash flows, Hancock has available credit of $50 million as of February 1, 1998 under Hancock's $60 million revolving credit facility which matures September 20, 2000. In addition, Hancock has $35 million available from other banks on an uncommitted basis. Hancock believes the total of $95 million is adequate for Hancock's needs in the near term.

EFFECT OF INFLATION

The impact of inflation on labor and occupancy costs can significantly affect Hancock's operations. Many of Hancock's employees are paid hourly rates related to the Federal minimum wage; accordingly, any increases will affect Hancock. In addition, payroll taxes, employee benefits and other employee related costs continue to increase. Costs of leases for new store locations remain relatively stable, but the renewal costs of older leases continue to increase. Taxes, maintenance and insurance costs have also risen. Hancock believes the practice of maintaining adequate operating margins through a combination of price adjustments and cost controls, careful evaluation of occupancy needs and efficient purchasing practices is the most effective tool for coping with increased costs and expenses.

SEASONALITY

Hancock's business is slightly seasonal. Peak sales periods occur during the fall and pre-Easter weeks, while the lowest sales periods occur during pre-Christmas and midsummer.

YEAR 2000 IMPACT

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing a disruption of operations.

Hancock recognizes the potential impact that the year 2000 issue may have relative to its systems and has implemented an action plan to ensure that all of its systems will be fully year 2000 compliant. The action plan centers around a combination of modifications that have been or will be completed either internally or through software upgrades received from Hancock's software vendors. Modifications for the systems are in various stages of completion. Some have been fully implemented and satisfactorily tested, while others are in lesser stages of completion. Hancock is confident that all systems will be appropriately modified in a timely manner to handle the turn of the century computer issues and that the related costs of compliance will not have a material impact on its financial condition or results of operations.

Hancock has also developed plans for communications with all of its significant merchandise suppliers and service providers to determine the extent to which Hancock is vulnerable to those third parties' failure to remediate their own year 2000 issues. Although the failure by other companies to timely convert their systems would have an insignificant impact on Hancock's systems (because of very limited interface), there can be no assurance that such failure would not impair these companies' ability to supply Hancock with merchandise or services on a timely basis.

NEW ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This Statement established standards for computing and presenting earnings per share (EPS), simplifying the standards previously provided in APB Opinion 15. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. The impact of this statement on the Company's earnings per share has been reflected on the face of the statement of earnings.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." For fiscal years beginning after December 15, 1997, these statements respectively require (i) the reporting and display of comprehensive income and its components and (ii) the reporting of certain information about operating segments and related information about the products and services of such segments. The Company does not anticipate the adoption of these statements to have a significant impact on the reporting of results of operations.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain qualifying forward-looking statements. Certain information included herein contains statements that are forward-looking, such as statements related to financial items and results, plans for future expansion, store closure and other business development activities, capital spending or financing sources, capital structure, stability of interest rates during periods of borrowing and the effects of regulation and competition. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future. Accordingly, such results may differ materially from those expressed in any forward-looking statements by or on behalf of Hancock. These risks and uncertainties include, but are not limited to, those described above.

CONSOLIDATED STATEMENT OF EARNINGS


---------------------------------------------------------------------------------------------------------------
YEARS ENDED FEBRUARY 1, 1998, FEBRUARY 2, 1997 AND JANUARY 28, 1996
 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                  1997           1996           1995
---------------------------------------------------------------------------------------------------------------

Sales                                                                   $ 381,910      $ 378,218      $ 364,192
Cost of goods sold                                                        195,146        194,893        192,023
---------------------------------------------------------------------------------------------------------------
    Gross profit                                                          186,764        183,325        172,169
---------------------------------------------------------------------------------------------------------------
Expenses (income)
    Selling, general and administrative                                   158,497        158,354        151,563
    Depreciation and amortization                                           3,263          3,732          3,948
    Interest expense                                                          407          1,200          2,300
    Interest income                                                          (245)          (243)          (363)
---------------------------------------------------------------------------------------------------------------
    Total operating and interest expenses                                 161,922        163,043        157,448
---------------------------------------------------------------------------------------------------------------
Earnings before taxes                                                      24,842         20,282         14,721
Income taxes                                                                9,518          7,801          5,770
---------------------------------------------------------------------------------------------------------------
Net earnings                                                            $  15,324      $  12,481      $   8,951
===============================================================================================================
Earnings per share
    Basic                                                               $    0.74      $    0.59      $    0.43

    Diluted                                                             $    0.72      $    0.58      $    0.42
===============================================================================================================
Weighted average shares outstanding
    Basic                                                                  20,834         21,137         21,052

    Diluted                                                                21,317         21,541         21,294
===============================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET


-------------------------------------------------------------------------------------
FEBRUARY 1, 1998 AND FEBRUARY 2, 1997
 (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)        1997           1996
-------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                $   7,057      $   6,870
    Receivables, less allowance for doubtful
        accounts of $107 in 1997 and 1996                        1,136          1,102
    Inventories                                                149,486        147,973
    Deferred tax asset                                           3,312          2,761
    Prepaid expenses                                             3,806          2,080
-------------------------------------------------------------------------------------
    Total current assets                                       164,797        160,786
Property and equipment, at depreciated cost                     18,989         17,845
Deferred tax asset                                               9,065          8,771
Other assets                                                     2,707            441
-------------------------------------------------------------------------------------
    Total assets                                             $ 195,558      $ 187,843
=====================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                         $  35,491      $  34,993
    Accrued liabilities                                         16,418         16,533
    Income taxes                                                 4,040          6,302
-------------------------------------------------------------------------------------
    Total current liabilities                                   55,949         57,828
Long-term debt obligations                                      10,000          3,000
Postretirement benefits other than pensions                     19,746         19,163
Other liabilities                                                3,172          2,579
-------------------------------------------------------------------------------------
    Total liabilities                                           88,867         82,570
-------------------------------------------------------------------------------------
Commitments and contingencies (Notes 7 and 12)

Shareholders' equity:
    Common stock, $.01 par value; 80,000,000 shares
        authorized; 28,253,013 and 27,342,472 issued and
        outstanding, respectively                                  283            273
    Additional paid-in capital                                  31,382         21,369
    Retained earnings                                          178,643        170,973
    Treasury stock, at cost, 7,139,074 and
        6,027,503 shares held, respectively                    (99,047)       (84,820)
    Deferred compensation on restricted
        stock incentive plan                                    (4,570)        (2,522)
-------------------------------------------------------------------------------------
    Total shareholders' equity                                 106,691        105,273
-------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity               $ 195,558      $ 187,843
=====================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

-------------------------------------------------------------------------------------------------------
YEARS ENDED FEBRUARY 1, 1998, FEBRUARY 2, 1997 AND JANUARY 28, 1996
(IN THOUSANDS)
                                                                       1997         1996         1995
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net earnings                                                     $ 15,324     $ 12,481     $  8,951
    Adjustments to reconcile net earnings to
        cash provided by operating activities
            Depreciation and amortization                               3,263        3,732        3,948
            LIFO charge (credit)                                         (700)       2,505        3,016
            Deferred income taxes                                        (845)      (1,025)      (1,125)
            Amortization of deferred compensation on
                restricted stock incentive plan                         1,282        2,354        1,516
            Loss on disposal of fixed assets                              634
    (Increase) decrease in assets
            Receivables and prepaid expenses                           (1,760)         149          893
            Inventory at current cost                                    (813)      12,437        3,197
            Other noncurrent assets                                       129          153         (234)
    Increase (decrease) in liabilities
            Accounts payable                                              498        2,420       (2,732)
            Accrued liabilities                                          (115)       1,816       (1,218)
            Current income tax obligations                               (716)       2,425         (584)
            Postretirement benefits other than pensions                   583        1,379        1,212
            Other liabilities                                             593          431          228
-------------------------------------------------------------------------------------------------------
                 Net cash provided by operating activities             17,357       41,257       17,068
-------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Additions to property and equipment                                (2,712)      (2,314)      (1,890)
    Proceeds from disposition of property and equipment                    71          199          153
    Acquisition of Northwest stores                                    (3,986)
    Other                                                                (809)
-------------------------------------------------------------------------------------------------------
                 Net cash used in investing activities                 (7,436)      (2,115)      (1,737)
-------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net borrowings (repayments) on revolving credit agreement           7,000      (27,000)      (7,000)
    Purchase of treasury stock                                        (14,227)      (5,506)        (431)
    Proceeds from exercise of stock options                             5,069        2,035           85
    Issuance of shares under directors' stock plan                         78           85           72
    Cash dividends paid                                                (7,654)      (6,912)      (6,886)
-------------------------------------------------------------------------------------------------------
                 Net cash used in financing activities                 (9,734)     (37,298)     (14,160)
-------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                     187        1,844        1,171

Cash and cash equivalents:
    Beginning of year                                                   6,870        5,026        3,855
-------------------------------------------------------------------------------------------------------
    End of year                                                      $  7,057     $  6,870     $  5,026
=======================================================================================================
Supplemental disclosures
    Cash paid during the year for:
        Interest                                                     $    405     $  1,229     $  3,117
        Income taxes                                                 $ 11,127     $  6,506     $  7,479
=======================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED FEBRUARY 1, 1998, FEBRUARY 2, 1997 AND JANUARY 28, 1996
(IN THOUSANDS, EXCEPT NUMBER OF SHARES)


                                       COMMON STOCK      ADDITIONAL                  TREASURY STOCK
                                    ------------------    PAID-IN     RETAINED   ----------------------     DEFERRED   SHAREHOLDERS'
                                    SHARES      AMOUNT    CAPITAL     EARNINGS   SHARES          AMOUNT   COMPENSATION     EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance January 29, 1995            26,794,064   $  268   $   16,425   $163,339   (5,413,941)   $ (78,883)  $ (4,060)     $  97,089
Net earnings                                                              8,951                                               8,951
Cash dividends ($0.32 per share)                                         (6,886)                                             (6,886)
Exercise of stock options               13,200                   103                                                            103
Issuance of restricted stock           148,800        2        1,654                                          (1,656)
Cancellation of restricted stock        (2,200)                  (23)                                             23
Amortization and vesting of
    deferred compensation on
    restricted stock incentive plan                                7                                           1,516          1,523
Issuance of shares under
    directors' stock plan                8,251                    72                                                             72
Purchase of treasury stock                                                           (40,156)        (431)                     (431)
------------------------------------------------------------------------------------------------------------------------------------
Balance January 28, 1996            26,962,115      270       18,238    165,404   (5,454,097)     (79,314)    (4,177)       100,421
Net earnings                                                             12,481                                              12,481
Cash dividends ($0.32 per share)                                         (6,912)                                             (6,912)
Exercise of stock options              296,800        3        2,498                                                          2,501
Issuance of restricted stock           115,700                 1,162                                          (1,162)
Cancellation of restricted stock       (40,600)                 (463)                                            463
Amortization and vesting of
    deferred compensation on
    restricted stock incentive plan                             (151)                                          2,354          2,203
Issuance of shares under
    directors' stock plan                8,457                    85                                                             85
Purchase of treasury stock                                                          (573,406)      (5,506)                   (5,506)
------------------------------------------------------------------------------------------------------------------------------------
Balance February 2, 1997            27,342,472      273       21,369    170,973   (6,027,503)     (84,820)    (2,522)       105,273
Net earnings                                                             15,324                                              15,324
Cash dividends ($0.36 per share)                                         (7,654)                                             (7,654)
Exercise of stock options              640,120        7        5,062                                                          5,069
Issuance of restricted stock           264,600        3        3,337                                          (3,340)
Cancellation of restricted stock          (800)                  (10)                                             10
Amortization and vesting of
    deferred compensation on
    restricted stock incentive plan                            1,546                                           1,282          2,828
Issuance of shares under
    directors' stock plan                6,621                    78                                                             78
Purchase of treasury stock                                                        (1,111,571)     (14,227)                  (14,227)
------------------------------------------------------------------------------------------------------------------------------------
Balance February 1, 1998            28,253,013   $  283   $   31,382   $178,643   (7,139,074)   $ (99,047)  $ (4,570)     $ 106,691
====================================================================================================================================


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

Hancock Fabrics, Inc. ("Hancock") is a retail and wholesale merchant of fabrics, crafts and related home sewing accessories. Hancock operates 481 stores in 38 states under the following trade names: "Hancock Fabrics," "Minnesota Fabrics," "Fabric Warehouse" and "Northwest Fabrics and Crafts." Hancock also supplies approximately 100 independent wholesale customers.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Hancock and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated. Hancock maintains its financial records on a 52-53 week fiscal year ending on the Sunday closest to January 31. Fiscal years 1997, 1996 and 1995, as used herein, refer to the years ended February 1, 1998, February 2, 1997 and January 28, 1996, respectively. Fiscal 1996 contained 53 weeks while fiscal 1997 and 1995 each contained 52 weeks.

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

INVENTORIES consist of fabrics, sewing notions and crafts held for resale and are valued at the lower of cost or market; cost is determined by the last-in, first-out ("LIFO") method. The current cost of inventories exceeded the LIFO cost by approximately $40 million at February 1, 1998 and February 2, 1997.

DEPRECIATION is computed by use of the straight-line method over the estimated useful lives of buildings, fixtures and equipment. Leasehold costs and improvements are amortized over the lesser of their estimated useful lives or the remaining lease term. Average depreciable lives are as follows: buildings and improvements 15-20 years; fixtures and equipment 3-8 years; and transportation equipment 3-5 years.

MAINTENANCE and repairs are charged to expense as incurred and major improvements are capitalized.

ADVERTISING, including production costs, is charged to expense the first day of the advertising period. Advertising expense for 1997, 1996 and 1995 was $16.4 million, $16.2 million and $15.3 million, respectively.

PREOPENING COSTS of new stores are charged to expense when the store opens. These costs primarily include labor to stock the store, store supplies and other expendable items.

LONG-TERM INVESTMENTS are recorded using the equity method of accounting.

EARNINGS PER SHARE is calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," which requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company (see Note 11).

FINANCIAL INSTRUMENTS are evaluated pursuant to Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." The following methods and assumptions were used to estimate the fair value of each class of financial instrument: cash and receivables--the carrying amounts approximate fair value because of the short maturity of those instruments; long-term debt--the fair value of Hancock's long-term debt is estimated based on the current borrowing rates available to Hancock for bank loans with similar terms and average maturities. The carrying amounts approximate fair value because of the short maturity of those instruments. Throughout 1997, Hancock did not have any financial derivative instruments outstanding.

NOTE 3 - ACQUISITION OF NORTHWEST FABRICS AND CRAFTS

Effective November 1, 1997, the Company purchased the assets of Northwest Fabrics and Crafts ("Northwest") from Silas Creek Retail, L.P., pursuant to an assignment of rights agreement between the Company and Carolina Sales, Inc. The total consideration paid for these assets was approximately $20.9 million. This acquisition was accounted for as a purchase; accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition. The value of goodwill assigned to this acquisition was approximately $1,500,000 and is being amortized on a straight-line basis over 15 years. Operating results for Northwest have been included with those of the Company beginning November 1, 1997.

NOTE 4 - PROPERTY AND EQUIPMENT (in thousands)

                                                    1997                     1996
                                                  --------                 --------
Buildings and improvements                         $11,016                  $10,958
Leasehold improvements                               7,447                    8,238
Fixtures and equipment                              37,696                   35,575
Transportation equipment                             1,526                    1,563
Construction in progress                               195
                                                  --------                 --------
                                                    57,880                   56,334
Accumulated depreciation and amortization          (41,230)                 (40,828)
                                                  --------                 --------
                                                    16,650                   15,506
Land                                                 2,339                    2,339
                                                  --------                 --------
                                                   $18,989                  $17,845
                                                  ========                 ========

NOTE 5 - ACCRUED LIABILITIES (in thousands)

                                                                      1997        1996
                                                                    --------    --------
Payroll and benefits                                                 $ 6,607     $ 7,026
Property taxes                                                         3,663       3,254
Sales taxes                                                            1,783       2,156
Other                                                                  4,365       4,097
                                                                    --------    --------
                                                                     $16,418     $16,533
                                                                    ========    ========

NOTE 6 - LONG-TERM DEBT Obligations (in thousands)

                                                                      1997        1996
                                                                    --------    --------
Revolving credit agreement                                           $10,000     $ 3,000
                                                                    ========    ========

In 1993, Hancock entered into a $60 million revolving credit agreement with NationsBank of Georgia as agent. This agreement provides for a maturity date of September 20, 1998 and an annual facility fee of 1/8 of 1%. Subsequent to year end, the agreement was amended to allow for the extension of the maturity date until September 20, 2000. Borrowings under the revolving credit agreement bear interest at a negotiated rate, a floating rate (the higher of federal funds rate plus 1/2% or the prime rate), a rate derived from the Certificate of Deposit Rate or a rate derived from the London Interbank Offered Rate.

Additionally, Hancock has other credit arrangements with various lending institutions aggregating $25 million. These notes payable are classified as long-term obligations due to Hancock's ability and intent to refinance these arrangements under the revolving credit agreement. Hancock also has an arrangement to provide for $10 million in letters of credit.

At February 1, 1998, the effective interest rate on the outstanding borrowings was 5.83%. Under the most restrictive covenants of this agreement, Hancock is required to maintain a specified consolidated tangible net worth, a debt to cash flow ratio and an interest coverage ratio.

NOTE 7 - LONG-TERM LEASES

Hancock leases its retail fabric store locations under noncancelable operating leases expiring at various dates through 2018. Certain of the leases for store locations provide for additional rent based on sales volume.

Rent expense consists of the following (in thousands):

                                                                       1997        1996         1995
                                                                     --------     --------     --------
Minimum rent                                                         $ 27,714     $ 28,177     $ 28,204
Additional rent based on sales                                            189          203          125
                                                                     --------     --------     --------
                                                                     $ 27,903     $ 28,380     $ 28,329
                                                                     ========     ========     ========

Minimum rental payments as of February 1, 1998 are as follows (in thousands):

 Fiscal Year
    1998                                                                                $ 27,549
    1999                                                                                  24,961
    2000                                                                                  22,049
    2001                                                                                  18,487
    2002                                                                                  14,419
    Thereafter                                                                            42,177
                                                                                        --------
    Total minimum lease payments                                                        $149,642
                                                                                        ========

NOTE 8 - INCOME TAXES

The components of income tax expense (benefit) are as follows (in thousands):

                                                                       1997         1996         1995
                                                                     --------     --------     --------
Currently payable
    Federal                                                          $  8,680     $  7,467     $  5,804
    State                                                               1,683        1,359        1,091
                                                                     --------     --------     --------
                                                                       10,363        8,826        6,895
                                                                     --------     --------     --------
Deferred
    Current                                                              (551)         353         (485)
    Noncurrent                                                           (294)      (1,378)        (640)
                                                                     --------     --------     --------
                                                                         (845)      (1,025)      (1,125)
                                                                     --------     --------     --------
                                                                     $  9,518     $  7,801     $  5,770
                                                                     ========     ========     ========

Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

The current deferred tax asset is comprised of the following (in thousands):

                                                                       1997       1996
                                                                     -------    -------
Current deferred tax assets
    Inventory valuation methods                                      $ 1,826    $ 1,213
    Accrual for medical insurance                                        929        800
    Accrual for workers' compensation                                    301        272
    Other items                                                          256        476
                                                                     -------    -------
                                                                     $ 3,312    $ 2,761
                                                                     =======    =======

The net noncurrent deferred tax asset is comprised of the following (in thousands):


                                                                       1997       1996
                                                                     -------    -------
Noncurrent deferred tax assets
    Postretirement benefits other than pensions                      $ 7,347    $ 7,120
    Accrual for pension liability                                      1,034        907
    Difference in recognition of restricted stock expense                137        784
    Deferred compensation liability                                      751        625
    Other deferred deduction items                                       619        546
                                                                     -------    -------
        Gross noncurrent deferred tax assets                           9,888      9,982
    Noncurrent deferred tax liabilities - depreciation                  (823)    (1,211)
                                                                     -------    -------
                                                                     $ 9,065    $ 8,771
                                                                     =======    =======

The ultimate realization of a significant portion of this asset is dependent upon the generation of future taxable income sufficient to offset the related deductions.

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:


                                                                       1997         1996         1995
                                                                     --------     --------     --------
Statutory Federal income tax rate                                        35.0%        35.0%        35.0%
State income taxes, net of Federal income tax effect                      3.9          3.9          3.9
Other                                                                     (.6)         (.4)          .3
                                                                         ----         ----         ----
Effective tax rate                                                       38.3%        38.5%        39.2%
                                                                         ====         ====         ====

NOTE 9 - SHAREHOLDERS' INTEREST

AUTHORIZED CAPITAL. Hancock's authorized capital includes five million shares of $.01 par value preferred stock, none of which have been issued.

COMMON STOCK PURCHASE RIGHTS. Hancock has entered into a Common Stock Purchase Rights Agreement, as amended, (the "Rights Agreement"), with Continental Stock Transfer & Trust Company as Rights Agent. The Rights Agreement, in certain circumstances, would permit shareholders to purchase common stock at prices which would be substantially below market value. These circumstances include the earlier of (i) the tenth day after an announcement that a person or group has acquired beneficial ownership of 20% or more of the Hancock shares, with certain exceptions such as a tender offer that is approved by a majority of Hancock's Board of Directors, or (ii) the tenth day, or such later date as set by Hancock's Board of Directors, after a person or group commences, or announces its intention to commence, a tender or exchange offer, the consummation of which would result in beneficial ownership of 30% or more of the Hancock shares.

STOCK REPURCHASE PLAN. In prior years and continuing in fiscal 1997, repurchases of up to 6,000,000 shares have been authorized. As of February 1, 1998, 832,556 shares are available for repurchase under these authorizations.

NOTE 10 - EMPLOYEE BENEFIT PLANS

STOCK OPTIONS. In 1987, Hancock adopted a stock option plan which, as amended, authorized the granting of options to employees for up to two million shares of common stock at an exercise price of no less than 50% of fair market value on the date the options are granted. With the exception of the initial options granted, the exercise price has equaled the fair market value on the date all options were granted. On March 19, 1992, Hancock's Board of Directors increased the authorized option shares by one million. The plan provides that when shares granted under the plan are canceled, they become available for future option grants. As promulgated in the plan prospectus, the 1987 Stock Option Plan expired on March 22, 1997; however, options granted under the 1987 plan extend beyond the termination date.

At February 1, 1998, options for a total of 5,743,675 shares of common stock had been granted under the plan, including 1,399,890 shares for which options have been subsequently exercised and 2,169,735 shares for which options have terminated unexercised. Options outstanding at February 1, 1998 expire in 2005 through 2006.

On June 7, 1995, Hancock's Board of Directors approved a plan to cancel those outstanding options with option prices higher than the fair market value of Hancock's common stock price on June 6, 1995 ($8.13) and grant options (designated collectively as "substitute options") for shares equal to the number of shares as to which options were canceled. The aggregate number of substitute options granted was 1,523,075, which became exercisable on June 8, 1996.

A summary of activity in the plan for the years ended February 1, 1998, February 2, 1997 and January 28, 1996 follows:

                                                   1997                         1996                       1995
                                        ------------------------       -----------------------    ------------------------
                                                        WEIGHTED                      WEIGHTED                    WEIGHTED
                                                         AVERAGE                       AVERAGE                     AVERAGE
                                                        EXERCISE                      EXERCISE                    EXERCISE
                                         OPTIONS         PRICE          OPTIONS        PRICE        OPTIONS        PRICE
                                        ---------       --------       ---------      --------    ----------      --------
Outstanding at beginning of year        2,212,770        $  8.65       2,089,970      $  7.68      1,858,270        $11.67

Granted                                   651,200          13.17         493,200        10.92      1,867,275          8.13

Canceled                                  (49,800)         10.34         (73,600)        8.94     (1,622,375)        12.77

Exercised                                (640,120)          7.85        (296,800)        5.56        (13,200)         5.53
                                        ---------                      ---------                  ----------
Outstanding at end of year              2,174,050          10.20       2,212,770         8.65      2,089,970          7.68
                                        =========                      =========                  ==========
Exercisable at end of year              1,291,150           8.62       1,578,870         8.01        290,195          4.94
                                        =========                      =========                  ==========


The options outstanding at February 1, 1998 are exercisable at prices ranging from $8.13 to $14.25 per share. The weighted average remaining contractual life of all outstanding options was 8.16 years at February 1, 1998.

On April 22, 1996, Hancock adopted the 1996 Stock Option Plan (the "1996 Plan") to provide for the continued issuance of stock options to employees when the shares available for grants under the 1987 Stock Option Plan (the "1987 Plan") have been depleted. The aggregate number of shares that may be issued or reserved for grants pursuant to the 1996 Plan shall not exceed two million shares. The terms of the 1996 Plan are consistent with those of the 1987 Plan. As of February 1, 1998, 651,200 options have been granted under the 1996 Plan.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock awards. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1997 and 1996 consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings for 1997 and 1996 would have been reduced by approximately $1.1 million and $1.4 million, respectively. Diluted earnings per share would have been reduced by $.05 and $.06 for 1997 and 1996, respectively. These pro forma results will not be representative of the impact on future years because only grants made in 1997, 1996 and 1995 were considered. The weighted average grant-date fair value of options granted during 1997, 1996 and 1995 was $4.14, $3.81 and $2.46, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1997, 1996 and 1995, respectively: dividend yields of 1.72%, 2.13% and 2.75%; average expected volatility of .34, .35 and .36; risk-free interest rates of 5.71%, 6.69% and 5.93%; and an average expected life of 4.1 years.

RESTRICTED STOCK. Hancock adopted the 1989 Restricted Stock Plan under which as many as one million shares of common stock, as adjusted, may be issued to key employees at no cost to the employees. During 1997, 1996 and 1995, 264,600, 115,700 and 148,800 restricted shares, respectively, were issued to officers and key employees under the plan. As of February 1, 1998, 482,900 shares are outstanding for which restrictions have not been lifted. On December 6, 1995, Hancock adopted the 1995 Restricted Stock Plan to provide the continued issuance of restricted stock awards to employees when the reserve of shares available for awards under the 1989 Restricted Stock Plan had been depleted. The aggregate number of shares that may be issued or reserved for issuance pursuant to the 1995 Restricted Stock Plan shall not exceed one million shares (subject to adjustment as provided in the Plan). Compensation expense related to restricted shares issued is recognized over the period for which restrictions apply. This expense totaled $1,282,000, $2,354,000 and $1,516,000 in 1997, 1996 and 1995,
respectively.

RETIREMENT PLANS. Substantially all full-time employees are covered by a trusteed, noncontributory defined benefit retirement plan maintained by Hancock. The retirement benefits provided by this plan are primarily based on years of service and employee compensation. Pension costs are funded by quarterly contributions to the trust.

Net periodic pension costs included the following benefit and cost components based on an actuarial valuation for the years ended December 31, 1997, 1996 and 1995, respectively (in thousands):

                                                                   1997                   1996                    1995
                                                                 --------               --------                --------
Service costs                                                      $1,713                $ 1,703                 $ 1,496
Interest costs                                                      2,286                  2,079                   1,911
Return on plan assets                                              (5,626)                (3,709)                 (5,280)
Amortization of unrecognized net transition asset                    (254)                  (254)                   (254)
Deferral of investment gains (losses) in
     excess of (less than) expected returns                         2,786                  1,175                   3,303
Amortization of unrecognized prior service costs                      115                    115                     115
                                                                  -------                -------                 -------
Net periodic pension costs                                         $1,020                 $1,109                 $ 1,291
                                                                  =======                =======                 ========

The funded status and the amounts recognized in Hancock's consolidated balance sheet for defined benefit plans based on an actuarial valuation as of the measurement dates of December 31, 1997 and 1996 are as follows (in thousands):

                                                                  1997          1996
                                                                --------      --------
Accumulated benefit obligation
    Vested                                                      $ 30,702      $ 27,229
    Nonvested                                                      2,305         2,154
                                                                --------      --------
                                                                $ 33,007      $ 29,383
                                                                ========      ========

    Plan assets at market value                                 $ 36,869      $ 32,012
    Actuarial present value of projected benefit obligation      (34,759)      (30,843)
                                                                --------      --------
    Funded status                                                  2,110         1,169
    Unrecognized net transition asset                               (763)       (1,017)
    Unrecognized net gain                                         (4,860)       (3,462)
    Unrecognized prior service costs                                 853           968
                                                                --------      --------
    Accrued pension costs                                       $ (2,660)     $ (2,342)
                                                                ========      ========


Plan assets include fixed income and equity funds, comprising corporate and government debt securities, common stock, and real estate. The unrecognized net transition asset is being amortized over 15 years beginning in 1986.

Actuarial assumptions used in the period-end valuations were as follows:

                                                 1997           1996            1995
                                                 ----           ----            ----
Discount rate                                    7.25%          7.50%           7.25%
Rate of increase in compensation levels          4.25%          4.25%           4.00%
Expected long-term rate of return on assets      9.25%          9.00%           9.00%

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. Certain health care benefits are provided by Hancock to substantially all retired employees with more than 15 years of credited service. At December 31, 1997 and 1996, Hancock's accumulated postretirement benefit obligation is as follows (in thousands):

                                               1997        1996
                                             -------     -------
Retiree benefit obligation                   $ 3,047     $ 3,049
Fully eligible active benefit obligation         801       1,552
Other active benefit obligation                8,192       7,152
                                             -------     -------
                                              12,040      11,753
Unrecognized net gain                          5,363       4,885
Unrecognized prior service cost                2,343       2,525
                                             -------     -------
                                             $19,746     $19,163
                                             =======     =======

The medical care cost trend rate used in determining this obligation for employees before age 65 is 9.07%, decreasing by .68% annually before leveling at 5.00%. For individuals 65 and over, the rate is 6.56%, decreasing by .69% annually before leveling at 4.50%. This trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the combined health care cost trend by 1% would increase the accumulated postretirement benefit obligation by $1.9 million.

The discount and the salary scale rates used in calculating the obligations were 7.25% and 4.25%, respectively, at December 31, 1997 and 7.50% and 4.25%, respectively, at December 31, 1996.

Net periodic postretirement benefit costs included the following (in thousands):

                                            1997         1996         1995
                                          -------      -------      -------
Service cost (benefit attributable to
  current year service)                   $   672      $   974      $   885
Interest cost                                 769          909          893
Amortization of unrecognized gain            (366)        (253)        (299)
Amortization of prior service cost           (182)
                                          -------      -------      -------
                                          $   893      $ 1,630      $ 1,479
                                          =======      =======      =======

Hancock's policy is to fund claims as incurred. Claims paid in 1997, 1996 and 1995 totaled $310,000, $252,000 and $267,000, respectively.

NOTE 11 - EARNINGS PER SHARE

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

                                                                           YEARS ENDED
                                 ------------------------------------------------------------------------------------------------
                                        FEBRUARY 1, 1998                 FEBRUARY 2, 1997                 JANUARY 28, 1996
                                 -------------------------------  -------------------------------  ------------------------------
                                    NET                PER SHARE    NET                 PER SHARE    NET                PER SHARE
                                 EARNINGS     SHARES     AMOUNT   EARNINGS     SHARES     AMOUNT   EARNINGS    SHARES     AMOUNT
                                 --------     ------   ---------  --------     ------   ---------  --------    ------   ---------
BASIC EPS
Earnings available to
  common shareholders            $ 15,324     20,834   $    0.74  $ 12,481     21,137   $    0.59  $  8,951     21,052  $    0.43

EFFECT OF DILUTIVE SECURITIES
Stock options                                    391                              230                             228
Restricted stock                                  92                              174                              14
                                              ------                           ------                          ------
DILUTED EPS
Earnings available to
   common shareholders           --------     ------   ---------  --------     ------   ---------  --------    ------   ---------
   plus assumed conversions      $ 15,324     21,317   $    0.72  $ 12,481     21,541   $    0.58  $  8,951    21,294   $    0.42
                                 ========     ======   =========  ========     ======   =========  ========    ======   =========


Options to purchase shares of the Company's common stock were outstanding during the year ending February 1, 1998 but were not included in the computation of diluted EPS because the exercise price was greater that the average price of common shares. These options were still outstanding as of February 1, 1998.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

CONCENTRATION OF CREDIT RISK. Financial instruments which potentially subject Hancock to concentrations of risk are primarily cash and cash equivalents. Hancock places its cash and cash equivalents in insured depository institutions and limits the amount of credit exposure to any one institution.

LITIGATION. Hancock is a party to several pending legal proceedings and claims. Although the outcome of such proceedings and claims cannot be determined with certainty, Hancock's management is of the opinion that it is unlikely that these proceedings and claims will have a material effect on the financial condition or operating results of Hancock.




REPORT OF INDEPENDENT ACCOUNTANTS
                                                         [PRICE WATERHOUSE LOGO]
To the Board of Directors and
 Shareholders of Hancock Fabrics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hancock Fabrics, Inc. and its subsidiaries at February 1, 1998 and February 2, 1997, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP

Memphis, Tennessee
March 6, 1998