Form 10-K, Exhibit 13
period 1999-01-31
HANCOCK FABRICS INC
filed 1999-04-30
CIK 812906

                                                                      EXHIBIT 13


FIVE-YEAR SUMMARY OF SIGNIFICANT FINANCIAL INFORMATION

--------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER
  SHARE AND STORE AMOUNTS)            1998         1997       1996         1995       1994
--------------------------------------------------------------------------------------------
Sales                               $392,303     $381,910    $378,218    $364,192   $366,816
Earnings before income taxes           5,590       24,842      20,282      14,721     16,826
Net earnings                           3,556       15,324      12,481       8,951     10,139
Earnings per common share
  Basic                                  .18          .74         .59         .43        .48
  Diluted                                .18          .72         .58         .42        .48
Total assets                         192,404      195,558     187,843     201,835    208,622
Capital expenditures                   8,839        2,712       2,314       1,890      4,043
Long- and short-term indebtedness     29,000       10,000       3,000      30,000     37,000
Common shareholders' equity           77,152      106,691     105,273     100,421     97,089
---------------------------------------------------------------------------------------------
Common shares outstanding, net        18,595       21,114      21,315      21,508     21,380
Stores in operation                      462          481         462         498        500


QUARTERLY FINANCIAL DATA (UNAUDITED)

-------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 31, 1999 AND FEBRUARY 1, 1998
  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                                                       PER COMMON SHARE
                                                               ----------------------------------
                                                                    NET EARNINGS
                                         GROSS        NET       ---------------------     CASH
                            SALES        PROFIT     EARNINGS    BASIC (1)  DILUTED (1)   DIVIDEND
--------------------------------------------------------------------------------------------------
1998
  First Quarter          $ 97,796      $ 47,157     $ 2,107     $ .10      $ .10         $ .10
  Second Quarter           85,372        41,722         442       .02        .02           .10
  Third Quarter           103,058        51,112       3,555       .18        .18           .10
  Fourth Quarter          106,077        50,791      (2,548)     (.14)      (.14)          .10
-------------------------------------------------------------------------------------------------
                         $392,303      $190,782     $ 3,556     $ .18      $ .18         $ .40
=================================================================================================

1997
  First Quarter          $ 92,000      $ 43,450     $ 2,339     $ .11      $ .11         $ .08
  Second Quarter           79,954        40,073       1,689       .08        .08           .08
  Third Quarter            96,459        47,973       4,924       .24        .23           .10
  Fourth Quarter          113,497        55,268       6,372       .31        .30           .10
-------------------------------------------------------------------------------------------------
                         $381,910      $186,764     $15,324     $ .74      $ .72         $ .36
=================================================================================================

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The following table presents the percentage of sales for the periods indicated and percentage changes from period to period of certain items included in the Consolidated Statement of Earnings:

                                                                              PERCENT CHANGE
                                       PERCENT OF NET SALES                   FROM PRIOR YEAR
                                  -----------------------------       ------------------------------
                                  1998        1997        1996        1998         1997        1996
                                  ----        ----        ----        ----         ----        ----
Sales                             100.0%      100.0%      100.0%        2.7%         1.0%        3.9%
Comparable store sales                                                 (2.9%)        4.6%        4.9%
Gross margin                       48.6%       48.9%       48.5%
Selling, general and
  administrative expenses*         45.8%       41.5%       41.9%       13.5%          .1%        4.5%
Pretax earnings*                    1.4%        6.5%        5.4%      (77.5%)       22.5        37.8%
Net earnings*                        .9%        4.0%        3.3%      (76.8%)       22.8        39.4%

* 1998 expenses and pretax earnings include the effect of an unusual charge totaling $10.0 million (2.5% of sales), as discussed further below. The impact of the charge on net earnings was $6.3 million (1.6% of sales).

1998 VS. 1997

Sales for 1998 increased $10.4 million from 1997, benefiting by $31.6 million from the Northwest Fabrics and Crafts stores acquired in the fourth quarter of 1997. The increase was partially offset by a 2.9% decrease in comparable store sales and a reduction of $11.2 million in sales from net store opening and closing activity. Hancock closed 40 stores and opened 21 in 1998 resulting in a total of 462 stores at year end.

Several factors influenced the negative comparable store sales results in 1998. A weak spring fashion trend and numerous competitor liquidations adversely affected comparable store sales in the first part of the year. An unseasonably warm fall and deflation in prices for several key fall and winter items contributed to the comparable store sales decreases in the last half of the year.

Hancock's gross margin declined slightly due to markdowns necessary to sell slow-moving seasonal goods and a reduction in the LIFO (last-in, first-out) reserve of $300 thousand in 1998 compared with a $700 thousand reduction in 1997.

Selling, general and administrative expenses increased as a percentage of sales in 1998 as the result of a $10.0 million charge consisting of $8.6 million related to net lease obligations for stores closed at the end of 1998 and stores committed to closing in fiscal 1999 and $1.4 million related to the write-off of an investment. In addition, costs associated with the remodeling of over 120 stores, the change in signage in almost 200 Minnesota Fabrics, Fabric Warehouse and Northwest Fabrics and Crafts Stores to the Hancock Fabrics tradename, and an advertising test program all contributed to the higher selling, general and administrative expenses. In addition, expenses as a percentage of sales were higher due to the deleveraging of the expense base caused by the decrease in comparable store sales. Interest expense increased by $1.1 million in 1998 due to a higher level of average outstanding borrowings, primarily as the result of repurchases of treasury stock.

Income tax expense decreased by $7.5 million due primarily to the decrease in pretax earnings.

1997 VS. 1996

Sales for 1997 increased $3.7 million from 1996, benefiting by $15.5 million from an increase in comparable store sales of 4.6%. The comparable store sales increase was partially offset by a $6.3 million reduction in sales resulting from 1997 having one less week than 1996 and a $5.5 million decrease from closed stores, net of new and acquired stores. Including the acquisition of 48 Northwest Fabrics & Crafts stores at the beginning of the fourth quarter, Hancock added 19 net stores in 1997 for a total of 481 stores at year end.

Several factors influenced the positive comparable store sales results in 1997. New product offerings such as sewing machines and cut-to-order programs in drapery and upholstery, strong demand for home decorating goods, store level incentives, more productive advertising and improvement in the quality of merchandise contributed to higher comparable sales.

Hancock's gross margin declined slightly on a FIFO (first-in, first-out) basis in 1997 due to the conversion of inventories from 43 closed stores. Reported gross margins were higher due to a reduction in the LIFO reserve of $700 thousand compared with a $2.5 million increase in the LIFO reserve in 1996.

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

FINANCIAL POSITION

Hancock traditionally maintains a strong financial position as evidenced by the following information as of the end of fiscal years 1998, 1997 and 1996 (dollars in thousands):

                                        1998            1997            1996
                                      --------       ---------       ---------
Cash and cash equivalents             $  6,959       $   7,057       $   6,870
Net cash flows provided (used):
  Operating activities                $ 24,954       $  17,357       $  41,257
  Investing activities                $ (9,516)      $  (7,436)      $  (2,115)
  Financing activities                $(15,536)      $  (9,734)      $ (37,298)
Working Capital                       $ 98,718       $ 108,848       $ 102,958
Long-term indebtedness to total
  capitalization                          27.3%            8.6%            2.8%


During 1998, cash flows from operations, supplemented by $19 million in borrowings, were used to purchase property and equipment, pay dividends, and repurchase treasury stock.

Historically, Hancock has financed the expansion of its operations with internally generated cash flow. During 1997, cash flows from operations, supplemented by $7 million in borrowings, were used to acquire Northwest Fabrics & Crafts, purchase property and equipment, pay dividends and repurchase treasury stock.

Hancock purchased treasury stock of $28.8 million, $14.2 million, and $5.5 million, in 1998, 1997 and 1996, respectively. Hancock plans to use future cash in excess of expansion needs for the retirement of debt and the purchase of treasury stock as market and financial conditions dictate.

CAPITAL REQUIREMENTS

Hancock's primary capital requirements are for the financing of inventories and, to a lesser extent, for capital expenditures relating to store locations and its distribution facility. Funds for such purposes are generated from Hancock's operations and, if necessary, supplemented by borrowings from commercial lenders.

Capital expenditures amounted to $8.8 million in 1998, $2.7 million in 1997 and $2.3 million in 1996. The capital costs associated with remodeling over 120 stores, changing the signage for almost 200 stores and opening 21 new stores, together with normal capital maintenance for stores and the distribution center, accounted for the majority of these expenditures.

Hancock estimates that capital expenditures for 1999 will approximate $10 million. Anticipated expenditures include the costs for 30 to 35 planned new stores, remodeling of over 130 stores, design and implementation of a new merchandise management system and capital maintenance in the existing retail stores and distribution center. Internally generated funds are expected to be sufficient to finance these capital requirements.

In addition to operating cash flows, Hancock has available credit of $31 million as of January 31, 1999 under Hancock's $60 million revolving credit facility. Hancock believes the total of $60 million is adequate for Hancock's needs in the near term.

EFFECT OF INFLATION

The impact of inflation on labor and occupancy costs can significantly affect Hancock's operations. Many of Hancock's employees are paid hourly rates related to the Federal minimum wage; accordingly, any increases will affect Hancock. In addition, payroll taxes, employee benefits and other employee related costs continue to increase. Costs of leases for new store locations remain stable, but renewal costs of older leases continue to increase. Taxes, maintenance and insurance costs have also risen. Hancock believes the practice of maintaining adequate operating margins through a combination of price adjustments and cost controls, careful evaluation of occupancy needs and efficient purchasing practices are the most effective tools for coping with increased costs and expenses.

SEASONALITY

Hancock's business is slightly seasonal. Peak sales periods occur during the fall and pre-Easter weeks, while the lowest sales periods occur during the summer and the month of January.

YEAR 2000 IMPACT

Hancock recognizes the potential impact that the year-2000 issue may have relative to its computer systems and has implemented an action plan to ensure that all systems will be fully year-2000 compliant. The action plan includes a combination of modifications that have been substantially completed internally or through software upgrades from Hancock's software vendors. To date, the Company is 80% complete on the remediation of its systems and expects to complete the necessary software reprogramming and replacement no later than June 30, 1999. Implementation and testing of the modifications are approximately 70% complete and are expected to be completed by July 31, 1999. Based on current estimates, the total cost associated with the year-2000 issue will be less than $100,000, all of which has been or will be expensed as incurred.

Hancock has also communicated with all of its significant merchandise suppliers and service providers to determine the extent to which Hancock is dependent upon those third parties' remediation of their own year-2000 issues. Although the failure by other companies to timely convert their systems would have an insignificant impact on Hancock's systems (because of limited interface), there can be no assurance that such failure would not have a material impact on Hancock's operations because of these companies' inability to supply Hancock with merchandise or service on a timely basis.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain qualifying forward-looking statements. Certain information included herein contains statements that are forward-looking, such as statements related to financial items and results, plans for future expansion, store remodels, store closure and other business development activities, capital spending or financing sources, capital structure, stability of interest rates during periods of borrowing, the effects of regulation and competition and the year-2000 impact on the Company's systems. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future. Accordingly, such results may differ materially from those expressed in any forward-looking statements by or on behalf of Hancock. These risks and uncertainties include, but are not limited to, those described above.

CONSOLIDATED STATEMENT OF EARNINGS

-----------------------------------------------------------------------------------
YEARS ENDED JANUARY 31, 1999, FEBRUARY 1, 1998 AND
  FEBRUARY 2, 1997
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)          1998          1997         1996
-----------------------------------------------------------------------------------
Sales                                           $392,303      $381,910     $378,218
Cost of goods sold                               201,521       195,146      194,893
-----------------------------------------------------------------------------------
   Gross profit                                  190,782       186,764      183,325
-----------------------------------------------------------------------------------
Expenses (income)
   Selling, general and administrative           179,818       158,497      158,354
   Depreciation and amortization                   4,101         3,263        3,732
   Interest expense                                1,472           407        1,200
   Interest income                                  (199)         (245)        (243)
-----------------------------------------------------------------------------------
   Total operating and interest expenses         185,192       161,922      163,043
-----------------------------------------------------------------------------------
Earnings before taxes                              5,590        24,842       20,282
Income taxes                                       2,034         9,518        7,801
-----------------------------------------------------------------------------------
Net earnings and comprehensive income           $  3,556      $ 15,324     $ 12,481
===================================================================================
Earnings per share
   Basic                                        $    .18      $    .74     $    .59
   Diluted                                      $    .18      $    .72     $    .58
===================================================================================
Weighted average shares outstanding
   Basic                                          19,741        20,834       21,137
   Diluted                                        19,997        21,317       21,541
===================================================================================

See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEET

-------------------------------------------------------------------------------------
JANUARY 31, 1999 AND FEBRUARY 1, 1998
  (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)      1998           1997
-------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                $   6,959       $  7,057
   Receivables, less allowance for doubtful
      accounts of $70 in 1998 and $107 in 1997                  1,595          1,136
   Inventories                                                142,249        149,486
   Deferred tax assets                                                         3,312
   Prepaid expenses                                             3,775          3,806
-------------------------------------------------------------------------------------
   Total current assets                                       154,578        164,797
Property and equipment, at depreciated cost                    23,833         18,989
Deferred tax assets                                            10,703          9,065
Other assets                                                    3,290          2,707
-------------------------------------------------------------------------------------
   Total assets                                             $ 192,404       $195,558
=====================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                         $  36,881       $ 35,491
   Accrued liabilities                                         14,104         16,418
   Deferred tax liabilities                                     2,562
   Income taxes                                                 2,313          4,040
-------------------------------------------------------------------------------------
   Total current liabilities                                   55,860         55,949
Long-term debt obligations                                     29,000         10,000
Postretirement benefits other than pensions                    20,334         19,746
Reserve for store closings                                      6,079
Other liabilities                                               3,979          3,172
-------------------------------------------------------------------------------------
   Total liabilities                                          115,252         88,867
-------------------------------------------------------------------------------------
Commitments and contingencies (Notes 7 and 12)

Shareholders' equity:
   Common stock, $.01 par value; 80,000,000 shares
     authorized; 28,547,826 and 28,253,013 issued and
     outstanding, respectively                                    285            283
   Additional paid-in capital                                  35,133         31,382
   Retained earnings                                          174,180        178,643
   Treasury stock, at cost, 9,952,881 and
     7,139,074 shares held, respectively                     (127,867)       (99,047)
   Deferred compensation on restricted
     stock incentive plan                                      (4,579)        (4,570)
-------------------------------------------------------------------------------------
   Total shareholders' equity                                  77,152        106,691
-------------------------------------------------------------------------------------
   Total liabilities and shareholders' equity               $ 192,404       $195,558
=====================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

---------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 31, 1999, FEBRUARY 1, 1998 AND
    FEBRUARY 2, 1997 (IN THOUSANDS)                                    1998         1997          1996
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                     $  3,556      $ 15,324      $ 12,481
   Adjustments to reconcile net earnings to
      cash provided by operating activities
        Depreciation and amortization                                  4,101         3,263         3,732
        LIFO charge (credit)                                            (300)         (700)        2,505
        Deferred income taxes                                          4,236          (845)       (1,025)
        Amortization of deferred compensation on
          restricted stock incentive plan                              1,310         1,282         2,354
        Loss on disposal of fixed assets                                 230           634
        Reserve for closed stores                                      8,604
        Write-off of investment                                        1,363
   (Increase) decrease in assets
        Receivables and prepaid expenses                                (428)       (1,760)          149
        Inventory at current cost                                      5,919          (813)       12,437
        Other noncurrent assets                                           13           129           153
   Increase (decrease) in liabilities
        Accounts payable                                               1,390           498         2,420
        Accrued liabilities                                           (4,839)         (115)        1,816
        Current income tax obligations                                (1,596)         (716)        2,425
        Postretirement benefits other than pensions                      588           583         1,379
        Other liabilities                                                807           593           431
---------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                24,954        17,357        41,257
---------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
      Additions to property and equipment                             (8,839)       (2,712)       (2,314)
      Proceeds from disposition of property and equipment                 27            71           199
      Acquisition of Northwest stores                                               (3,986)
      Other                                                             (704)         (809)
---------------------------------------------------------------------------------------------------------
              Net cash used in investing activities                   (9,516)       (7,436)       (2,115)
---------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
      Net borrowings (repayments) on revolving credit agreement       19,000         7,000       (27,000)
      Purchase of treasury stock                                     (28,820)      (14,227)       (5,506)
      Proceeds from exercise of stock options                          2,235         5,069         2,035
      Issuance of shares under directors' stock plan                      68            78            85
      Cash dividends paid                                             (8,019)       (7,654)       (6,912)
---------------------------------------------------------------------------------------------------------
               Net cash used in financing activities                 (15,536)       (9,734)      (37,298)
---------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                         (98)          187         1,844
Cash and cash equivalents:
   Beginning of year                                                   7,057         6,870         5,026
---------------------------------------------------------------------------------------------------------
   End of year                                                      $  6,959      $  7,057      $  6,870
=========================================================================================================
Supplemental disclosures
   Cash paid during the year for:
      Interest                                                      $  1,452      $    405      $  1,229
      Income taxes                                                  $  4,852      $ 11,127      $  6,506
=========================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED JANUARY 31, 1999, FEBRUARY 1, 1998 AND FEBRUARY 2, 1997 (IN
    THOUSANDS, EXCEPT NUMBER OF SHARES)
-----------------------------------------------------------------------------------------------------------------------------------
                                            COMMON STOCK        ADDITIONAL                  TREASURY STOCK     DEFERRED    SHARE-
                                        ---------------------    PAID-IN    RETAINED     -------------------   COMPEN-    HOLDERS'
                                          SHARES      AMOUNT     CAPITAL    EARNINGS     SHARES       AMOUNT   SATION      EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance January 28, 1996                26,962,115     $  270   $ 18,238   $ 165,404   (5,454,097)  $ (79,314)  $(4,177)  $100,421
Net earnings and comprehensive income                                         12,481                                        12,481
Cash dividends ($.32 per share)                                               (6,912)                                       (6,912)
Exercise of stock options                  296,800          3      2,498                                                     2,501
Issuance of restricted stock               115,700                 1,162                                         (1,162)
Cancellation of restricted stock           (40,600)                 (463)                                           463
Amortization and vesting of deferred
  compensation on restricted stock
  incentive plan                                                    (151)                                         2,354      2,203
Issuance of shares under directors'
  stock plan                                 8,457                    85                                                        85
Purchase of treasury stock                                                               (573,406)     (5,506)              (5,506)
-----------------------------------------------------------------------------------------------------------------------------------
Balance February 2, 1997                27,342,472        273     21,369     170,973   (6,027,503)    (84,820)   (2,522)   105,273
Net earnings and comprehensive income                                         15,324                                        15,324
Cash dividends ($.36 per share)                                               (7,654)                                       (7,654)
Exercise of stock options                  640,120          7      5,062                                                     5,069
Issuance of restricted stock               264,600          3      3,337                                         (3,340)
Cancellation of restricted stock              (800)                  (10)                                            10
Amortization and vesting of deferred
  compensation on restricted stock
  incentive plan                                                   1,546                                          1,282      2,828
Issuance of shares under directors'
  stock plan                                 6,621                    78                                                        78
Purchase of treasury stock                                                             (1,111,571)    (14,227)             (14,227)
-----------------------------------------------------------------------------------------------------------------------------------
Balance February 1, 1998                28,253,013        283     31,382     178,643   (7,139,074)    (99,047)   (4,570)   106,691
Net earnings and comprehensive income                                          3,556                                         3,556
Cash dividends ($.40 per share)                                               (8,019)                                       (8,019)
Exercise of stock options                  202,250          2      2,233                                                     2,235
Issuance of restricted stock                89,950                 1,349                                         (1,349)
Cancellation of restricted stock            (2,400)                  (30)                                            30
Amortization and vesting of deferred
  compensation on restricted stock
  incentive plan                                                     131                                          1,310      1,441
Issuance of shares under directors'
  stock plan                                 5,013                    68                                                        68
Purchase of treasury stock                                                             (2,813,807)    (28,820)             (28,820)
-----------------------------------------------------------------------------------------------------------------------------------
Balance January 31, 1999                28,547,826     $  285   $ 35,133   $ 174,180   (9,952,881)  $(127,867)  $(4,579)  $ 77,152
===================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

Hancock Fabrics, Inc. ("Hancock") is a retail and wholesale merchant of fabrics, crafts and related home sewing accessories. Hancock operates 462 stores in 40 states and also supplies over 100 independent wholesale customers. The Company is in one business segment and follows the requirements of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Hancock and its wholly-owned subsidiaries. All intercompany accounts and transactions are eliminated. Hancock maintains its financial records on a 52-53 week fiscal year ending on the Sunday closest to January 31. Fiscal years 1998, 1997 and 1996, as used herein, refer to the years ended January 31, 1999, February 1, 1998 and February 2, 1997, respectively. Fiscal 1996 contained 53 weeks while fiscal 1998 and 1997 each contained 52 weeks.

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

INVENTORIES consist of fabrics, sewing notions and crafts held for resale and are valued at the lower of cost or market; cost is determined by the last-in, first-out ("LIFO") method. The current cost of inventories exceeded the LIFO cost by approximately $40 million at January 31, 1999 and February 1, 1998.

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

ADVERTISING, including production costs, is charged to expense the first day of the advertising period. Advertising expense for 1998, 1997 and 1996, was $19.0 million, $16.4 million and $16.2 million, respectively.

PREOPENING COSTS of new stores are charged to expense as incurred in accordance with Statement of Position 98-5, Reporting on the Costs of Start-up Activities.

LONG-TERM INVESTMENTS are recorded using the equity method of accounting.

EARNINGS PER SHARE is presented for basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the company (see Note 11).

FINANCIAL INSTRUMENTS are evaluated pursuant to Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. The following methods and assumptions were used to estimate the fair value of each class of financial instrument: cash and receivables - the carrying amounts approximate fair value because of the short maturity of those instruments; long-term debt - the fair value of Hancock's long-term debt is estimated based on the current borrowing rates available to Hancock for bank loans with similar terms and average maturities. The carrying amounts approximate fair value because the interest rates reflect current market rates. Throughout all years presented, Hancock did not have any financial derivative instruments outstanding.

DEFERRED TAX LIABILITIES AND ASSETS are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

STOCK OPTIONS are accounted for using the methods prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Pro forma information regarding net income and earnings per share as calculated under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, is presented in Note 10.

COMPREHENSIVE INCOME is reported in accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. In 1998, the Company did not have any comprehensive income items as defined by SFAS 130.

TREASURY STOCK is repurchased periodically by the Company. These treasury stock transactions are recorded using the cost method.

STORE CLOSING RESERVES are established based on estimates of net lease obligations and other store closing costs. During the fourth quarter of 1998, the Company recorded a charge of $8,604,000 for revised estimates of net lease obligations for stores closed at January 31, 1999 and stores committed to closing in fiscal 1999. A major store repositioning effort has resulted in the closing of 125 underperforming stores and the planned closing of 18 additional stores in 1999. The Company has been unsuccessful in terminating its contractual lease obligations on 35 of the 125 closed stores; therefore, Hancock engaged real estate professionals in the fourth quarter of 1998 to expedite this process. Based on recent estimates of subleasing potential provided by these real estate professionals and the Company's real estate department, the Company has revised its estimate of the time required and net cost to dispose of these locations.

NOTE 3 - ACQUISITION OF NORTHWEST FABRICS AND CRAFTS

Effective November 1, 1997, the Company purchased the assets of Northwest Fabrics and Crafts ("Northwest") from Silas Creek Retail, L.P., pursuant to an assignment of rights agreement between the Company and Carolina Sales, Inc. The total consideration paid for these assets was approximately $20.9 million. This acquisition was accounted for as a purchase; accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition. The value of goodwill assigned to this acquisition was approximately $3,100,000 including approximately $1,600,000 recorded during 1998 as a result of a reallocation of the purchase price representing a noncash transfer from inventory. The goodwill is being amortized on a straight-line basis over 15 years. Amortization expense for the year ended January 31, 1999 was $213,000. Operating results for Northwest have been included with those of the Company beginning November 1, 1997.

NOTE 4 - PROPERTY AND EQUIPMENT (in thousands)

                                                       1998            1997
                                                     --------        --------
Buildings and improvements                           $ 12,096        $ 11,016
Leasehold improvements                                  7,178           7,447
Fixtures and equipment                                 42,933          37,696
Transportation equipment                                1,709           1,526
Construction in progress                                  776             195
                                                     --------        --------
                                                       64,692          57,880
Accumulated depreciation and amortization             (43,737)        (41,230)
                                                     --------        --------
                                                       20,955          16,650
Land                                                    2,878           2,339
                                                     --------        --------
                                                     $ 23,833        $ 18,989
                                                     ========        ========

NOTE 5 - ACCRUED LIABILITIES (in thousands)

                                                        1998            1997
                                                      --------        --------
Payroll and benefits                                 $  3,114        $  6,607
Property taxes                                          3,687           3,663
Sales taxes                                             1,751           1,783
Reserve for closed stores                               2,943             418
Other                                                   2,609           3,947
                                                     --------        --------
                                                     $ 14,104        $ 16,418
                                                     ========        ========

NOTE 6 - LONG-TERM DEBT OBLIGATIONS (in thousands)

                                                       1998            1997
                                                     --------        --------
Revolving credit agreement                           $ 29,000        $ 10,000
                                                     ========        ========

At January 31, 1999, Hancock had a $60 million revolving credit agreement with a group of banks. This agreement, as amended, provides for a maturity date of September 20, 2000 and an annual facility fee of 1/8 of 1%. Borrowings under the revolving credit agreement bear interest at a negotiated rate, a floating rate (the higher the federal funds rate plus 1/2% or the prime rate), a rate derived from the Certificate of Deposit Rate or a rate derived from the London Interbank Offered Rate. Hancock also has an arrangement to provide for $10 million in letters of credit.

Subsequent to January 31, 1999, Hancock entered into a three year, $60 million revolving credit arrangement with a group of banks. Borrowings under the revolving credit agreement bear interest at a negotiated rate, a floating rate (the higher of the federal funds rate plus 1/2% or the prime rate), a rate derived from the Money Market Rate or a rate derived from the London Interbank Offered Rate. This agreement replaces the agreement existing at January 31, 1999.

At January 31, 1999, the effective interest rate on the outstanding borrowings was 5.36%. Under the most restrictive covenants of these agreements, Hancock is required to maintain a specified consolidated tangible net worth, a debt to cash flow ratio and a fixed charge coverage ratio.

NOTE 7 - LONG-TERM LEASES

Hancock leases its retail fabric store locations under noncancelable operating leases expiring at various dates through 2018. Certain of the leases for store locations provide for additional rent based on sales volume.

Rent expense consists of the following (in thousands):

                                     1998               1997               1996
                                    -------            -------            -------
Minimum rent                        $30,489            $27,714            $28,177
Additional rent based on sales          229                189                203
                                    -------            -------            -------
                                    $30,718            $27,903            $28,380
                                    =======            =======            =======

Minimum rental payments as of January 31, 1999 are as follows (in thousands):



Fiscal Year
   1999                                    $ 27,983
   2000                                      25,196
   2001                                      21,828
   2002                                      17,906
   2003                                      14,382
   Thereafter                                43,641
                                           --------
   Total minimum lease payments            $150,936
                                           ========


NOTE 8 - INCOME TAXES

The components of income tax expense (benefit) are as follows (in thousands):

                                      1998            1997            1996
                                    -------         --------         -------
Currently payable (receivable)
  Federal                          $(2,080)        $  8,680         $ 7,467
  State                               (122)           1,683           1,359
                                   -------         --------         -------
                                    (2,202)          10,363           8,826
Deferred
  Current                            5,875             (551)            353
  Noncurrent                        (1,639)            (294)         (1,378)
                                   -------         --------         -------
                                     4,236             (845)         (1,025)
                                   -------         --------         -------
                                   $ 2,034         $  9,518         $ 7,801
                                   =======         ========         =======

The 1998 current income tax benefit relates primarily to a $14,150,000 deduction for changes in the Company's intercompany markup on merchandise for tax purposes. Deferred income taxes are provided in recognition of temporary differences in reporting certain revenues and expenses for financial statement and income tax purposes.

The current deferred tax asset (liability) is comprised of the following (in thousands):

                                                             1998           1997
                                                           --------        -------
Current deferred tax assets
   Inventory valuation methods                             $    540        $ 1,826
   Accrual for medical insurance                                462            929
   Accrual for workers' compensation                            278            301
   Other items                                                1,292            256
                                                           --------        -------
   Gross current deferred tax assets                          2,572          3,312
Current deferred tax liabilities - inventory markup          (5,134)
                                                           --------        -------
                                                           $ (2,562)       $ 3,312
                                                           ========        =======


The net noncurrent deferred tax asset is comprised of the following (in thousands):

                                                             1998            1997
                                                           --------         ------
Noncurrent deferred tax assets
   Postretirement benefits other than pensions             $  7,047        $ 7,347
   Accrual for store closing costs                            2,207
   Accrual for pension liability                                394          1,034
   Difference in recognition of restricted stock expense        290            137
   Deferred compensation liability                              753            751
   Other deferred deduction items                               627            619
                                                           --------        -------
   Gross noncurrent deferred tax assets                      11,318          9,888
Noncurrent deferred tax liabilities - depreciation             (615)          (823)
                                                           --------        -------
                                                           $ 10,703        $ 9,065
                                                           ========        =======

The ultimate realization of a significant portion of this asset is dependent upon the generation of future taxable income sufficient to offset the related deductions.

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

                                                         1998      1997      1996
                                                         ----      ----      ----
Statutory Federal income tax rate                        35.0%     35.0%     35.0%
State income taxes, net of Federal income tax effect      1.3       3.9       3.9
Effect of change in state rates                           (.9)       --        --
Other                                                     1.0       (.6)      (.4)
                                                         ----      ----      ----
Effective tax rate                                       36.4%     38.3%     38.5%
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

STOCK REPURCHASE PLAN. In prior years and continuing in fiscal 1998, repurchases of almost 10,000,000 shares have been made. As of January 31, 1999, 1,518,749 shares are available for repurchase under the most recent authorization.

NOTE 10 - EMPLOYEE BENEFIT PLANS

STOCK OPTIONS. In 1996, Hancock adopted the 1996 Stock Option Plan (the "1996 Plan") which authorized the granting of options to employees for up to two million shares of common stock at an exercise price of no less than 50% of fair market value on the date the options are granted. The exercise price of options granted under this Plan have equaled the fair market value on the grant date. As of January 31, 1999, 945,800 options remain to be granted under the 1996 Plan. The 1996 Plan was established to provide for the continued issuance of stock options to employees when the shares available for grants under a preceding plan, the 1987 Stock Option Plan (the "1987 Plan"), were depleted. As promulgated in the plan prospectus, the 1987 Plan expired on March 22, 1997; however, options granted under the 1987 Plan extend beyond the termination date.

A summary of activity in the plans for the years ended January 31, 1999, February 1, 1998, and February 2, 1997 follows:

                                                1998                     1997                        1996
                                       ---------------------      ---------------------      ---------------------
                                                    WEIGHTED                   WEIGHTED                   WEIGHTED
                                                    AVERAGE                    AVERAGE                    AVERAGE
                                                    EXERCISE                   EXERCISE                   EXERCISE
                                       OPTIONS       PRICE        OPTIONS       PRICE        OPTIONS       PRICE
                                       -------       -----        -------       -----        -------       -----
Outstanding at beginning of year      2,174,050      $10.20      2,212,770      $ 8.65      2,089,970      $ 7.68

Granted                                 426,200       12.63        651,200       13.17        493,200       10.92

Canceled                                (91,000)      11.85        (49,800)     $10.34        (73,600)       8.94

Exercised                              (202,250)       8.31       (640,120)       7.85       (296,800)       5.56
                                      ---------                  ---------                  ---------
Outstanding at end of year            2,307,000       10.76      2,174,050       10.20      2,212,770        8.65
                                      =========                  =========                  =========
Exercisable at end of year            1,592,200      $ 9.85      1,291,150      $ 8.62      1,578,870      $ 8.01
                                      =========                  =========                  =========

The options outstanding at January 31, 1999 are exercisable at prices ranging from $8.13 to $14.25 per share. The weighted average remaining contractual life of all outstanding options was 7.60 years at January 31, 1999.

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issues to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock awards. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings for 1998, 1997 and 1996 would have been reduced by approximately $1.3 million, $1.1 million and $1.4 million, respectively. Diluted earnings per share would have been reduced by $.07, $.05 and $.06 for 1998, 1997 and 1996, respectively. These pro forma results will not be representative of the impact on future years because only grants made in 1998, 1997, and 1996 were considered. The weighted average grant-date fair value of options granted during 1998, 1997 and 1996 was $3.71, $4.14 and $3.81, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: dividend yields of 2.10%, 1.72% and 2.13%; average expected volatility of .33, .34 and
 .35; risk-free interest rates of 4.75%, 5.71% and 6.69%; and an average expected life of 4.1 years.

RESTRICTED STOCK. Hancock adopted the 1989 Restricted Stock Plan under which as many as one million shares of common stock, as adjusted, may be issued to key employees at no cost to the employees. On December 6, 1995, Hancock adopted the 1995 Restricted Stock Plan to provide the continued issuance of restricted stock awards to employees when the reserve of shares available for awards under the 1989 Restricted Stock Plan had been depleted. The aggregate number of shares that may be issued or reserved for issuance pursuant to the 1995 Restricted Stock Plan shall not exceed one million shares (subject to adjustment as provided in the Plan). During 1998, 1997 and 1996, restricted shares of 89,950, 264,600, and 115,700, respectively, were issued to officers and key employees under the plans. As of January 31, 1999, 499,650 shares are outstanding for which restrictions have not been lifted. Compensation expense related to restricted shares issued is recognized over the period for which restrictions apply. This expense totaled $1,310,000, $1,282,000 and $2,354,000 in 1998, 1997 and 1996, respectively.

RETIREMENT PLANS. Substantially all full-time employees are covered by a trusteed, noncontributory defined benefit retirement plan maintained by Hancock. The retirement benefits provided by this plan are primarily based on years of service and employee compensation. Pension costs are funded by quarterly contributions to the trust.

The following table sets forth changes in the projected benefit obligation and changes in the fair value of Plan assets (in thousands):


                                                             1998          1997
                                                           --------      ---------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Benefit obligation at beginning of year                    $34,759        $30,843
Service cost                                                 2,010          1,713
Interest cost                                                2,538          2,286
Benefits paid                                               (1,701)        (1,471)
Actuarial adjustments                                        2,487          1,388
                                                           -------        -------
Benefit obligation at end of year                          $40,093        $34,759
                                                           =======        =======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year             $36,869        $32,013
Actual return on plan assets                                 4,322          5,626
Employer contributions                                       2,480            701
Benefits paid                                               (1,701)        (1,471)
                                                           -------        -------
Fair value of plan assets at end of year                   $41,970        $36,869
                                                           =======        =======

The funded status and the amounts recognized in Hancock's consolidated balance sheet for defined benefit plans based on an actuarial valuation as of the measurement dates of December 31, 1998 and 1997 are as follows (in thousands):

                                                             1998           1997
                                                           --------       --------
Funded status                                              $ 1,877        $ 2,111
Unrecognized amounts                                        (2,963)        (4,770)
                                                           -------        -------
Prepaid (accrued) benefit cost                             $(1,086)       $(2,659)
                                                           =======        =======

Plan assets include fixed income and equity funds, comprising corporate and government debt securities, common stock, and real estate. The unrecognized net transition asset is being amortized over 15 years beginning in 1986.

Net periodic pension costs include the following components:


                                             1998            1997           1996
                                           -------         -------        -------
Service cost                               $ 2,010         $ 1,713        $ 1,703
Interest cost                                2,538           2,286          2,079
Expected return on plan assets              (3,404)         (2,840)        (2,534)
Amortization and deferrals                    (148)           (139)          (139)
                                           -------         -------        -------
Net periodic pension costs                 $   996         $ 1,020        $ 1,109
                                           =======         =======        =======


Actuarial assumptions used in the period-end valuations were as follows:

                                               1998            1997           1996
                                             -------          ------        -------
Discount rate                                 7.00%           7.25%          7.50%
Rate of increase in compensation levels       4.25%           4.25%          4.25%
Expected long-term rate of return on assets   9.25%           9.25%          9.00%


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. Certain health care benefits are provided by Hancock to substantially all retired employees with more than 15 years of credited service. The following table sets forth the changes in the projected benefit obligation and changes in the fair value of plan assets (in thousands):

                                                            1998            1997
                                                           -------        --------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Benefit obligation at beginning of year                    $12,040        $11,753
Service cost                                                   652            672
Interest cost                                                  825            769
Benefits paid                                                 (379)          (310)
Actuarial adjustments                                          427           (844)
                                                           -------        -------
Benefit obligation at end of year                          $13,565        $12,040
                                                           =======        =======

The Company currently contributes to the plan as benefits are paid. The funded status and the amounts recognized in Hancock's consolidated balance sheet for other postretirement benefits based on an actuarial valuation as of the measurement dates of December 31, 1998 and 1997 are as follows (in thousands):

                                                             1998           1997
                                                           --------      ---------
Funded status                                             $(13,565)      $(12,040)
Unrecognized amounts                                        (6,769)        (7,706)
                                                          --------       --------
Prepaid (accrued) benefit cost                            $(20,334)      $(19,746)
                                                          ========       ========

The medical care cost trend rate used in determining this obligation for employees before age 65 is 8.39%, decreasing by .68% annually before leveling at 5.00%. For individuals 65 and over, the rate is 5.87%, decreasing by .69% annually before leveling at 4.50%. This trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the combined health care cost trend by 1% would increase the accumulated postretirement benefit obligation by $2.1 million.

The discount and the salary scale rates used in calculating the obligations are 7.00% and 4.25%, respectively, at December 31, 1998 and 7.25% and 4.25%, respectively at December 31, 1997. Net periodic postretirement benefit costs included the following (in thousands):

                                                       1998      1997        1996
                                                       ----      ----        ----
Service cost                                          $ 652     $ 672      $  974
Interest cost                                           825       769         909
Expected return on plan assets
Amortization and deferrals                             (510)     (548)       (253)
                                                      -----     -----      ------
Net periodic postretirement benefit costs             $ 967     $ 893      $1,630
                                                      =====     =====      ======

Hancock's policy is to fund claims as incurred. Claims paid in 1998, 1997 and 1996 totaled $379,000, $310,000 and $252,000, respectively.

NOTE 11 - EARNINGS PER SHARE

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

                                                                   YEAR ENDED
                              -----------------------------------------------------------------------------------------
                                   JANUARY 31, 1999             FEBRUARY 1, 1998              FEBRUARY 2, 1997
                              -----------------------------------------------------------------------------------------
                                NET              PER SHARE   NET              PER SHARE   NET                PER SHARE
                              EARNINGS  SHARES    AMOUNT   EARNINGS   SHARES   AMOUNT   EARNINGS   SHARES     AMOUNT
                              --------  ------    ------   --------   ------   ------   --------   ------     ------
BASIC EPS
Earnings available to
   common shareholders         $3,556    19,741     $.18    $15,324   20,834     $.74    $12,481    21,137      $.59

EFFECT OF DILUTIVE SECURITIES
Stock options                               192                          391                           230
Restricted stock                             64                           92                           174
                                         ------                       ------                        ------
DILUTED EPS
Earnings available to
   common shareholders         ------    ------     ----    -------   ------     ----    -------    ------     ----
   plus conversions            $3,556    19,997     $.18    $15,324   21,317     $.72    $12,481    21,541     $.58
                               ======    ======     ====    =======   ======     ====    =======    ======     ====

Certain options to purchase shares of the Company's common stock were outstanding during the year ending January 31, 1999 but were not included in the computation of diluted EPS because the exercise price was greater than the average price of common shares. These options were still outstanding as of January 31, 1999.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and                      (PricewaterhouseCoopers Logo)
  Shareholders of Hancock Fabrics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Hancock Fabrics, Inc. and its subsidiaries at January 31, 1999 and February 1, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Pricewaterhouse Coopers, LLP



Memphis, Tennessee
March 5, 1999

SHAREHOLDER INFORMATION


Corporate Headquarters
Hancock Fabrics, Inc.
3406 West Main Street
Post Office Box 2400
Tupelo, Mississippi 38803-2400
Telephone: (662)842-2834
Web site:http://www.hancockfabrics.com

Transfer Agent and Registrar
Continental Stock Transfer & Trust Co.
2 Broadway
New York, New York 10004
Telephone (212)509-4000
Web site:http://continentalstock.com

Independent Accountants
PricewaterhouseCoopers LLP
1000 Morgan Keegan Tower
50 North Front Street
Memphis, Tennessee 38103

Form 10-K and Investor Contact
A copy of the Company's Form 10-K annual report as filed with the Securities and exchange Commission is available to shareholders without charge upon written request. These requests and other investor inquiries should be directed to Mr. Bruce D. Smith, Chief Financial Officer Hancock Fabrics, Inc., Post Office Box 2400, Tupelo, Mississippi 38803-2400.

Quarterly Financial Information
Quarterly results and management's comments will be available to shareholders at (888)431-1997 (toll-free) or on the Company's Web site at http://www.hancockfabrics.com

Market information
Hancock's shares are listed for trading on the New York Stock Exchange under the symbol HKF. The following table shows the high and low closing price for Hancock's common stock for the fiscal quarters indicated:


                                    High               Low
---------------------------------------------------------------
1998
First Quarter                       $16.88            $14.56
Second Quarter                       15.94             10.25
Third Quarter                        10.81              8.69
Fourth Quarter                        8.63              7.63
---------------------------------------------------------------
Year Ended
  January 31, 1999                  $16.88            $ 7.63
---------------------------------------------------------------
1997
First Quarter                       $13.13            $10.50
Second Quarter                       13.75             11.75
Third Quarter                        14.19             11.13
Fourth Quarter                       15.56             13.69
---------------------------------------------------------------
Year Ended
  February 1, 1998                  $15.56            $10.50

---------------------------------------------------------------


As of April 15, 1999, there were 8,096 record holders of Hancock's common stock.




                                       25