Form 10-K405, Exhibit 13
period 2000-01-30
HANCOCK FABRICS INC
filed 2000-04-27
CIK 812906

                                                                      EXHIBIT 13


FIVE-YEAR SUMMARY OF SIGNIFICANT FINANCIAL INFORMATION
--------------------------------------------------------------------------------


(IN THOUSANDS, EXCEPT PER
  SHARE AND STORE AMOUNTS)          1999          1998         1997         1996        1995
----------------------------------------------------------------------------------------------
Sales                             $381,572      $392,303      $381,910     $378,218   $364,192
Earnings before income taxes        10,650         5,590        24,842       20,282     14,721
Net earnings                         6,816         3,556        15,324       12,481      8,951
Earnings per common share
   Basic                               .38           .18           .74          .59        .43
   Diluted                             .38           .18           .72          .58        .42
Total assets                       195,562       192,404       195,558      187,843    201,835
Capital expenditures                 8,017         8,839         2,712        2,314      1,890
Long-and short-term indebtedness    31,000        29,000        10,000        3,000     30,000
Common shareholders' equity         76,867        77,152       106,691      105,273    100,421
----------------------------------------------------------------------------------------------
Common shares outstanding, net      18,652        18,595        21,114       21,315     21,508
Stores in operation                    453           462           481          462        498



QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------
YEARS ENDED JANUARY 30, 2000 AND JANUARY 31, 1999
 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                       PER COMMON SHARE
                                                                 ----------------------------------
                                                        NET        NET EARNINGS (LOSS)
                                                      EARNINGS    ---------------------     CASH
                              SALES       PROFIT       (LOSS)     BASIC (1)   DILUTED(1)  DIVIDEND
---------------------------------------------------------------------------------------------------
1999
First Quarter              $  96,365    $  45,296     $ 1,104      $ .06       $ .06        $ .10
Second Quarter                82,848       40,067        (759)      (.04)       (.04)         .10
Third Quarter                 98,962       49,576       2,499        .14         .14          .10
Fourth Quarter               103,397       50,932       3,972        .22         .22          .025
---------------------------------------------------------------------------------------------------
                           $ 381,572    $ 185,871     $ 6,816      $ .38       $ .38        $ .325
===================================================================================================

1998
First Quarter              $  97,796    $  47,157     $ 2,107      $ .10       $ .10        $ .10
Second Quarter                85,372       41,722         442        .02         .02          .10
Third Quarter                103,058       51,112       3,555        .18         .18          .10
Fourth Quarter               106,077       50,791      (2,548)      (.14)       (.14)         .10
---------------------------------------------------------------------------------------------------
                           $ 392,303    $ 190,782     $ 3,556      $ .18       $ .18        $ .40
===================================================================================================

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents the percentage of sales for the periods indicated and percentage changes from period to period of certain items included in the Consolidated Statement of Earnings:


                                                                        PERCENT CHANGE
                                     PERCENT OF NET SALES               FROM PRIOR YEAR
                              --------------------------------    ----------------------------
                               1999         1998        1997       1999      1998       1997
                               ----         ----        ----       ----      ----       ----
Sales                         100.0%       100.0%      100.0%      (2.7%)     2.7%       1.0%
Comparable store sales                                              0.0%     (2.9%)      4.6%
Gross margin                   48.7%        48.6%       48.9%

Selling, general and
  administrative expenses*     44.0%        45.8%       41.5%      (6.5%)    13.5%       0.1%
Pretax earnings*                2.8%         1.4%        6.5%      90.5%    (77.5%)     22.5%
Net earnings*                   1.8%         0.9%        4.0%      91.7%    (76.8%)     22.8%

*1998 expenses and pretax earnings include the effect of an unusual charge totaling $10.0 million (2.5% of sales), as discussed further below. The impact of the charge on net earnings was $6.3 million (1.6% of sales).

1999 vs. 1998

Sales for 1999 decreased $10.7 million from 1998, primarily due to a reduction in sales of $10.9 million from net store opening and closing activity. The decrease in sales was partially offset by a marginal increase in comparable store sales. Hancock closed 52 stores and opened 43 in 1999, resulting in a total of 453 stores at year end.

Comparable store sales gains came from expansion in the home decorating category and the positive impact of store remodels. These gains were offset by deflation in product prices, which continued into the first half of 1999, and by the adverse impact from competitor liquidations.

Hancock's gross margin increased slightly due to changes in the merchandise mix, which offset promotional pricing designed to make up the sales shortfall created by deflation and competitor liquidations. The reduction in the LIFO (last-in, first-out) reserve was $475 thousand in 1999 compared with $300 thousand in 1998.

Selling, general and administrative expenses increased as a percentage of sales in 1999 before the effect of a $10.0 million charge in 1998. Competition for labor drove up payroll costs. Moreover, startup costs associated with the acquisition of 29 Mae's Fabrics stores, which were acquired too late in the year to make a significant sales contribution, resulted in higher selling, general and administrative expenses. In addition, expenses as a percentage of sales were higher due to the deleveraging of the expense base caused by the absence of comparable store sales gains.

Interest expense increased by $1.1 million in 1999 due to higher interest rates on the outstanding borrowings. Income tax expense increased by $1.8 million due to the improvement in pretax earnings over 1998.

1998 vs. 1997

Sales for 1998 increased $10.4 million from 1997, benefiting by $31.6 million from the Northwest Fabrics and Crafts stores acquired in the fourth quarter of 1997. The increase was partially offset by a 2.9% decrease in comparable store sales and a reduction of $11.2 million in sales from net store opening and closing activity. Hancock closed 40 stores and opened 21 in 1998, resulting in a total of 462 stores at year end.

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

Selling, general and administrative expenses increased as a percentage of sales in 1998 as the result of a $10.0 million charge consisting of $8.6 million related to net lease obligations for stores closed at the end of 1998 and stores committed to closing in fiscal 1999 and $1.4 million related to the write-off of an investment. In addition, costs associated with the remodeling of over 120 stores, the change in signage in almost 200 Minnesota Fabrics, Fabric Warehouse and Northwest Fabrics and Crafts stores to the Hancock Fabrics tradename, and an advertising test program all contributed to the higher selling, general and administrative expenses. Expenses as a percentage of sales were also higher due to the deleveraging of the expense base caused by the decrease in comparable store sales.

Interest expense increased by $1.1 million in 1998 due to a higher level of average outstanding borrowings, primarily as a result of repurchases of treasury stock. Income tax expense decreased by $7.5 million due to the decrease in pretax earnings.

FINANCIAL POSITION

Hancock traditionally maintains a strong financial position as evidenced by the following information as of the end of fiscal years 1999, 1998 and 1997 (dollars in thousands):


                                             1999          1998          1997
                                             ----          ----          ----
Cash and cash equivalents                  $  6,904      $  6,959     $   7,057
Net cash flows provided by (used in):
   Operating activities                    $ 17,077      $ 24,954     $  17,357
   Investing activities                    $(10,732)     $ (9,516)    $  (7,436)
   Financing activities                    $ (6,400)     $(15,536)    $  (9,734)
Working Capital                            $ 94,035      $ 98,718     $ 108,848
Long-term indebtedness to total
   capitalization                              28.7%         27.3%          8.6%

Historically, Hancock has financed its operations with internally generated cash flow. During 1999, cash flows from operations, supplemented by $2 million in borrowings, were used to purchase property and equipment, pay dividends, repurchase stock and acquire the leases of Mae's Fabrics. During 1998, cash flows from operations, supplemented by $19 million in borrowings, were used to purchase property and equipment, pay dividends and repurchase treasury stock

Hancock purchased treasury stock of $2.2 million, $28.8 million and $14.2 million in 1999, 1998 and 1997, respectively. Hancock plans to use future cash in excess of capital improvement needs for the retirement of debt and the purchase of treasury stock as market and financial conditions dictate.

CAPITAL REQUIREMENTS

Hancock's primary capital requirements are for the financing of inventories and, to a lesser extent, for capital expenditures relating to store locations and its distribution facility. Funds for such purposes are generated from Hancock's operations and, if necessary, supplemented by borrowings from commercial lenders.

Capital expenditures amounted to $8.0 million in 1999, $8.8 million in 1998 and $2.7 million in 1997. The capital costs associated with remodeling 120 stores in each of the last two years, opening 78 new stores during the three-year period (including the Mae's Fabrics stores acquired in 1999), purchasing and designing a new merchandise management system and normal capital maintenance for stores and the distribution center, accounted for the majority of these expenditures.

Hancock estimates that capital expenditures for 2000 will approximate $8 million. Anticipated expenditures include the costs for 30 to 35 planned new stores, the remodeling of approximately 75 stores, the final implementation of the merchandise management system and capital maintenance in the existing retail stores and distribution center. Internally generated funds are expected to be sufficient to finance these capital requirements.

In addition to operating cash flows, Hancock has available credit of $29 million as of January 30, 2000 under Hancock's $60 million revolving credit facility. Hancock believes the total of $60 million is adequate for Hancock's foreseeable needs in the near term.

EFFECTS OF INFLATION

The impact of inflation on labor and occupancy costs can significantly affect Hancock's operations. Many of Hancock's employees are paid hourly rates related to the Federal minimum wage; accordingly, any increases will affect Hancock. In addition, payroll taxes, employee benefits and other employee costs continue to increase. Costs of new leases for new store locations remain stable, but renewal costs of older leases continue to increase. Utilities, bank fees and insurance costs have also risen. Hancock believes the practice of maintaining adequate operating margins through a combination of price adjustments and costs controls, careful evaluation of occupancy needs and efficient purchasing practices are the most effective tools for coping with increased costs and expenses.

SEASONALITY

Hancock's business is slightly seasonal. Peak sales periods occur during the fall and pre-Easter weeks, while the lowest sales periods occur during the summer and the month of January.

YEAR 2000 IMPACT

Hancock recognized the potential impact that the year-2000 issue could have relative to its computer systems and implemented an action plan to ensure that all systems would be fully year-2000 compliant. The action plan included a combination of modifications that were completed internally or through software upgrades from Hancock's software vendors.

The Company completed the remediation and testing of its systems well in advance of January 1, 2000 and experienced no impact on the Company's systems. The total cost associated with the year-2000 issue was less than $100,000, all of which was expensed as incurred.

Hancock also communicated with all of its significant merchandise suppliers and service providers to determine the extent to which Hancock would be vulnerable to those third parties' remediation efforts. Hancock has not been impacted by any year-2000 problems experienced by any of its merchandise suppliers or service providers.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe-harbor" for certain qualifying forward-looking statements. Certain information included herein contains statements that are forward-looking, such as statements related to financial items and results, plans for future expansion, store closure and other business development activities, capital spending or financing sources, capital structure, stability of interest rates during periods of borrowings and the effects of regulation, general economic trends, changes in consumer demand or purchase patterns, delays or interruptions in the flow of merchandise between the Company's suppliers and/or its distribution center and its stores, a disruption in the Company's data processing services and competition. Such forward-looking information involves important risks and uncertainties that could significantly impact anticipated results in the future. Accordingly, such results may differ materially from those expressed in any forward-looking statements by or on behalf of Hancock. These risks and uncertainties include, but are not limited to those, described above.

CONSOLIDATED STATEMENT OF EARNINGS
--------------------------------------------------------------------------------

YEARS ENDED JANUARY 30, 2000, JANUARY 31, 1999 AND
  FEBRUARY 1, 1998
   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)           1999         1998        1997
-------------------------------------------------------------------------------------
Sales                                               $381,572     $392,303   $381,910
Cost of goods sold                                   195,701      201,521    195,146
-------------------------------------------------------------------------------------
    Gross profit                                     185,871      190,782    186,764
-------------------------------------------------------------------------------------
Expenses (income)
    Selling, general and administrative              168,041      179,818    158,497
    Depreciation and amortization                      4,800        4,101      3,263
    Interest expense                                   2,618        1,472        407
    Interest income                                     (238)        (199)      (245)
-------------------------------------------------------------------------------------
      Total operating and interest expenses          175,221      185,192    161,922
-------------------------------------------------------------------------------------
Earnings before taxes                                 10,650        5,590     24,842
Income taxes                                           3,834        2,034      9,518
-------------------------------------------------------------------------------------
Net earnings and comprehensive income               $  6,816     $  3,556   $ 15,324
=====================================================================================
Earnings per share
    Basic                                           $    .38     $    .18   $    .74
    Diluted                                         $    .38     $    .18   $    .72
=====================================================================================
Weighted average shares outstanding
    Basic                                             18,056       19,741     20,834
    Diluted                                           18,056       19,997     21,317
=====================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

JANUARY 30, 2000 AND JANUARY 31, 1999
  (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)        1999         1998
-----------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                 $  6,904     $  6,959
   Receivables, less allowance for doubtful
      accounts of $70 in 1999 and 1998                          2,347        1,595
   Inventories                                                140,750      142,249
   Prepaid expenses                                             2,720        3,775
-----------------------------------------------------------------------------------
   Total current assets                                       152,721      154,578
Property and equipment, at depreciated cost                    26,947       23,833
Deferred tax assets                                            10,091       10,703
Other assets                                                    5,803        3,290
-----------------------------------------------------------------------------------
   Total assets                                              $195,562     $192,404
-----------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                          $ 39,072     $ 36,881
   Accrued liabilities                                         13,344       14,104
   Deferred tax liabilities                                     3,438        2,562
   Income taxes                                                 2,832        2,313
-----------------------------------------------------------------------------------
   Total current liabilities                                   58,686       55,860
Long-term debt obligations                                     31,000       29,000
Postretirement benefits other than pensions                    20,895       20,334
Reserve for store closings                                      4,161        6,079
Other liabilities                                               3,953        3,979
---------------------------------------------------------------------------------
   Total liabilities                                          118,695      115,252
-----------------------------------------------------------------------------------
Commitments and contingencies (Notes 7 and 12)

Shareholders' equity:
   Common stock, $.01 par value; 80,000,000 shares
     authorized; 29,139,726 and 28,547,826
     issued and outstanding, respectively                         291          285
   Additional paid-in capital                                  39,142       35,133
   Retained earnings                                          174,815      174,180
   Treasury stock, at cost, 10,487,738 and
     9,952,881 shares held, respectively                     (130,086)    (127,867)
   Deferred compensation on restricted
     stock incentive plan                                      (7,295)      (4,579)
---------------------------------------------------------------------------------
   Total shareholders' equity                                  76,867       77,152
-----------------------------------------------------------------------------------
   Total liabilities and shareholders' equity                $195,562     $192,404
==================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

YEARS ENDED JANUARY 30, 2000, JANUARY 31, 1999 AND
   FEBRUARY 1, 1998 (IN THOUSANDS)                            1999         1998         1997
------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                             $  6,816      $  3,556    $  15,324
  Adjustments to reconcile net earnings to
    cash provided by operating activities
       Depreciation and amortization                          4,800         4,101        3,263
       LIFO credit                                             (475)         (300)        (700)
       Deferred income taxes                                  1,488         4,236         (845)
       Amortization of deferred compensation on
          restricted stock incentive plan                     1,390         1,310        1,282
       Loss on disposal of fixed assets                         295           230          634
       Reserve for closed stores                                            8,604
       Write-off of investment                                              1,363
       Interest expense on closed store accrual                 346
  (Increase) decrease in assets
       Receivables and prepaid expenses                         303          (428)      (1,760)
       Inventory at current cost                              1,974         5,919         (813)
       Other noncurrent assets                                   10            13          129
  Increase (decrease) in liabilities
       Accounts payable                                       2,191         1,390          498
       Accrued liabilities                                     (210)       (4,839)        (115)
       Current income tax obligations                           430        (1,596)        (716)
       Postretirement benefits other than pension               561           588          583
       Payments against closed store accrual                 (2,816)
       Other liabilities                                        (26)          807          593
-----------------------------------------------------------------------------------------------
          Net cash provided by operating activities          17,077        24,954       17,357
-----------------------------------------------------------------------------------------------
Cash flows from investing activities:
       Additions to property and equipment                   (8,017)       (8,839)      (2,712)
       Proceeds from disposition of property and
          equipment                                              67            27           71
       Acquisition of Northwest stores                                                  (3,986)
       Acquisition of Mae's stores                           (2,782)
       Other                                                                 (704)        (809)
-----------------------------------------------------------------------------------------------
          Net cash used in investing activities             (10,732)       (9,516)      (7,436)
-----------------------------------------------------------------------------------------------
Cash flows from financing activities:
       Net borrowings on revolving credit agreement           2,000        19,000        7,000
       Purchase of treasury stock                            (2,219)      (28,820)     (14,227)
       Proceeds from exercise of stock options                              2,235        5,069
       Issuance of shares under directors= stock plan                          68           78
       Cash dividends paid                                   (6,181)       (8,019)      (7,654)
-----------------------------------------------------------------------------------------------
          Net cash used in financing activities              (6,400)      (15,536)      (9,734)
-----------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                (55)          (98)         187
Cash and cash equivalents:
  Beginning of year                                           6,959         7,057        6,870
------------------------------------------------------------------------------------------------
  End of year                                              $  6,904      $  6,959    $   7,057
------------------------------------------------------------------------------------------------
Supplemental disclosures
  Cash paid during the year for:
       Interest                                            $  2,608      $  1,452    $     405
       Income taxes                                        $  2,543      $  4,852    $  11,127
================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
YEARS ENDED JANUARY 30, 2000, JANUARY 31, 1999 AND FEBRUARY 1, 1998
(IN THOUSANDS, EXCEPT NUMBER OF SHARES)
--------------------------------------------------------------------------------


                                         COMMON STOCK      ADDITIONAL                 TREASURY STOCK                      TOTAL
                                       ------------------   PAID-IN    RETAINED     -------------------     DEFERRED   SHAREHOLDERS'
                                       SHARES      AMOUNT   CAPITAL    EARNINGS      SHARES      AMOUNT   COMPENSATION    EQUITY
------------------------------------------------------------------------------------------------------------------------------------
Balance February 2, 1997            27,342,472     $273     $21,369    $170,973   (6,027,503)   $(84,820)    $(2,522)    $105,273
Net earnings and comprehensive
  income                                                                 15,324                                            15,324
Cash dividends ($.36 per share)                                          (7,654)                                           (7,654)
Exercise of stock options              640,120        7       5,062                                                         5,069
Issuance of restricted stock           264,600        3       3,337                                           (3,340)
Cancellation of restricted stock          (800)                 (10)                                              10
Amortization and vesting of deferred
  compensation on restricted stock
  incentive plan                                              1,546                                            1,282        2,828
Issuance of shares under directors'
  stock plan                             6,621                   78                                                            78
Purchase of treasury stock                                                        (1,111,571)    (14,227)                 (14,227)
----------------------------------------------------------------------------------------------------------------------------------
Balance February 1, 1998            28,253,013      283      31,382     178,643   (7,139,074)    (99,047)     (4,570)     106,691
Net earnings and comprehensive
  income                                                                  3,556                                             3,556
Cash dividends ($.40 per share)                                          (8,019)                                           (8,019)
Exercise of stock options              202,250        2       2,233                                                         2,235
Issuance of restricted stock            89,950                1,349                                           (1,349)
Cancellation of restricted stock        (2,400)                 (30)                                              30
Amortization and vesting of deferred
  compensation on restricted stock
  incentive plan                                                131                                            1,310        1,441
Issuance of shares under directors'
  stock plan                             5,013                   68                                                            68
Purchase of treasury stock                                                        (2,813,807)    (28,820)                 (28,820)
----------------------------------------------------------------------------------------------------------------------------------
Balance January 31, 1999            28,547,826      285      35,133     174,180   (9,952,881)   (127,867)     (4,579)      77,152
Net earnings and comprehensive
  income                                                                  6,816                                             6,816
Cash dividends ($.325 per share)                                         (6,181)                                           (6,181)
Issuance of restricted stock           595,600        6       4,126                                           (4,132)
Cancellation of restricted stock        (3,700)                 (26)                                              26
Amortization and vesting of
  deferred compensation on
  restricted stock incentive plan                               (91)                                           1,390        1,299
Purchase of treasury stock                                                          (534,857)     (2,219)                  (2,219)
----------------------------------------------------------------------------------------------------------------------------------
Balance January 30, 2000            29,139,726     $291     $39,142    $174,815  (10,487,738)  $(130,086)    $(7,295)    $ 76,867
==================================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

Hancock Fabrics, Inc. ("Hancock") is a retail and wholesale merchant of fabrics, crafts, and related home sewing and home decorating accessories. Hancock operates 453 stores in 42 states and also supplies over 100 independent wholesale customers. The Company is in one business segment and follows the requirements of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

CONSOLIDATED FINANCIAL STATEMENTS include the accounts of Hancock and its wholly-owned subsidiaries. All intercompany accounts and transactions are eliminated. Hancock maintains its financial records on a 52-53 week fiscal year ending on the Sunday closest to January 31. Fiscal years 1999, 1998 and 1997, as used herein, refer to the years ended January 30, 2000, January 31, 1999 and February 1, 1998, respectively. Fiscal years 1999, 1998 and 1997 each contained 52 weeks.

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

INVENTORIES consist of fabrics, sewing notions and crafts held for resale and are valued at the lower of cost or market; cost is determined by the last-in, first-out ("LIFO") method. The current cost of inventories exceeded the LIFO cost by approximately $40 million at January 30, 2000, January 31, 1999 and February 1, 1998.

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

MAINTENANCE AND REPAIRS are charged to expense as incurred, and major improvements are capitalized.

ADVERTISING, including production costs, is charged to expense the first day of the advertising period. Advertising expense for 1999, 1998 and 1997, was $18.0 million, $19.0 million and $16.4 million, respectively.

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

COMPREHENSIVE INCOME is reported in accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. The Company did not have any comprehensive income items as defined by SFAS 130 in 1999 or 1998.

TREASURY STOCK is repurchased periodically by the Company. These treasury stock transactions are recorded using the cost method.

NOTE 3 - ACQUISITION OF NORTHWEST FABRICS AND CRAFTS, AND MAE'S FABRICS STORE LEASES

Effective November 1, 1997, the Company purchased the assets of Northwest Fabrics and Crafts ("Northwest") from Silas Creek Retail, L.P., pursuant to an assignment of rights agreement between the Company and Carolina Sales, Inc. The total consideration paid for these assets was approximately $20.9 million. This acquisition was accounted for as a purchase; accordingly, the acquired assets and liabilities were recorded at their estimated fair values at the date of acquisition. The value of goodwill assigned to this acquisition was approximately $3.1 million including approximately $1.6 million recorded during 1998 as a result of a reallocation of the purchase price representing a noncash transfer from inventory. The goodwill is being amortized on a straight-line basis over 15 years. Amortization expense for each of the years ended January 30, 2000 and January 31, 1999 was $213,000. Operating results for Northwest have been included with those of the Company beginning November 1, 1997.

Effective April 27, 1999, the Company agreed to acquire certain operating leases of Mae's Fabrics stores for a cash payment of approximately $2.8 million. Twenty-nine lease assignments were made for stores operating in the Mid-Atlantic States. This acquisition was accounted for as a purchase. As no tangible assets were acquired, the entire purchase price was assigned to goodwill which is being amortized on a straight-line basis over 15 years. Amortization expense for this goodwill was $46,000 for the year ended January 30, 2000. Operating results for Mae's Fabrics stores have been included with those of the Company as Hancock opened those stores during 1999.


NOTE 4 - PROPERTY AND EQUIPMENT (in thousands)               1999         1998
                                                             ----         ----
Buildings and improvements                                 $ 12,416     $ 12,096
Leasehold improvements                                        5,259        7,178
Fixtures and equipment                                       43,823       42,933
Transportation equipment                                      1,732        1,709
Construction in progress                                      2,677          776
                                                           --------     --------
                                                             65,907       64,692

Accumulated depreciation and amortization                   (41,881)     (43,737)
                                                           --------     --------
                                                             24,026       20,955
Land                                                          2,921        2,878
                                                           --------     --------
                                                           $ 26,947     $ 23,833
                                                           ========     ========

NOTE 5 - ACCRUED LIABILITIES (in thousands)                  1999         1998
                                                             ----         ----
Payroll and benefits                                       $  2,138     $  3,114
Property taxes                                                3,532        3,687
Sales taxes                                                   1,753        1,751
Current portion of reserve for closed stores (Note 13)        2,391        2,943
Other                                                         3,530        2,609
                                                           --------     --------
                                                           $ 13,344     $ 14,104
                                                           ========     ========

NOTE 6 - LONG-TERM DEBT OBLIGATIONS (in thousands)           1999         1998
                                                             ----         ----
Revolving credit agreement                                 $ 31,000     $ 29,000
                                                           ========     ========

As of April 16, 1999, Hancock entered into a three-year, $60 million revolving credit arrangement with a group of banks. This agreement provides for an annual facility fee, which was 0.30% of the total facility amount as of January 30, 2000. Borrowings under the revolving credit agreement bear interest at a negotiated rate, a floating rate (the higher of the federal funds rate plus 1/2% or the prime rate), a rate derived from the Money Market Rate or a rate derived from the London Interbank Offered Rate. This agreement replaced a similar agreement that had been in place since 1993. Hancock also has an arrangement to provide for $10 million in letters of credit.

At January 30, 2000, the effective interest rate on the outstanding borrowings was 6.76%. Under the most restrictive covenants of these agreements, Hancock is required to maintain a specified consolidated tangible net worth, a debt to cash flow ratio and a fixed charge coverage ratio.

NOTE 7 - LONG-TERM LEASES

Hancock leases its retail fabric store locations under noncancelable operating leases expiring at various dates through 2020. Certain of the leases for store locations provide for additional rent based on sales volume.


                                                  1999         1998        1997
                                                  ----         ----        ----
Rent expense consists of the following
 (in thousands):
Minimum rent                                     $30,535      $30,489     $27,714
Additional rent based on sales                       208          229         189
                                                 -------      -------     -------
                                                 $30,743      $30,718     $27,903
                                                 =======      =======     =======

Minimum rental payments as of January 30, 2000 are as follows (in thousands):


Fiscal Year
   2000                                                      $ 29,080
   2001                                                        25,809
   2002                                                        21,931
   2003                                                        18,185
   2004                                                        14,988
   Thereafter                                                  43,297
                                                             --------
        Total minimum lease payments                         $153,290
                                                             ========

NOTE 8 - INCOME TAXES

The components of income tax expense (benefit) are as follows (in thousands):


                                                   1999           1998      1997
                                                   ----           ----      ----
Currently payable (receivable)
  Federal                                        $ 2,346       $ (2,080)  $ 8,680
  State                                             --             (122)    1,683
                                                 -------       --------   -------
                                                   2,346         (2,202)   10,363
                                                 -------       --------   -------
Deferred

  Current                                            876          5,875      (551)
  Noncurrent                                         612         (1,639)     (294)
                                                 -------       --------   -------
                                                   1,488          4,236      (845)
                                                 -------       --------   -------
                                                 $ 3,834       $  2,034   $ 9,518
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

The current deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                             1999         1998
                                                             ----         ----
Current deferred tax assets
   Inventory valuation methods                            $            $    540
   Accrual for medical insurance                               534          462
   Accrual for workers' compensation                           377          278
   Other items                                               1,327        1,292
                                                          --------     --------
      Gross current deferred tax assets                      2,238        2,572
Current deferred tax liabilities
   Inventory markup                                         (5,044)      (5,134)
   Inventory valuation methods                                (632)
                                                          --------     --------
                                                          $ (3,438)    $ (2,562)
                                                          ========     ========

The net noncurrent deferred tax assets are comprised of the following (in thousands):

                                                             1999         1998
                                                            -----        -----
Noncurrent deferred tax assets
   Postretirement benefits other than pensions            $  7,251     $  7,047
   Accrual for store closing costs                           1,310        2,207
   Accrual for pension liability                                            394
   Difference in recognition of restricted stock expense       505          290
   Deferred compensation liability                             810          753
   Other deferred deduction items                              589          627
                                                          --------     --------
      Gross noncurrent deferred tax assets                  10,465       11,318
Noncurrent deferred tax liabilities
   Depreciation                                               (200)        (615)
   Accrual for pension liability                              (174)
                                                          --------     --------
                                                          $ 10,091     $ 10,703
                                                          ========     ========

The ultimate realization of a significant portion of this asset is dependent upon the generation of future taxable income sufficient to offset the related deductions.

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

                                                        1999       1998      1997
                                                        ----       ----      ----
Statutory Federal income tax rate                       35.0%      35.0%     35.0%
State income taxes, net of Federal income tax effect      .5        1.3       3.9
Effect of change in state rates                                     (.9)
Other                                                     .5        1.0       (.6)
                                                       -----      -----     -----
Effective tax rate                                      36.0%      36.4%     38.3%
                                                       =====      =====     =====

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

STOCK REPURCHASE PLAN. In prior years and continuing in fiscal 1999, repurchases of over 10,000,000 shares have been made. As of January 30, 2000, 983,892 shares are available for repurchase under the most recent authorization.

NOTE 10 - EMPLOYEE BENEFIT PLANS

STOCK OPTIONS. In 1996, Hancock adopted the 1996 Stock Option Plan (the "1996 Plan") which authorized the granting of options to employees for up to two million shares of common stock at an exercise price of no less than 50% of fair market value on the date the options are granted. The exercise price of options granted under this Plan have equaled the fair market value on the grant date. As of January 30, 2000, 569,200 options remain to be granted under the 1996 Plan. The 1996 Plan was established to provide for the continued issuance of stock options to employees when the shares available for grants under a preceding plan, the 1987 Stock Option Plan (the "1987 Plan"), were depleted. As promulgated in the plan prospectus, the 1987 Plan expired on March 22, 1997; however, options granted under the 1987 Plan extend beyond the termination date.

A summary of activity in the plans follows:

                                        1999                        1998                   1997
                                ---------------------     ----------------------   --------------------
                                             WEIGHTED                  WEIGHTED                WEIGHTED
                                              AVERAGE                   AVERAGE                 AVERAGE
                                             EXERCISE                  EXERCISE                EXERCISE
                                 OPTIONS      PRICE        OPTIONS       PRICE      OPTIONS      PRICE
                                 -------      -----        -------       -----      -------      -----

Outstanding at
 beginning of year              2,307,000     $10.76      2,174,050      $10.20    2,212,770    $  8.65
Granted                           523,600       5.81        426,200       12.63      651,200      13.17
Canceled                         (161,100)      9.88        (91,000)      11.85      (49,800)     10.34
Exercised                               0         --       (202,250)       8.31     (640,120)      7.85
                                ---------                 ---------                ---------
Outstanding at end of year      2,669,500       9.84      2,307,000       10.76    2,174,050      10.20
                                ---------                 ---------                ---------
Exercisable at end of year      1,984,800     $10.58      1,592,200      $ 9.85    1,291,150    $  8.62
                                =========                 =========                =========


The options outstanding at January 30, 2000 are exercisable at prices ranging from $5.81 to $14.25 per share. The weighted average remaining contractual life of all outstanding options was 7.10 years at January 30, 2000.

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock awards. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997 consistent with the method prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, the Company's net earnings for 1999, 1998 and 1997 would have been reduced by approximately $950,000, $1.3 million and $1.1 million, respectively. Diluted earnings per share would have been reduced by $.06, $.07 and $.05 for 1999, 1998 and 1997, respectively. These pro forma results will not be representative of the impact on future years because only grants made in 1999, 1998 and 1997 were considered. The weighted average grant-date fair value of options granted during 1999, 1998 and 1997 was $2.09, $3.71 and $4.14, respectively. The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: dividend yields of .94%, 2.10% and 1.72%; average expected volatility of .37, .33 and
 .34; risk-free interest rates of 5.88%, 4.75% and 5.71%; and an average expected life of 4.1 years.

RESTRICTED STOCK. On December 6, 1995, Hancock adopted the 1995 Restricted Stock Plan to provide for the issuance of restricted stock awards to employees. The aggregate number of shares that may be issued or reserved for issuance pursuant to the 1995 Restricted Stock Plan shall not exceed one million shares (subject to adjustment as provided in the Plan). During 1999, 1998 and 1997, restricted shares of 595,600, 89,950 and 264,600, respectively, were issued to officers and key employees under the Plan. As of January 30, 2000, 934,600 shares are outstanding for which restrictions have not been lifted. Compensation expense related to restricted shares issued is recognized over the period for which restrictions apply. This expense totaled $1,390,000, $1,310,000 and $1,282,000 in 1999, 1998 and 1997, respectively.

RETIREMENT PLANS. Substantially all full-time employees are covered by a trusteed, noncontributory defined benefit retirement plan maintained by Hancock. The retirement benefits provided by this plan are primarily based on years of service and employee compensation. Pension costs are funded by annual contributions to the trust.

The following table sets forth changes in the projected benefit obligation and changes in the fair value of plan assets (in thousands):



CHANGE IN PROJECTED BENEFIT OBLIGATION                      1999          1998
                                                            -----         -----
Benefit obligation at beginning of year                   $ 40,093      $ 34,759
Service costs                                                2,083         2,010
Interest costs                                               2,799         2,538
Benefits paid                                               (1,828)       (1,701)
Actuarial adjustments                                       (2,014)        2,487
                                                          --------      --------
Benefit obligation at end of year                         $ 41,133      $ 40,093
                                                          ========      ========

CHANGE IN PLAN ASSETS

Fair value of plan assets at beginning of year            $ 41,970      $ 36,869
Actual return on plan assets                                 6,044         4,322
Employer contributions                                       2,365         2,480
Benefits paid                                               (1,828)       (1,701)
                                                          --------      --------
Fair value of plan assets at end of year                  $ 48,551      $ 41,970
                                                          ========      ========

The funded status and the amounts recognized in Hancock's consolidated balance sheet for defined benefit plans based on an actuarial valuation as of the measurement dates of December 31, 1999 and 1998 are as follows (in thousands):


                                                       1999              1998
                                                       ----              ----
Funded status                                        $  7,418         $  1,877
Transition obligation (asset)                            (254)            (508)
Prior service cost                                        624              738
Actuarial adjustments                                  (7,309)          (3,193)
                                                     --------         --------
Prepaid (accrued) benefit cost                       $    479         $ (1,086)
                                                     ========         ========


Plan assets include fixed income and equity funds, comprising corporate and government debt securities as well as common stock. The unrecognized net transition asset is being amortized over 15 years beginning in 1986.

Net periodic pension costs include the following components:


                                                1999          1998        1997
                                                ----          ----        ----
Service cost                                   $ 2,083      $ 2,010     $ 1,713
Interest cost                                    2,799        2,538       2,286
Expected return on plan assets                  (3,860)      (3,404)     (2,840)
Amortization and deferrals                        (139)        (148)       (139)
                                               -------      -------     -------
Net periodic pension cost                      $   874      $   996     $ 1,020
                                               =======      =======     =======

Actuarial assumptions used in the period-end valuations were as follows:


                                                  1999         1998       1997
                                                  ----         ----       ----

Discount rate                                     7.50%        7.00%       7.25%
Rate of increase in compensation levels           4.25%        4.25%       4.25%
Expected long-term rate of return on assets       9.25%        9.25%       9.25%

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. Certain health care benefits are provided by Hancock to substantially all retired employees with more than 15 years of credited service. The following table sets forth the changes in the projected benefit obligation and changes in the fair value of plan assets (in thousands):


                                                       1999             1998
                                                       ----             ----
CHANGE IN PROJECTED BENEFIT OBLIGATION

Benefit obligation at beginning of year              $13,565          $12,040
Service costs                                            679              652
Interest costs                                           888              825
Benefits paid                                           (523)            (379)
Actuarial adjustments                                 (1,564)             427
                                                     -------          -------
Benefit obligation at end of year                    $13,045          $13,565
                                                     =======          =======

The Company currently contributes to the plan as benefits are paid. The funded status and the amounts recognized in Hancock's consolidated balance sheet for other postretirement benefits based on an actuarial valuation as of the measurement dates of December 31, 1999 and 1998 are as follows (in thousands):

                                                        1999             1998
                                                        ----             ----
Funded status                                        $(13,045)        $(13,565)
Prior service cost                                     (1,979)          (2,161)
Actuarial adjustments                                  (5,871)          (4,608)
                                                     --------         --------
Prepaid (accrued) benefit cost                       $(20,895)        $(20,334)
                                                     ========         ========

The medical care cost trend rate used in determining this obligation for employees before age 65 is 7.71%, decreasing by .68% annually before leveling at 5.00%. For individuals 65 and over, the rate is 5.19%, decreasing by .69% annually before leveling at 4.50%. This trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the combined health care cost trend by 1% would increase the accumulated postretirement benefit obligation by $2.1 million.

The discount and the salary scale rates used in calculating the obligations are 7.50% and 4.25%, respectively, at December 31, 1999 and 7.00% and 4.25%, respectively, at December 31, 1998. Net periodic postretirement benefit costs included the following (in thousands):

                                                 1999          1998      1997
                                                 ----          ----      ----
Service cost                                    $  679        $  652   $   672
Interest cost                                      888           825       769
Amortization and deferrals                        (483)         (510)     (548)
                                                ------        ------   -------
Net periodic postretirement benefit costs       $1,084        $  967   $   893
                                                ======        ======   =======

Hancock's policy is to fund claims as incurred. Claims paid in 1999, 1998 and 1997 totaled $523,000, $379,000 and $310,000, respectively.

NOTE 11 - EARNINGS PER SHARE

A reconciliation of basic earnings per share to diluted earnings per share follows (in thousands, except per share data):

                                               1999                               1998                               1997
                                ----------------------------------    ------------------------------   -----------------------------
                                    NET                  PER SHARE       NET              PER SHARE       NET              PER SHARE
                                 EARNINGS    SHARES       AMOUNT      EARNINGS   SHARES     AMOUNT     EARNINGS    SHARES    AMOUNT
                                 --------    ------       ------      --------   ------     ------     --------    ------    ------
BASIC EPS
Earnings available to
 common shareholders              $6,816     18,056       $.38         $3,556    19,741      $.18       $15,324    20,834     $.74

EFFECT OF DILUTIVE SECURITIES
Stock options                                  --                                   192                               391
Restricted stock                               --                                    64                                92
                                             ------                              ------                            ------
DILUTED EPS
Earnings available to common      ------     ------       ----         ------    ------      ----       -------    ------     ----
  shareholders plus conversions   $6,816     18,056       $.38         $3,556    19,997      $.18       $15,324    21,317     $.72
                                  ======     ======       ====         ======    ======      ====       =======    ======     ====

Certain options to purchase shares of the Company's common stock were outstanding during the years ending January 30, 2000 and January 31, 1999 but were not included in the computation of diluted EPS because the exercise price was greater than the average price of common shares. These options were still outstanding as of January 30, 2000.

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

NOTE 13 - STORE CLOSING RESERVES

Store closing reserves are established based on estimates of net lease obligations and other store closing costs. During the fourth quarter of 1998, the Company recorded a charge of $8,604,000 for revised estimates of net lease obligations for stores closed at January 31, 1999 and stores committed to be closed in fiscal 1999. This charge, when combined with an already existing reserve, resulted in a total reserve of $9,022,000 at January 31, 1999.

At January 30, 2000 the balance in this restructuring reserve was $6,552,000 which represents the present value of the future net lease obligations required for the locations which have been closed. The 1999 activity in the reserve is as follows:

                                                         PAYMENTS
                            JANUARY 31,     IMPUTED        ON         JANUARY 30,
                               1999        INTEREST      RESERVE         2000
                               ----        --------      -------         ----
Lease obligations             $9,022          346        (2,816)        $6,552
                              ======          ===        ======         ======

REPORT OF INDEPENDENT ACCOUNTANTS
                                               (PRICEWATERHOUSECOOPERS LOGO)
To the Board of Directors and
Shareholders of Hancock Fabrics, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Hancock Fabrics, Inc. and its subsidiaries at January 30, 2000 and January 31, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statement based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP


March 7, 2000
Memphis, TN

MANAGEMENT'S REPORT ON THE
FINANCIAL STATEMENTS OF HANCOCK FABRICS, INC.

Hancock's financial statements and related information appearing in this report were prepared by management. Management believes that the financial statements present fairly the financial position, the results of operations and the cash flows of the Company in conformity with generally accepted accounting principles. In preparing the financial statements, management must include certain amounts based on estimates and judgements which it believes are reasonable under the circumstances.

Hancock maintains accounting and other internal control systems designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. In connection with the annual audit, our independent accountants report recommendations for improvement in the systems and controls to management and the Audit Committee. Compliance with these systems and controls is monitored through a program of audits by an internal auditing staff. Management recognizes that limitations exist in any internal control system in that the system's cost should not exceed the benefits derived.

The Audit Committee of the Board of Directors is composed of four independent directors. The Audit Committee is responsible for recommending the engaging of Hancock's independent accountants, reviewing their independence, reviewing Hancock's procedures for internal auditing and the adequacy of its internal control systems. The Audit Committee meets from time to time with the independent accountants, management and the internal audit manager. The independent accountants have direct access to the Audit Committee with and without the presence of management.


/s/ Bruce D. Smith


Bruce D. Smith
Senior Vice President,
Chief Financial Officer

ELEVEN-YEAR SUMMARY
--------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

                                                            EARNINGS
                                                             BEFORE
                                              LIFO          INTEREST         NET                         NUMBER
                               GROSS         CREDIT           AND         INTEREST          NET            OF
      YEAR         SALES       PROFIT       (CHARGE)         TAXES        EXPENSE        EARNINGS        STORES
-----------------------------------------------------------------------------------------------------------------
      1999       $381,572     $185,871      $    475        $13,030        $2,380        $  6,816         453
      1998        392,303      190,782           300          6,863         1,273           3,556(1)      462
      1997        381,910      186,764           700         25,004           162          15,324         481
      1996        378,218      183,325        (2,505)        21,239           957          12,481         462
      1995        364,192      172,169        (3,016)        16,658         1,937           8,951         498
      1994        366,816      171,387          (500)        19,056         2,230          10,139         500
      1993        367,745      161,491        (6,600)        10,741         2,076           5,438         500
      1992        380,375      173,075        (6,998)        21,472         2,367          12,118         482
      1991        388,001      184,104        (4,280)        38,668         2,078          17,307(2)      459
      1990        386,882      183,838        (5,598)        47,409         2,889          28,105         437
      1989        345,819      165,923        (3,820)        42,838         1,489          25,957         402


(1) Net earnings in 1998 included a net charge of $6,349,000 related principally to net lease obligations for stores closed at January 31, 1999 and stores committed to closing in fiscal 1999.

(2) Net earnings in 1991 included a net charge of $5,657,000 representing the cumulative effect on prior years of changes in accounting methods ($6,526,000 decrease in net earnings for SFAS No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions and $869,000 increase in net earnings for SFAS No. 109 - Accounting for Income Taxes).



22