Form 10-K/A, Exhibit 13
period 2002-02-03
HANCOCK FABRICS INC
filed 2002-05-03
CIK 812906

                                                                    EXHIBIT 13.1

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------------

YEARS ENDED FEBRUARY 3, 2002, JANUARY 28, 2001 AND JANUARY 30, 2000 (IN
   THOUSANDS, EXCEPT NUMBER OF SHARES)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                 ADDITIONAL
                                                                     COMMON STOCK                  PAID-IN            RETAINED
                                                             SHARES             AMOUNT            CAPITAL            EARNINGS
---------------------------------------------------------------------------------------------------------------------------------
Balance January 31, 1999                                   28,547,826          $    285           $ 35,133           $ 174,180
Net earnings and comprehensive income                                                                                    6,816
Cash dividends ($.325 per share)                                                                                        (6,181)
Issuance of restricted stock                                  595,600                 6              4,126
Cancellation of restricted stock                               (3,700)                                 (26)
Amortization and vesting of deferred
 compensation on restricted stock incentive plan                                                       (91)
Purchase of treasury stock
---------------------------------------------------------------------------------------------------------------------------------
Balance January 30, 2000                                   29,139,726               291             39,142             174,815
Net earnings and comprehensive income                                                                                   10,867
Cash dividends ($.10 per share)                                                                                         (1,765)
Issuance of restricted stock                                   21,500                                   64
Cancellation of restricted stock                               (2,700)                                 (18)
Amortization and vesting of deferred
 compensation on restricted stock incentive plan                                                      (224)
Issuance of shares under directors' stock plan                  9,521                                   36
Issuance of shares as compensation
 for professional services                                     22,288                 1                 94
Purchase of treasury stock
---------------------------------------------------------------------------------------------------------------------------------
Balance January 28, 2001                                   29,190,335               292             39,094             183,917
Net earnings and comprehensive income                                                                                   14,659
Cash dividends ($.16 per share)                                                                                         (2,838)
Issuance of restricted stock                                  459,100                 5              3,477
Cancellation of restricted stock                               (4,100)                                 (31)
Amortization and vesting of deferred
 compensation on restricted stock incentive plan                                                       (63)
Issuance of shares under director's stock plan                 20,189                                  171
Issuance of shares as compensation
 for professional services                                      1,527                                   15
Purchase of treasury stock
Stock options exercised                                       579,050                 5              4,824
---------------------------------------------------------------------------------------------------------------------------------
Balance February 3, 2002                                   30,246,101          $    302           $ 47,487           $ 195,738
=================================================================================================================================

                                                                                                                        TOTAL
                                                                   TREASURY STOCK                 DEFERRED          SHAREHOLDERS'
                                                               SHARES          AMOUNT            COMPENSATION           EQUITY

Balance January 31, 1999                                     (9,952,881)     $(127,867)         $  (4,579)         $  77,152
Net earnings and comprehensive income                                                                                  6,816
Cash dividends ($.325 per share)                                                                                      (6,181)
Issuance of restricted stock                                                                       (4,132)
Cancellation of restricted stock                                                                       26
Amortization and vesting of deferred
 compensation on restricted stock incentive plan                                                    1,390              1,299
Purchase of treasury stock                                     (534,857)        (2,219)                               (2,219)
---------------------------------------------------------------------------------------------------------------------------------
Balance January 30, 2000                                    (10,487,738)      (130,086)            (7,295)            76,867
Net earnings and comprehensive income                                                                                 10,867
Cash dividends ($.10 per share)                                                                                       (1,765)
Issuance of restricted stock                                                                          (64)
Cancellation of restricted stock                                                                       18
Amortization and vesting of deferred
 compensation on restricted stock incentive plan                                                    2,173              1,949
Issuance of shares under directors' stock plan                                                                            36
Issuance of shares as compensation
 for professional services                                                                                                95
Purchase of treasury stock                                   (1,418,000)        (5,497)                               (5,497)
---------------------------------------------------------------------------------------------------------------------------------
Balance January 28, 2001                                    (11,905,738)      (135,583)            (5,168)            82,552
Net earnings and comprehensive income                                                                                 14,659
Cash dividends ($.16 per share)                                                                                       (2,838)
Issuance of restricted stock                                                                       (3,482)
Cancellation of restricted stock                                                                       31
Amortization and vesting of deferred
 compensation on restricted stock incentive plan                                                    2,006              1,943
Issuance of shares under director's stock plan                                                                           171
Issuance of shares as compensation
 for professional services                                                                                                15
Purchase of treasury stock                                     (104,856)          (728)                                 (728)
Stock options exercised                                                                                                4,829
---------------------------------------------------------------------------------------------------------------------------------
Balance February 3, 2002                                    (12,010,594)     $(136,311)         $  (6,613)         $ 100,603
=================================================================================================================================

See accompanying notes to consolidated financial statements.


                                                                              15